 Constellation Brands

WORTH REACHING FOR

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS AND 2024 PROXY STATEMENT



VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

May 27, 2024

To Our Stockholders:

On behalf of the Board of Directors, you are cordially invited to attend the 2024 Virtual Annual Meeting of Stockholders of Constellation Brands, Inc. on Wednesday, July 17, 2024 at 11:00 a.m. (EDT). You will be able to attend the 2024 Virtual Annual Meeting, vote your shares, and submit your questions during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/STZ2024. The meeting will be held entirely online via live audio-only webcast. There will not be an option to attend the meeting in person.

Fiscal 2024 was another successful year for our Company. Led by our President and Chief Executive Officer and our executive leadership team, Constellation delivered strong financial results and executed on our disciplined capital allocation strategy. In addition to the Company's strong operational performance, we continued to enhance our corporate governance practices in Fiscal 2024. During Fiscal 2024, we added two new independent directors to the Board: Bill Giles and Luca Zaramella. This work continues into Fiscal 2025, including my election to the Board and appointment as independent chair effective March 1, 2024.

The attached Notice of Virtual Annual Meeting of Stockholders and Proxy Statement describe in detail the matters expected to be acted upon at the meeting. Also provided is the Company's 2024 Annual Report that contains important business and financial information regarding the Company.

Your vote is important. Regardless of whether you participate in the meeting, we hope you vote as soon as possible. You may vote online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card. Voting online or by phone, written proxy, or voting instruction card ensures your representation at the meeting regardless of whether you attend the meeting.

Thank you for your continued support of Constellation Brands.

Very truly yours,

/s/ Christopher J. Baldwin

CHRISTOPHER J. BALDWIN
Independent Chair of the Board

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

Date/Time	Wednesday, July 17, 2024 at 11:00 a.m. (EDT)
Virtual Meeting Access	To attend the Annual Meeting, vote, and ask questions, go to www.virtualshareholdermeeting.com/STZ2024. You will need the 16-digit control number included on your Important Notice Regarding the Availability of Proxy Materials, your proxy card, or the instructions that accompany your proxy materials. *Because the Annual Meeting is virtual and being conducted over the Internet, stockholders will not be able to attend the Annual Meeting in person.*
Items of Business	1. Elect as directors the thirteen nominees named in the Proxy Statement.
	2. Ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2025.
	3. Approve, by an advisory vote, the compensation of the Company's named executive officers as disclosed in the Proxy Statement.
	4. To consider and vote upon a stockholder proposal regarding managing supply chain water risk, if properly presented at the Annual Meeting.
	5. To consider and vote upon a stockholder proposal regarding greenhouse gas emissions, if properly presented at the Annual Meeting.
	6. To consider and vote upon a stockholder proposal regarding circular packaging, if properly presented at the Annual Meeting.
	7. Transact such other business as may properly come before the Annual Meeting, or any adjournment or postponement.
Record Date	Holders of Class A Common Stock as of the record date of May 20, 2024 are entitled to notice of and to vote on the matters listed in the Proxy Statement.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ James O. Bourdeau

JAMES O. BOURDEAU
Secretary

Your vote is important to us, and we encourage you to vote your shares as soon as possible even if you plan to attend the virtual Annual Meeting. You can vote in the following ways:



Visit the website listed on your Notice or proxy card(s) to
VOTE VIA THE INTERNET



If you received paper copies of your proxy materials in the mail, sign, date, and return your proxy card(s) in the enclosed envelope to
VOTE BY MAIL



Call the telephone number specified on your proxy card(s) or on the website listed on your Notice to
VOTE BY PHONE

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on July 17, 2024: This Proxy Statement and the Company's 2024 Annual Report are available on our website at https://ir.cbrands.com

TABLE OF CONTENTS

CONSTELLATION BRANDS, INC.

50 East Broad Street
Rochester, NY 14614

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This Proxy Statement is being furnished to the holders of the common stock of Constellation Brands, Inc. in connection with the solicitation of proxies by the Board. The proxies are for use at the Meeting. This year we will again hold a virtual Annual Meeting of Stockholders. Stockholders may participate online by logging onto www.virtualshareholdermeeting.com/STZ2024. There will not be a physical meeting location. See the Questions & Answers section near the end of this Proxy Statement for additional information.

We are delivering proxy materials to many stockholders via the Internet under the SEC's Notice and Access rules. Using this method of distribution, on or about June 3, 2024, we will mail an *Important Notice Regarding the Availability of Proxy Materials* that contains information about our 2024 Virtual Annual Meeting of Stockholders and instructions on how to view all proxy materials, and vote electronically, on the Internet. If you receive the Notice and prefer to receive a paper or e-mail copy of the proxy materials, follow the instructions in the Notice for making this request, and the materials will be sent promptly to you via your preferred method. If you prefer to vote by phone, the website listed on the Notice, www.proxyvote.com, has instructions for voting by phone. If you received paper copies of our proxy materials in the mail, you may submit your proxy by properly executing and returning the proxy card or voting instruction card in the enclosed envelope. If you received paper copies of this year's proxy materials by mail, you can elect to receive an email message in the future that will provide a link to those documents on the Internet.

As of the Record Date, the outstanding stock of the Company consisted of Class A Stock and Class 1 Stock. The capital stock of the Company entitled to be voted at the Meeting that was outstanding as of the Record Date consisted of 182,353,851 shares of Class A Stock. Shares of Class 1 Stock are only issued to certain recipients of stock option awards under our LTSIP, have limited voting rights, and holders of Class 1 Stock are not entitled to vote on any of the proposals described in this Proxy Statement. Only holders of record of Class A Stock on the books of the Company at the close of business on the Record Date for determining eligibility to vote at the Meeting are entitled to notice of and to vote at the Meeting.

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. You should carefully read the entire Proxy Statement before voting. This summary does not contain all the information that you should consider when casting your vote.

Voting Matters and Board Recommendations

Management Proposals	Board Recommendation	Where to Find More Information
1. Elect as directors the thirteen nominees named in the Proxy Statement for a one-year term ending at the 2025 Annual Meeting	"FOR" each of the Company's nominees	Page 9
2. Ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2025	"FOR"	Page 32
3. Approve, by an advisory vote, the compensation of the Company's named executive officers as disclosed in the Proxy Statement	"FOR"	Page 69

Stockholder Proposals	Board Recommendation	Where to Find More Information
4. If properly presented, a stockholder proposal regarding managing supply chain water risk	"AGAINST"	Page 70
5. If properly presented, a stockholder proposal regarding greenhouse gas emissions	"AGAINST"	Page 74
6. If properly presented, a stockholder proposal regarding circular packaging	"AGAINST"	Page 77

Company Background

We are an international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy with powerful consumer-connected, high-quality brands like Corona Extra, Modelo Especial, Robert Mondavi Winery, Kim Crawford, Meiomi, The Prisoner Wine Company, High West, Casa Noble, and Mi CAMPO. In the U.S., we are one of the top growth contributors at retail among beverage alcohol suppliers. We are the second-largest beer company in the U.S. and continue to strengthen our leadership position as the #1 share gainer in the high-end beer segment and the overall U.S. beer market. In Fiscal 2024, Modelo Especial became the #1 beer brand in the U.S. beer market in dollar sales. Within wine & spirits, we have reshaped our brand portfolio to shift to a higher-end focused business and continue to expand our supply channels through DTC and international markets. The strength of our brands makes us a supplier of choice to many of our consumers and our customers, which include wholesale distributors, retailers, and on-premise locations. We conduct our business through entities we wholly own as well as through a variety of joint ventures and other entities.

Our mission is to build brands that people love because we believe elevating human connections is Worth Reaching For. It is worth our dedication, hard work, and calculated risks to anticipate market trends and deliver more for our consumers, shareholders, employees, and industry. This dedication is what has driven us to become one of the fastest-growing, large CPG companies in the U.S. at retail. Our core values guide our pursuits:

People
True strength is achieved when everyone has a voice. That is why we build our culture on a foundation that encourages inclusion and diversity in background and thought and aspire to foster an environment where everyone feels empowered to bring their true selves and different points of view to the workplace to drive us forward

Customers
We work relentlessly to anticipate what consumers want today, tomorrow, and well into the future

Entrepreneurship
As an industry leader, we act with a bold, calculated approach to realize our vision and unlock new growth opportunities

Quality
Our promise is to pursue quality in our processes and products by continuously seeking to enhance what we do and how we do it

Integrity
It is about more than achieving goals. How we achieve them is also important. We aspire to act with high moral and ethical standards and always do the right thing, even when it is the hard thing

Our Brands

Every day, people reach for our high-end, iconic imported beer brands such as those in the Corona brand family like the flagship Corona Extra, Modelo Especial and the flavorful lineup of Modelo Cheladas, Pacifico, and Victoria; our fine wine and craft spirits brands, including The Prisoner Wine Company, Robert Mondavi Winery, Casa Noble Tequila, and High West Whiskey; and our premium wine brands such as Kim Crawford and Meiomi.


FRESCA
MIXED
Corona
PREMIER
Corona
Extra
HIGH
WEST
DOUBLE RYE
WOODBRIDGE
KIM
CRAWFORD
Sauvignon Blanc
MEIOMI
Modelo
Especial
PACIFICO
CLARA
Modelo
CHELADA
Especial

Fiscal 2024 Highlights

We continued our historically strong growth and performance highlighted by:

- record net sales of **$10 billion**
- #1 growth leader among large CPG companies
- over $900 million returned to stockholders in dividends and share repurchases
- **56 consecutive quarters** of depletion volume growth for our beer business
  - Modelo Especial delivered nearly 10% depletion growth and became the **#1 beer brand in dollar sales** and #1 dollar share gainer in the entire U.S. beer market
- $245 million of cost savings achieved across the enterprise
- increased our water withdrawal restoration target to 5 billion gallons from local watersheds near our production facilities between Fiscal 2023 and Fiscal 2025

Our Approach to ESG

During the course of our history, we have been committed to safeguarding our environment, making a positive difference in our communities, and advocating for responsible consumption of beverage alcohol products. We believe our ESG strategy enables us to better meet stakeholder expectations and create and protect value for our business, reflects our Company values, and directly addresses pressing environmental and societal needs that are important to our shareholders, communities, consumers, and employees.

Specifically, we have focused on areas where we believe we have the greatest opportunities to make meaningful, positive impacts for people and the planet in a manner that strengthens our Company, and we dedicate our resources towards:

Serving as good stewards of our environment and natural resources

Improving water availability and resilience for our communities where we operate; reducing GHG emissions through energy conservation and renewable energy initiatives; and reducing operational waste and enhancing our use of returnable, recyclable, or renewable packaging

Enhancing social equity within our industry and communities

Championing the professional development and advancement of women in the beverage alcohol industry and our communities; enhancing economic development and prosperity in disadvantaged communities; and championing an inclusive workplace culture, characterized by diversity in background and thought, which reflects our consumers and the communities where we live and work

Promoting responsible beverage alcohol consumption

Ensuring the responsible promotion and marketing of our products; and empowering adults to make responsible choices in their alcohol (substance) consumption by supporting fact-based education, engagement programs, and policies

For additional information on our approach to ESG, including accomplishments in Fiscal 2024 in each of our key strategic ESG focus areas, please see Item 1. (Business) in our 2024 Form 10-K.

CORPORATE GOVERNANCE

Our Approach to Corporate Governance

The Board is committed to performing its responsibilities in a manner consistent with sound governance practices and that promotes value creation for the Company's stockholders. Until November 2022, the Company qualified as a "controlled company" under NYSE rules due to a majority of the voting power being held by entities affiliated with our founding Sands family. In November 2022, we completed the Reclassification as contemplated by the Reclassification Agreement. Upon completion of the Reclassification, the prior "high-vote/low-vote" voting structure was eliminated, and Constellation now has, for substantially all purposes, a single class of voting common stock (Class A Stock) with one vote per share.

Reclassification-Related Governance Changes

As part of the initial phase in the evolution of the Company's governance practices as a non-controlled company, a number of corporate governance changes were implemented in connection with the Reclassification:

- holders of Class A Stock became entitled to vote to elect <u>all</u> directors;
- Robert and Richard Sands retired from their roles as executive officers of the Company;
- the Board implemented a prohibition on any director or executive officer pledging our common stock with a capped carve-out for specified levels of pledging by certain individuals and entities affiliated with the Sands family (see the subheading below entitled "Policy Against Pledging Company Stock");
- the Sands family initially has the right to nominate two members to our Board for the five years following the Reclassification so long as they own 10% or more of our Class A Stock, and to nominate one member to our Board for the next five years and beyond so long as they own 5% or more of our Class A Stock; and
- we transitioned to a majority vote standard for uncontested director elections (see the subheading below entitled "Majority Voting Standard for Director Elections"). Under the Reclassification Agreement, if a Sands family nominee does not get elected to the Board in an uncontested election resulting in a vacancy on the Board, WildStar has the right to designate a replacement nominee who shall be appointed to the Board, subject to satisfaction of applicable legal and exchange listing requirements and reasonable approval of the Board.

Governance Changes Since the Reclassification

Since the Reclassification, the Company has continued to evolve its governance practices and has implemented the following additional changes:

- On July 18, 2023, the Company entered into a Cooperation Agreement with Elliott Management regarding the composition of the Board and related matters. Pursuant to the Cooperation Agreement, the Company agreed to (1) appoint two new independent directors, William Giles and Luca Zaramella, to serve as members of the Board with an initial term expiring at the Company's 2024 Annual Meeting, and (2) limit the size of the Board through the 2024 Annual Meeting to thirteen members, subject to an exception providing the Board with the ability to increase its size to fourteen members in order to appoint an additional director who meets certain independence requirements and is also a current or former chief executive officer of a publicly-traded company. The Cooperation Agreement includes certain voting commitments, standstill, and mutual non-disparagement provisions that will remain in place through the conclusion of the 2024 Annual Meeting. Also on July 18, 2023, the Board appointed William Giles and Luca Zaramella to serve as members of the Board effective immediately.
- Following our 2023 Annual Meeting, Judy A. Schmeling was re-appointed Chair of the Audit Committee; Jennifer M. Daniels was appointed Chair of the CGNR Committee; and Ernesto Hernández was appointed Chair of the Human Resources Committee.
- Following our 2023 Annual Meeting, the Board appointed José Manuel Madero Garza as interim independent Board Chair and commenced a search for an independent Board Chair. That search concluded in late Fiscal 2024 with the Board's decision, effective March 1, 2024, to elect Christopher J. Baldwin as a member of the Board and appoint him as independent Board Chair.
- During Fiscal 2024, the Board engaged Spencer Stuart, a global executive search and leadership consulting firm, to conduct an enhanced effectiveness review, including a focus on Board composition, refreshment, and succession planning (see the subheading below entitled "Board Refreshment, Succession Planning, and Effectiveness Review").

- During Fiscal 2025, the Board committed to commence a review of the performance and effectiveness of each Board member. This review is anticipated to involve reviewing each Board member's contribution to Board discussions, their understanding of the Company and its industry, their attendance and contributions at Board and committee meetings, and their overall commitment to their duties.

The Board understands the importance of sound governance to our stakeholders, and will continue to evaluate its governance practices in response to the expressed views and policies of our stockholders and other stakeholders and seek to evolve those practices as appropriate.

Corporate Governance Highlights

Highlights of our corporate governance practices include the following:

- Refreshed Board and Board Leadership - In the past five years, we have added **seven independent directors** to the Board, including an independent Board Chair.
- Independent Committees - The Board has three standing committees: (i) Audit; (ii) Corporate Governance, Nominating, and Responsibility; and (iii) Human Resources. All of the members of each committee are independent directors.
- Annual Election of Directors - To promote accountability to our stockholders and to align with governance best practices, all of our directors stand for election on an annual basis.
- Majority Voting Standard for Director Elections - Our By-Laws provide for a majority voting standard in uncontested elections which provides that a director nominee will be elected only if the number of votes cast FOR the nominee exceeds the number of votes cast AGAINST the nominee. In addition, our Corporate Governance Guidelines require each director nominee to submit an irrevocable contingent resignation which becomes effective only upon (i) such nominee's failure to receive the requisite number of votes for re-election at any future meeting at which such person would face re-election and (ii) the Board's acceptance of such resignation. If the nominee does not receive the requisite number of votes for re-election, the CGNR Committee will act on an expedited basis to make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board will then consider the CGNR Committee's recommendation and take such action as it determines to be appropriate.
- Policy Against Pledging Company Stock - Our Policy Against Pledging Company Stock prohibits executive officers and directors from pledging shares of the Company's stock as collateral for indebtedness. This prohibition includes, but is not limited to, holding such shares in a margin account or any other account that could cause the Company's stock to be subject to a margin call or otherwise be available as collateral for a margin loan.

  The sole exception to that prohibition is that any member of the Sands family nominated by WildStar to serve on the Board is permitted to continue to pledge their shares of Company stock owned directly or indirectly through Sands family related entities, subject to the restrictions and limitations in the Reclassification Agreement. Under the Reclassification Agreement, any member of the Sands family nominated by WildStar to serve on the Board is permitted to continue to pledge stock so long as: (i) during the five-year period following the closing of the Reclassification, such pledging cannot exceed the greater of: (a) the number of shares having a value of approximately $4 billion at any point in time; and (b) the number of shares pledged as of signing of the Reclassification Agreement; and (ii) after that initial five-year period and until no Sands family nominee is on the Board, pledging cannot exceed the number of shares having a value of $3 billion, as adjusted annually by the Consumer Price Index, subject to grace and cure periods.

  The CGNR Committee is responsible for ensuring compliance with the Policy Against Pledging Company Stock and for monitoring permitted pledging by the Sands family Board nominees and related entities.
- Regularly Scheduled Executive Sessions - The Board meets on a regularly scheduled basis and holds an executive session at every regularly scheduled meeting of the Board. Those executive sessions include sessions of the non-management directors as well as separate sessions of the independent directors. The Board Chair leads the discussions and acts as the chair of such executive sessions.

- **Director Independence** - Assuming all of the nominated directors are elected, the Board will consist of thirteen directors, ten of whom will be independent. Mr. Newlands, our President and Chief Executive Officer, is one of the non-independent directors, and the other two non-independent directors are Messrs. Richard Sands and Robert Sands, who have been designated by WildStar to be nominated to the Board under the Reclassification Agreement.
- **Board, Committee, and Director Evaluation Processes** - The Board and each of its committees conducts a self-evaluation of its performance on an annual basis. In addition, during Fiscal 2024 the Board and the Company conducted an enhanced Board effectiveness review with the assistance of a global executive search and leadership consulting firm.
- **Outside Board Commitments** - Our Board expects individual directors to allot sufficient time and attention to Company matters and to use their judgment and consider all of their commitments when accepting additional directorships, including with other public companies or charitable organizations. Our Corporate Governance Guidelines provide that:
    - ◦ A director shall not serve on the boards of more than four public companies (including ours), with each non-executive board chair position considered as two board seats for this purpose.
    - ◦ No director who is a named executive officer of any public company (including ours) shall serve on the board of more than a total of two public companies (including ours).
    - ◦ No member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies (including ours).
    - ◦ The CGNR Committee is required to conduct an annual review of director and committee leadership time commitments, with consideration given to public company board leadership positions and other director time commitments. The CGNR Committee conducted this review in April 2024 and determined that each director nominee has sufficient time to commit to his or her service on the Board and its committees.
    - ◦ The Board may consider exceptions to the above limitations on a case-by-case basis. Our Board believes that this approach strikes the right balance by allowing for the depth and breadth of experience gained through membership on other boards and the time commitment needed for engaged board and committee service.
- **Mandatory Retirement Age** - While the Board does not believe that it should establish term limits for directors, our Corporate Governance Guidelines prohibit a director who commenced service to the Board after June 2002 from standing for re-election after his or her 70th birthday. This mandatory retirement age applies to all director nominees except for Messrs. Richard Sands and Robert Sands.
- **Orientation and Continuing Education** - The CGNR Committee maintains an orientation process for all new directors, which includes comprehensive background briefings by the Company's executive officers. In addition, all directors periodically participate in briefing sessions on certain subjects relevant to the Company's business strategy, as well as visits to various of the Company's breweries, wineries, and other facilities. This education is intended to assist the directors in better understanding the Company's business and in discharging their duties.

Stockholder Engagement

During Fiscal 2024, we conducted ongoing outreach to stockholders, engaging with investors who collectively held approximately 50% of our outstanding shares of Class A Stock. As of part of that outreach, our management team (including representatives from our Investor Relations department and members of our Executive Management Committee) and, when appropriate, members of the Board, updated investors on a range of topics, and gained an understanding of the perspectives of investors.

Who We Engage
- Institutional Investors
- Sell-side Analysts
- Retail Stockholders
- Proxy Advisory Firms
- Investor Collectives and Coalitions

How We Engage
- One-on-one and group virtual and in-person meetings
- Quarterly sales and earnings calls
- Industry and sell-side analyst presentations and conferences
- Company-hosted events and presentations, including our November 2023 Investor Day
- Written and electronic communications

Who Participates
- Executive Management
- Investor Relations
- CSR
- Corporate Secretary and Legal
- Other Subject Matter Experts
- Board Members (when appropriate)

Important Topics of Engagement
- Business strategy, current business conditions, and financial updates
- Corporate governance
- Executive compensation
- Corporate and Social Responsibility, Sustainability, and Social Priorities

Important Stockholder Engagement Resources
- Constellation's Investor Relations Website
  - https://ir.cbrands.com
  - November 2023 Investor Day Materials
- Annual Proxy Statement, Annual Report, Annual Meeting
- 2023 ESG Impact Report
- Quarterly Earnings Releases
- Other SEC Filings

Our Investor Relations department and the members of our Executive Management Committee that primarily participate in these discussions regularly report to the Board regarding their engagements and the feedback received on the various topics discussed to keep the Board informed of our stockholders' perspectives and enable them to consider and address those matters effectively. We continually evaluate enhancements to our corporate governance, executive compensation, and corporate and social responsibility areas, and appreciate engaging key stakeholders—including our stockholders—in the evaluation of these enhancements.

Stockholders or other interested parties may request to communicate directly with directors or the non-management directors as a group by writing to Constellation Brands, Inc., Board of Directors, 50 East Broad St., Rochester, NY 14614. Stockholders or other interested parties may also communicate concerns via the contact information on our investor relations website at https://ir.cbrands.com. Communications from stockholders or other interested parties to individual directors or the full Board may also be sent via email to corpsecretary@cbrands.com. Our Secretary reviews all communications sent to the Board. All such communications will be forwarded to the Board, the appropriate committee, or an individual director, except for those items that our Secretary deems, in the Secretary's discretion, to be unsolicited marketing communications or unrelated to a director's duties or responsibilities. Communications addressed to the Board may, at our discretion, be shared with members of management.

Proposal 1 – Election of Directors

Director Nominees

The terms of our current directors will expire at the Meeting. The Board has nominated thirteen directors to be elected by the stockholders at the Meeting to hold office until the next Annual Meeting of Stockholders and until their successors are elected and qualified. We provide an overview of the thirteen nominees in the table below. Starting on page 10, we provide a full matrix of director skills and experiences, as well as the rationale for considering such skills and experiences. See "Director Biographies" on page 13 for more information about each of our director nominees.

Nominee	Age	Director Since	Independent	Other Public Company Boards	Committee Membership (C = Chair)
Christopher J. Baldwin	61	2024	Y	2[*]	Board Chair No Committees
Christy Clark	58	2019	Y	0	HRC
Jennifer M. Daniels	60	2018	Y	0	CGNRC (C) Audit
Nicholas I. Fink	49	2021	Y	1	CGNRC HRC
William Giles	64	2023	Y	2	HRC
Ernesto M. Hernández	66	2014	Y	2	CGNRC HRC (C)
José Manuel Madero Garza	56	2019	Y	1	Audit
Daniel J. McCarthy	60	2015	Y	0	Audit
William A. Newlands	65	2019	N	1	None
Richard Sands[#]	73	1982	N	0	None
Robert Sands[#]	65	1990	N	0	None
Judy A. Schmeling	64	2013	Y	1	CGNRC Audit (C)
Luca Zaramella	55	2023	Y	0	Audit

* Mr. Baldwin is a director of BJ's, however, on January 18, 2024, he notified BJ's that he decided not to stand for re-election to BJ's board of directors at its 2024 annual meeting of shareholders.
# Messrs. Richard Sands and Robert Sands are the nominees of WildStar pursuant to the Reclassification Agreement.

Management does not anticipate that any of the nominees will become unavailable to serve for any reason, but if that should occur before the Meeting, proxies will be voted FOR another nominee or nominees to be selected by the Board.

Evaluation and Selection Process for Director Nominees

The Board selects director candidates based on the recommendation of the CGNR Committee. This committee has developed, and the Board has adopted, the Corporate Governance Guidelines which include provisions relating to composition and operation of the Board, and the Board's interaction with management. This committee is responsible for developing lists of desirable director candidates, screening prospective candidates, sharing information concerning the candidates and the process with the Board, and soliciting input from other members of the Board.

The Board continually reviews its composition to identify the skills needed for our Company both in the near term and into the future. Ongoing strategic board succession planning, along with our compulsory retirement age for directors who joined the Board after June 2002, help ensure that the Board continues to maintain an appropriate mix of objectivity, skills, and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors.

Historically, the CGNR Committee has used independent third-party search firms to help identify, evaluate, and conduct due diligence on potential director candidates. Using a professional search firm supports the CGNR Committee in conducting a broad search and looking at a diverse pool of potential candidates. The CGNR Committee also considers recommendations made by the members of the Board, as well as input and feedback provided to the Board by stockholders, stockholder advocacy groups, and proxy advisors on matters related to board composition (including board size, diversity, skill set, and leadership).

Director Experiences, Skills, Qualifications, and Diversity

The CGNR Committee recommends nominees for director on the basis of their character, wisdom, judgment, ability to make independent analytical inquiries, business experiences, understanding of the Company's business environment, time commitment, and acumen. This committee is responsible for assessing the appropriate balance of skills and characteristics required of Board members. When evaluating individual director candidates, the CGNR Committee considers many different skills and experiences. The following experiences and skills are considered by the CGNR Committee and the Board as being essential to creating an effective, well-rounded, and diverse Board that is empowered for proper oversight of our business:

Experiences and Skills	Rationale for Consideration
Senior Leadership	Provides valuable judgment and experience as a current or former C-suite executive or similar role at a publicly traded entity or large private company or other organization. Senior leadership experience allows a director to have a better understanding of management's perspective while providing effective oversight of management and informs the Board's succession planning process.
Finance and Capital Allocation	Demonstrated experience with large-scale financial analysis and decision making is critical to the Board's considerations of issues including capital allocation and long-term strategy.
Industry	The consumer products industry, food and beverage industry, and the beverage alcohol industry specifically are fast-moving, complex, and highly regulated. Experience in these industries is important for understanding and reviewing our business and providing guidance on our strategy and industry positioning.
Operations and Supply Chain	We operate large-scale brewing and winemaking facilities. Significant experience in direct and indirect procurement, demand and supply planning, logistics, and manufacturing is valuable in providing effective oversight to our global operations and supply chain.
Accounting and Financial Reporting	Experience in accounting and financial reporting is important to ensure oversight of the integrity of our financial reporting, appropriate evaluation of our financial statements, compliance with legal and regulatory requirements, and the effectiveness of our internal controls.
Brand Building and Marketing	Consistent with our mission statement to build brands that people love, we value directors with brand building and brand marketing experience because of the importance of consumer obsession, image, and reputation in the consumer products industry and in the beverage alcohol industry specifically.
Human Capital Management	Our people are one of our most valuable assets. This skillset provides important experience dealing with critical human resource issues supporting and enhancing our talent acquisition, retention, and development strategies.
International Operations	Experience with international operations, especially in Mexico, is critical to effective oversight of the key risks and opportunities related to our international operations and production facilities.
Other Public Company Board and Governance	As we continue to evolve our corporate governance practices, this skillset provides a deeper understanding of the oversight responsibilities of public company boards and furthers the goals of greater transparency, accountability, and protection of stockholder interests.

The table below provides a high-level summary of the particular skills and experiences of each of the director nominees approved by the CGNR Committee for election at the Meeting. The fact that a director nominee is not identified as having a particular skill or experience does not mean the director nominee does not possess that skill or experience. Rather, the skills and experiences noted below are those reviewed by the CGNR Committee and the Board in making nomination decisions and as part of the Board succession planning process.

	Christopher J. Baldwin	Christy Clark	Jennifer M. Daniels	Nicholas I. Fink	William Giles	Ernesto M. Hernández	José Manuel Madero Garza	Daniel J. McCarthy	William A. Newlands	Richard Sands	Robert Sands	Judy A. Schmeling	Luca Zaramella
Senior Leadership	X	X	X	X	X	X	X	X	X	X	X	X	X
Finance and Capital Allocation	X			X	X	X	X	X	X			X	X
Industry	X		X	X			X		X	X	X		X
Operations and Supply Chain	X			X		X	X	X	X				
Accounting and Financial Reporting			X		X	X	X	X				X	X
Brand Building and Marketing	X			X					X	X	X		
Human Capital Management	X	X	X	X	X	X		X	X	X	X		
International Operations		X	X	X		X	X		X				X
Other Public Company Board and Governance	X	X	X	X	X	X	X	X	X			X	

Director Nominee Demographics [1]



Gender Diversity

Women 3
Men 10



Ethnic Diversity

Ethnically Diverse 2
Not Ethnically Diverse 11



Age of Director Nominees

'70s: 1
'40s: 1
'50s: 3
'60s: 8



Tenure of Director Nominees Excluding Sands Family (2)

5-10 years 4
Over 10 years 1
0-5 years 6



Tenure of Director Nominees

5-10 years 4
Over 10 years 3
0-5 years 6



Director Independence

Independent 10
Non-independent 3

(1) Based on self-disclosed demographic information as of May 27, 2024.
(2) Excludes Messrs. Richard Sands and Robert Sands, who have been designated by WildStar to be nominated to the Board under the Reclassification Agreement.

The Board is also committed to a diversified membership, in terms of both the individuals involved and their various experiences and areas of expertise, that reflects our consumers and the communities where we live and work. While the Board's diversity definition does not include explicit references to gender, race, or ethnicity, and the Board has not adopted a policy explicitly requiring women and minorities to be included in the initial pool of candidates when selecting new director nominees, such characteristics are considered by the Board (and by any search firms engaged by us) as part of its overall refreshment process.

Director Independence

The Board has adopted and reviews its Corporate Governance Guidelines on an annual basis. These guidelines, which were most recently revised in November 2023, require the CGNR Committee and the Board to review all relationships between the Company and directors or director nominees when determining whether certain relationships between our directors and the Company or its subsidiaries are "material relationships" for purposes of the NYSE independence standards. The Corporate Governance Guidelines are available on our investor relations website at https://ir.cbrands.com under the section entitled "Governance Documents."

In April 2024, the Board reviewed the independence of each incumbent director and director nominee. Based on the Corporate Governance Guidelines and the recommendation of the CGNR Committee, the Board has affirmatively determined that none of the following directors and director nominees had any material relationship with the Company and are therefore independent: Christopher J. Baldwin, Christy Clark, Jennifer M. Daniels, Nicholas I. Fink, William Giles, Ernesto M. Hernández, José Manuel Madero Garza, Daniel J. McCarthy, Judy A. Schmeling, and Luca Zaramella. Accordingly, each director and director nominee, other than William A. Newlands, Richard Sands, and Robert Sands, is independent. Therefore, following the Meeting, assuming all of the nominated directors are elected, the Board will consist of thirteen directors, ten of whom will be independent. The Board also assessed the independence of Jeremy S. G. Fowden, Susan Somersille Johnson, and James A. Locke III who served on the Board during Fiscal 2024 and determined that each of them was independent for their respective tenures on the Board.

In determining the independence of each director, the Board considered and deemed immaterial to the directors' independence transactions involving the sale of products and services in the ordinary course of business between the Company and companies or organizations at which some of our directors were directors, officers, or employees. In each case, the amount paid to or received from these companies or organizations in each of the last three years was determined to be immaterial. Specifically, the Board considered the following:

- For Mr. Baldwin, we had a very small commercial relationship for products and services with certain of the portfolio companies of CVC Advisors (U.S.) Inc. over the past three fiscal years. Mr. Baldwin is a Managing Partner of CVC. These commercial relationships had an aggregate value over the past three fiscal years of less than $85,000.
- For Mr. Fowden, we had a very small commercial relationship for products and services with Primo Water Corporation over the past three fiscal years. Mr. Fowden is the non-executive Chairman of Primo Water Corporation. This commercial relationship had an aggregate value over the past three fiscal years of less than $60,000.

The Board determined that these relationships did not impair the independence of the directors.

Director Biographies

The reported age of each nominee as presented in the following biographies is as of May 27, 2024.



Christoper J. Baldwin
Director since 2024
Independent
Age 61

Independent Board Chair

Background:

Mr. Baldwin has served as a Managing Partner of CVC Advisors (U.S.) Inc., a leading global private markets manager, since October 2020. Prior to that, he served in various capacities for BJ's since joining the company in September 2015. At BJ's, Mr. Baldwin's roles included Chief Executive Officer from February 2016 to February 2020 and chairman of the board in both executive and non-executive capacities at various times between May 2018 and June 2023. While at BJ's, Mr. Baldwin served as Chairman of the board of directors of the National Retail Federation, the world's largest retail trade association, from 2018 to 2020. Mr. Baldwin's previous positions include Chief Executive Officer of Hess Retail Corporation, a global independent energy company and spin-off of Hess Corporation, from 2010 to March 2015, and various executive roles at Kraft Foods Group, Inc. (a predecessor of The Kraft Heinz Company), a food and beverage company; The Hershey Company, a global confectionary manufacturer; Nabisco, a manufacturer of cookies and snacks; and The Procter & Gamble Company, a multinational consumer goods corporation.

Qualifications:

Mr. Baldwin brings to the board extensive executive and board leadership experience from his current and previous roles as chief executive officer and chairman of multiple entities. He also possesses deep knowledge of the consumer packaged goods and food and beverage industries from more than 20 years of service in multiple facets of business leadership, including branding, marketing, and human capital development.

Other Current Public Directorships:
- Advantage Solutions Inc. (Nasdaq: ADV)
- BJ's Wholesale Club Holdings Inc. (NYSE: BJ) (not standing for re-election at BJ's 2024 annual meeting of shareholders)

Other Public Directorships in the Past Five Years:
- None



Christy Clark
Director since 2019
Independent
Age 58

Committee: Human Resources

Background:

Ms. Clark has served as a Senior Advisor at Bennett Jones LLP, an internationally recognized Canadian law firm, since July 2018. From March 2011 to July 2017, she was the Premier of the Province of British Columbia, Canada. When she left politics in 2017, she was the longest serving female Premier in Canadian history.

Qualifications:

As Premier of British Columbia, Ms. Clark earned a reputation as a consensus builder who governed over a multi-year period of economic growth and diversification during which the province became Canada's economic leader and first amongst the provinces in job creation. She brings to the Board her extensive experience in leading large organizations, confronting and building consensus around tough issues, as well as valuable insights into Canadian and international markets, fiscal management, and government relations.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- Shaw Communications (NYSE: SJR) 2018-2023
- Recipe Unlimited Corporation (TSX: RECP) 2018-2022



Jennifer M. Daniels
Director since 2018
Independent
Age 60

Committees: Corporate Governance, Nominating, and Responsibility (Chair)
                  Audit

Background:
Ms. Daniels has served as Chief Legal Officer and Secretary of Colgate-Palmolive Company (NYSE: CL), a leading global consumer products company, since November 2014. Prior to that, she served as Senior Vice President, General Counsel, and Secretary of NCR Corporation from 2010 to 2014. She also served as Vice President, General Counsel, and Secretary of Barnes & Noble, Inc. from 2007 through 2010. Before that, she spent nearly 17 years at IBM, progressing through increasingly senior roles including Vice President, Assistant General Counsel, Chief Trust and Compliance Officer.

Qualifications:
Ms. Daniels brings to the Board over 15 years of governance and legal experience developed at multiple public companies spanning several industries. Her recent experiences provide the Board with a global lens on consumer products business, the benefits of a strong transactional track record, and in-depth knowledge of the corporate governance practices of publicly-traded companies.

Other Current Public Directorships:
  • None
Other Public Directorships in the Past Five Years:
  • None



Nicholas I. Fink
Director since 2021
Independent
Age 49

Committees: Corporate Governance, Nominating, and Responsibility
                  Human Resources

Background:
Mr. Fink has served as Chief Executive Officer of Fortune Brands since January 2020. From March 2019 to January 2020, he served as President and Chief Operating Officer of Fortune Brands. From July 2016 to March 2019, he served as President of Fortune Brands' Water Innovations group. From June 2015 to July 2016, Mr. Fink served as Senior Vice President of Global Growth and Development of Fortune Brands. Prior to that, he served as President, Asia Pacific and South America of Beam Suntory, Inc., a global spirits company.

Qualifications:
As a current chief executive officer and former chief operating officer, Mr. Fink brings to the Board his executive leadership experience, specifically his experience creating incremental stockholder value through deploying capital, investing in consumer-driven innovation, and developing high-performance teams. He brings to the Board more than 20 years of international and consumer brand experience, including within the beverage alcohol industry, as well as his experience with mergers and acquisitions, and strategy.

Other Current Public Directorships:
  • Fortune Brands Innovations, Inc. (NYSE: FBIN)
Other Public Directorships in the Past Five Years:
  • None



William Giles
Director since 2023
Independent
Age 64

Committee: Human Resources

Background:
Mr. Giles served as Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development, Customer Satisfaction for AutoZone (NYSE: AZO), the leading retailer and distributor of automotive replacement parts and accessories in the Americas, from 2007 to December 2020. Mr. Giles joined AutoZone in 2006 as Chief Financial Officer and Executive Vice President Finance. From 1991 to May 2006, he held several positions with Linens 'n Things, Inc., a retailer of home textiles, housewares, and decorative home accessories, most recently as Executive Vice President and Chief Financial Officer. Prior to 1991, Mr. Giles was with Melville, Inc. and PricewaterhouseCoopers.

Qualifications:
Mr. Giles brings to the Board more than three decades of financial proficiency and business leadership in the retail products industry. The Board benefits from the extensive skills that he developed as the chief financial officer of a public company and his ability to provide insights into the strategic, risk management, governance, and financial topics under consideration at Constellation.

Other Current Public Directorships:
- Brinker International (NYSE: EAT)
- Floor and Decor Holdings, Inc (NYSE: FND)

Other Public Directorships in the Past Five Years:
- None



Ernesto M. Hernández
Director since 2014
Independent
Age 66

Committees: Human Resources (Chair)
                   Corporate Governance, Nominating, and Responsibility

Background:
Mr. Hernández retired from GM de Mexico, a subsidiary of General Motors Company, effective January 16, 2020. From June 2011 until August 2019, he served as President and Managing Director of GM de Mexico. Prior to that time, he served as Vice President and Executive Director of Sales, Service and Marketing of GM de Mexico, having served in that role from April 2003 through May 2011. Mr. Hernández began his career with GM de Mexico in 1980 and has held numerous positions of growing responsibility within that company.

Qualifications:
Mr. Hernández brings to the Board over 40 years of experience operating large manufacturing businesses in Mexico. His tenure at General Motors included overall responsibility for the commercial and manufacturing sides of General Motors' operations in Mexico, Central America and the Caribbean. The Board's oversight of Constellation's operations in Mexico benefits greatly from his experience and insights regarding Mexican business operations.

Other Current Public Directorships:
- Dana Incorporated (NYSE: DAN)
- BRP Inc. (TSX: DOO; NASDAQ: DOOO)

Other Public Directorships in the Past Five Years:
- None



José Manuel Madero Garza
Director since 2019
Independent
Age 56

Committee: **Audit**

Background:
Mr. Madero served as interim Non-Executive Chair of the Board of the Company from July 2023 to March 2024. He is currently an independent business consultant based out of Mexico City. He served as honorary advisor of the COFINECE (national council for the promotion of investment, employment and economic growth) at the Office of the Chief of Staff of the President of Mexico from March 2019 until his term ended in December 2019. Prior to that, he served as Chief Executive Officer of Grupo Bepensa from February 2015 through February 2019. From 2005 to 2015, Mr. Madero held various roles of growing responsibility with Monsanto Company, a global agriculture company, including Vice President of International Business Development from September 2014 to January 2015, President and Regional Lead EMEA from February 2013 to August 2014, President and Regional Lead Latin America North from August 2009 to January 2013, Vice President of Commercial Operations for Latin America South from December 2007 to August 2009, and President and Regional Lead of Australia and New Zealand, from August 2006 to December 2007.

Qualifications:
Mr. Madero brings to the Board valuable leadership and business experience, including his experience as the former chief executive officer of Grupo Bepensa, a Mexican business conglomerate operating across the industrial, automotive, financial services, and beverage (both alcoholic and non-alcoholic) sectors. Mr. Madero has successfully navigated the complexities of Mexican business operations, including the local regulatory environment, and brings that skillset and experience to the Board.

Other Current Public Directorships:
  • Newmont Corporation (NYSE: NEM)
Other Public Directorships in the Past Five Years:
  • None



Daniel J. McCarthy
Director since 2015
Independent
Age 60

Committee: **Audit**

Background:
Mr. McCarthy stepped down from Frontier Communications Corporation, a communications company, effective December 3, 2019. Since April 2015, he had served as Frontier's President and Chief Executive Officer, having been elected to the Frontier board of directors in May 2014. Prior to that he was President and Chief Operating Officer from April 2012 to April 2015, and, previously, was Executive Vice President and Chief Operating Officer from January 2006 to April 2012, Senior Vice President, Field Operations from December 2004 to December 2005, and Senior Vice President, Broadband Operations from January 2004 to December 2004. Mr. McCarthy began his career with Frontier in 1990 and has held numerous positions of increasing responsibility within that company. Frontier filed a petition under Chapter 11 of the Bankruptcy Code in April 2020.

Qualifications:
Mr. McCarthy brings to the Board his extensive experience as a former chief executive officer, where he demonstrated an ability for oversight, ensuring operational excellence and strategic alignment across the business. He also brings his experience in strategic planning, financial reporting, the competitive environment, mergers and acquisitions, and regulatory affairs.

Other Current Public Directorships:
  • None
Other Public Directorships in the Past Five Years:
  • Frontier Communications Corporation (Nasdaq: FYBR) 2014-2019



William A. Newlands
President and Chief
Executive Officer
Director since 2019
Age 65

Background:

Mr. Newlands has served as Chief Executive Officer of the Company since March 2019 and as President since February 2018. He served as Chief Operating Officer from January 2017 through February 2019 and as Executive Vice President of the Company from January 2015 until February 2018. From January 2016 to January 2017 he performed the role of President, Wine & Spirits Division and from January 2015 through January 2016 he performed the role of Chief Growth Officer. Mr. Newlands joined the Company in January 2015. Prior to that he served from October 2011 until August 2014 as Senior Vice President and President, North America of Beam Inc., as Senior Vice President and President, North America of Beam Global Spirits & Wine, Inc. from December 2010 to October 2011, and as Senior Vice President and President, USA of Beam Global Spirits & Wine, Inc. from February 2008 to December 2010. Beam Inc., a producer and seller of branded distilled spirits products, merged with a subsidiary of Suntory Holding Limited, a Japanese company, in 2014. Prior to October 2011, Beam Global Spirits & Wine, Inc. was the spirits operating segment of Fortune Brands, Inc., which was a leading consumer products company that made and sold branded consumer products worldwide in the distilled spirits, home and security, and golf markets.

Qualifications:

As the Company's chief executive officer, Mr. Newlands is responsible for providing strategic leadership to the Company and working with the Board to establish long-range goals, strategies, plans, and policies. He brings to our Board operational leadership experience gained through holding a variety of senior management roles within the beverage alcohol industry. He also contributes a broad understanding of industry trends and innovation, as well as insights about consumer product marketing and international business.

Other Current Public Directorships:
 • Hormel Foods Corporation (NYSE: HRL) (Lead Director)
Other Public Directorships in the Past Five Years:
 • Canopy Growth Corporation (Nasdaq: CGC; TSX: WEED) 2018-2021



Richard Sands, Ph.D.
Director since 1982
Age 73

Background:

Mr. Sands previously served as Executive Vice Chairman of the Board of the Company from March 2019 through November 2022 and as Chairman of the Board of the Company from September 1999 through February 2019. He was employed by the Company in various capacities from 1979 through November 2022. He served as Chief Executive Officer from October 1993 to July 2007, as President from May 1986 to December 2002, as Chief Operating Officer from May 1986 to October 1993, and as Executive Vice President from 1982 to May 1986. He is the brother of Robert Sands.

During the period of Mr. Sands' leadership, the Company expanded through a combination of organic internal growth and inorganic mergers and acquisitions to become a leading global producer and marketer of beverage alcohol brands across imported beer, wine, and spirits. Under the experienced leadership of Mr. Richard Sands and his brother Mr. Robert Sands, the Company grew from a regional wine company to a publicly traded total beverage alcohol company in the S&P 500 with revenues for Fiscal 2023 in excess of $9 billion.

Qualifications:

Mr. Sands brings to the Board deep experience with the Company's management, strategic priorities, and history. He has been a dynamic leader for decades, bringing his diverse skill set to bear in both the board room and operations of the Company.

Mr. Sands was nominated to the Board by WildStar pursuant to the terms of the Reclassification Agreement.

Other Current Public Directorships:
 • None
Other Public Directorships in the Past Five Years:
 • None



Robert Sands
Director since 1990
Age 65

Background:

Mr. Sands previously served as the Executive Chairman of the Board of the Company from March 2019 through November 2022 and as Chief Executive Officer of the Company from July 2007 through February 2019. Mr. Sands also served as President of the Company from December 2002 to February 2018, as Chief Operating Officer from December 2002 to July 2007, as Group President from April 2000 through December 2002, as Chief Executive Officer, International from December 1998 through April 2000, as Executive Vice President from October 1993 through April 2000, as General Counsel from June 1986 through May 2000, and as Vice President from June 1990 through October 1993. He is the brother of Richard Sands.

During his tenure as Chief Executive Officer, Mr. Sands led the Company through the acquisition of its Mexican beer business, the initial build out of its Mexican production footprint, and the premiumization of its brand portfolio. Under the experienced leadership of Mr. Robert Sands and his brother Mr. Richard Sands, the Company grew from a regional wine company to a publicly traded total beverage alcohol company in the S&P 500 with revenues for Fiscal 2023 in excess of $9 billion.

Qualifications:

Mr. Sands brings to the Board his vast expertise with the Company's operations, brands, and shifting consumer demands, based on over three decades of experience across his many roles. He is a top leader of the beverage alcohol industry, having built extensive relationships across the industry at home and abroad.

Mr. Sands was nominated to the Board by WildStar pursuant to the terms of the Reclassification Agreement.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- None



Judy A. Schmeling
Director since 2013
Independent
Age 64

Committees: **Audit (Chair)**
                  Corporate Governance, Nominating, and Responsibility

Background:

Ms. Schmeling served as Chief Operating Officer of HSN, Inc., an interactive multichannel retailer, from May 2013 to December 2017 and as President of Cornerstone Brands, a retailing segment of HSN, Inc., from August 2016 to December 2017. She also served as Chief Financial Officer of HSN, Inc. from May 2013 to November 2016. From August 2008 to May 2013, Ms. Schmeling served as HSN, Inc.'s Executive Vice President and Chief Financial Officer. Prior to that, Ms. Schmeling held positions of increasing responsibility within the HSN operating segment. She served as Executive Vice President and Chief Financial Officer of HSN (when it was IAC Retailing) from February 2002 to August 2008; as Senior Vice President, Finance from November 1999 to February 2002; as Chief Operating Officer of international operations from January 2001 to February 2002; as Vice President, Strategic Planning and Analysis from January 1998 to November 1999; and as Director of Investor Relations and Operating Vice President, Finance from September 1994 to January 1998 (during the time when HSN was a separately traded public company).

Qualifications:

Ms. Schmeling brings to the Board over 20 years of financial, operational, and leadership experience with her from HSN, a leading interactive multichannel retailer and the first television shopping network. She has also served in various roles through multiple corporate transitions, including the spin-off of HSN from IAC and HSN's integration of additional businesses. Throughout her career as an executive and a director at other public companies, Ms. Schmeling has been at the forefront of new and emerging industries and has developed extensive expertise in accounting/finance, and has significant experience with operations, treasury functions, tax, investor relations, and corporate strategy.

Other Current Public Directorships:
- Casey's General Stores, Inc. (Nasdaq: CASY) (Lead Director)

Other Public Directorships in the Past Five Years:
- Canopy Growth Corporation (Nasdaq: CGC; TSX: WEED) 2018-2024



Luca Zaramella
Director since 2023
Independent
Age 55

Committee: **Audit**

Background:
Mr. Zaramella has served as Executive Vice President, Chief Financial Officer of Mondelēz (Nasdaq: MDLZ), a global snacking leader, since August 2018. In this role, he is responsible for the oversight of the company's global Finance, Information and Technology Solutions and shared service functions. He previously served as Senior Vice President Corporate Finance, CFO Commercial, and Treasurer from June 2016 to July 2018, as Interim Lead Finance North America from April 2017 to November 2017, as Senior Vice President and Corporate Controller from December 2014 to August 2016, and as Senior Vice President, Finance of Mondelēz Europe from October 2011 to November 2014. He joined Mondelēz in 1996.

Qualifications:
As the current chief financial officer of a multi-billion dollar public company in the food and beverage industry, Mr. Zaramella brings to the Board a wealth of financial expertise, including strategic planning, risk management, and financial reporting. He leverages his experience to provide the Board and the Company with insights into effective capital allocation, financial management, and operational efficiency.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- None

Vote Required

Each director shall be elected by the affirmative vote of the holders of a majority of the votes entitled to be cast by stockholders present in person or represented by proxy at the Meeting and entitled to vote on the election of directors. For this purpose, a majority of the votes entitled to be cast shall mean that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes "for" and votes "against" and exclude "abstentions" and "broker non-votes" with respect to that director's election.

The Board recommends a vote "FOR" all nominees.

Board and Committee Composition

Board Refreshment, Succession Planning, and Effectiveness Review

As part of the Board's focus on continuously reviewing and updating its governance practices, the Board worked with Spencer Stuart in Fiscal 2024 to conduct an enhanced Board effectiveness review. The review included all dimensions of board performance with a focus on matters related to board composition (including board size, diversity, skill set, and leadership), and governance practices. The review identified and confirmed key strengths and opportunities in the following areas of focus:

Area of Focus	Strengths	Opportunities and Actions
Board succession planning	The review confirmed the Board's perspective that the Board has been thoughtfully composed with directors who have expertise, backgrounds, and geographic and political knowledge relevant to the Company's strategy.	The Board and CGNR Committee are further developing a long-term succession plan for the Board and will revisit and update that plan at least annually.
CEO succession planning	The review confirmed the Board's perspective that the Company has enjoyed strong leadership from the CEO and executive leadership team, and that the Board has historically recognized and continues to recognize its responsibility for CEO succession.	The Human Resources Committee and the Board are enhancing their engagement on leadership succession planning.
The Board's role in strategy	The review identified that the Board is aligned with the CEO and executive management team on the key strategic priorities facing the Company.	Starting in Fiscal 2024, the Board is holding dedicated strategy meetings, commencing on an annual basis, and is generally increasing the Board's overall engagement in corporate strategy.
Stockholder engagement	The review confirmed that the Board is well-informed of stockholder perspectives regarding the business and governance of the Company.	The Company has commenced development and execution of a robust stockholder engagement plan, which will include increasing levels of proactive outreach to the portfolio managers and stewardship teams from the Company's largest stockholders and their advisors.
Board education and development	The review confirmed that new directors participate in an onboarding process and also receive continuing education from management on the Company's business.	In Fiscal 2024, the Company implemented an enhanced director continuing education program. The Company will continue to enhance and build out its director onboarding processes to further prepare all new directors to make their strongest contributions to the Board.
Governance enhancements	The review confirmed that the Board has operated well and has adopted good governance practices, and that the Board should continue to evolve its governance practices as a non-controlled company.	The CGNR Committee and the Board are committed to continuing to implement governance enhancements, including those listed above under the subheading "Governance Changes Since the Reclassification".

Board and Committee Evaluation Process

We believe the Board's historical self-evaluation process has been an effective tool in ensuring sound corporate governance practices, which are important to the success of the Company's business and in advancing stakeholder interests. As provided in the Corporate Governance Guidelines, Board committee Charters, and the NYSE listing standards, the Board and each of its committees conducts an annual self-evaluation with a particular focus on overall effectiveness. The committees report to the Board on the outcome of their self-evaluations.

As part of the Board refreshment, succession planning, and effectiveness review summarized above, the CGNR Committee is planning to engage an independent third party to commence individual director evaluations during Fiscal 2025, and will implement a periodic cadence of conducting similar reviews on a go-forward basis.

Board Leadership Structure

The Board is responsible for overseeing our business strategy, the exercise of corporate power, and ensuring that the Company's business and affairs are managed to meet our stated goals and objectives. The Board ensures that we have an effective management team in place to run our business and serves to protect and advance the long-term interests of our stockholders. The role of our executive officers is to develop and implement a strategic business plan for the Company with the oversight of the Board and to grow our business. Our employees conduct our business under the direction of our President and CEO with the independent oversight of the Board.

Our Corporate Governance Guidelines provide that there is no predetermined policy as to whether the roles of Chair of the Board and CEO should be separate and, if the roles are to be separate, whether the Chair of the Board should be a management or non-management director. Each year, the Board chooses a director to serve as Board Chair. The Board Chair schedules and presides at executive sessions of non-management directors and independent directors. The Board Chair also facilitates communication between other members of the Board, the Chair, and the CEO.

If the Board Chair is not an independent director, then the non-management directors choose an independent director to serve as Lead Director. In that instance, the Lead Director is responsible for presiding at executive sessions of non-management directors and independent directors, and facilitating communication between other members of the Board, the Chair, and the CEO. Since the Board Chair is currently an independent director, a Lead Director has not been designated by the non-management directors.

Oversight of Risk Management –

The Board recognizes that the achievement of our strategic and operating objectives involves risk. The Board oversees the management of those risks, with a focus on the most significant risks that we face. The Board performs this oversight role within the Company's integrated ERM framework. Our ERM framework consists of risk identification, risk assessments, risk mitigation, monitoring, communication, and continuous review and improvement. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with executive management and other senior leaders with respect to key aspects of the Company's business, including the assessment and mitigation of the Company's most significant risks.

The Board has tasked its committees with the oversight of certain categories of risks, and those committees report to the Board regularly on these matters.

- **Audit Committee**: The Audit Committee performs the Board's oversight responsibilities as they relate to our accounting and ERM policies, internal controls, and financial reporting practices, and reviews and assesses our major enterprise risk exposures and the manner in which such risks are being monitored and controlled. The Audit Committee also monitors the Company's compliance with legal and regulatory requirements and oversees cybersecurity, including privacy and information security, and receives regular updates from our Chief Information Security Officer.
- **Corporate Governance, Nominating, and Responsibility Committee**: The CGNR Committee oversees risks related to our governance structure and processes and our environmental, sustainability, and social responsibility programs. It administers our related person transactions policy, and as part of that administration process, oversees our processes for mitigating any risks in such transactions. It also

monitors compliance with the Company's stated policy prohibiting pledging and monitors any continued pledging by permitted persons. This committee also reviews stockholder proposals and makes recommendations to the Board regarding any such proposal.

- <u>Human Resources Committee</u>: The Human Resources Committee reviews our executive and non-executive compensation programs and practices as they relate to risk management practices and risk-taking incentives. The Human Resources Committee also reviews the Company's human capital matters.

<u>Risk Identification, Assessment, Monitoring, and Mitigation Processes</u>

The Board is supported in its risk oversight function by our management team and specifically our ERM function. The ERM function has established a governance structure in charge of continuous risk management. We have three specialized risk monitoring sub-committees tailored to each segment of the company (Beer, Wine & Spirits, and Corporate). The three committees are multi-faceted and responsible for both crisis management and risk management. They meet on at least a quarterly basis to track open threats and risks to the business. The committees are comprised of cross functional representation in the business that contribute their expertise to address risk and emerging threats, and to facilitate strategic decision making in response to crisis scenarios. There is representation on the committees from legal, finance, audit, communications, operations, ERM, public affairs, and information technology. We also have implemented a Geopolitical, Strategic, and Organizational Committee with representation of all of our business units that also meets on a quarterly basis to discuss top threats and risks to the company. ERM formally reports into the executive management on a quarterly basis, the Audit Committee on a quarterly basis, and to the Board at least annually. Additionally, ERM has weekly informal conversations with the executive management team on emerging threats and risks.

Oversight of ESG-Related Risks –

The Board recognizes the importance of our ESG initiatives and the need to provide effective oversight of those initiatives. The Board has oversight responsibility for all areas not specifically delegated to one of its committees. In concert with its committees, the Board also oversees material risks and opportunities related to our strategic plan, including ESG considerations such as water usage and availability.

- The CGNR Committee's Charter sets forth its responsibility for oversight of the Company's environmental, sustainability, and social responsibility programs, as well as to review the Company's environmental, sustainability, and social responsibility programs and goals, and the Company's progress toward achieving those goals.
- The Human Resources Committee's Charter sets forth its responsibility for review human capital matters (including disclosures related to such matters), which may include, but are not limited to, the development, attraction, and retention of Company personnel, succession planning, and employee diversity, equity, and inclusion matters.
- The Audit Committee reviews the Company's ESG program as part of its responsibility to perform the Board's oversight responsibilities as they relate to the Company's accounting policies, internal controls, and financial reporting practices, including monitoring the ERM process and policies with respect to risk assessment and risk management.

Our Chief Communications, Strategy, ESG, and Diversity Officer and other members of management report directly to the CGNR Committee at every regularly scheduled meeting of the committee (in meetings generally attended by the full Board) regarding key recommendations, progress, and outcomes related to our ESG strategy and related goals.

Oversight of Cybersecurity-Related Risks –
The Audit Committee has oversight responsibility for cybersecurity, including privacy and information security. In connection with that oversight responsibility, the Audit Committee receives regular updates from our Chief Information Security Officer and Chief Data and Information Officer regarding our cybersecurity program and governance processes; cyber risk monitoring and management; the status of projects to strengthen our cybersecurity and privacy capabilities; recent significant incidents or threats impacting our operations, industry, or third-party suppliers; and the emerging threat landscape.

Our Board Committees

Board and Committee Meetings and Committee Membership –
During Fiscal 2024, the Board met eight times. Each incumbent director who is standing for re-election at the Meeting attended at least 75% of the total number of meetings held by the Board and each committee of the Board on which they served during their period of service. The non-management directors and the independent directors also meet periodically in regularly scheduled sessions without management. Our directors are expected to attend each Annual Meeting of Stockholders, and all directors who were at that time standing for re-election attended our 2023 Annual Meeting of Stockholders.

The table and footnotes below list our three separately designated, standing Board committees, the directors who serve on them, and the number of committee meetings held in Fiscal 2024. Each committee operates under a written charter that was approved by the Board and is available on our investor relations website at https://ir.cbrands.com. Each member of the three standing Board committees is independent in accordance with the applicable requirements of the NYSE listing standards, the SEC, and our Corporate Governance Guidelines. Unless noted below, all directors served on the respective committees listed below for the entirety of Fiscal 2024.

Audit Committee [1]	Human Resources Committee [2]	Corporate Governance, Nominating, and Responsibility Committee [3]
Ms. Daniels	Ms. Clark	Ms. Daniels ◆
Mr. Madero	Mr. Fink	Mr. Fink
Mr. McCarthy ●	Mr. Giles	Mr. Hernández
Ms. Schmeling ◆●	Mr. Hernández ◆	Ms. Schmeling
Mr. Zaramella ●		

◆ Committee Chair   ● Audit Committee Financial Expert

[1] The Audit Committee held five meetings in Fiscal 2024. Mr. Fink served on the committee until July 18, 2023. Mr. Zaramella was elected as a member of the committee effective July 18, 2023.

[2] The Human Resources Committee held six meetings in Fiscal 2024. Messrs. Fink and Giles were elected members of the committee effective July 18, 2023.

[3] The CGNR Committee held seven meetings in Fiscal 2024. Mr. Fink was elected as a member of the committee effective July 18, 2023.

Audit Committee –
This committee performs the Board's oversight responsibilities as they relate to our accounting policies, internal controls, and financial reporting practices, including, among other things, the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of our internal audit function and the independent registered public accounting firm, and the ERM process and policies with respect to risk assessment and risk management. In addition, this committee maintains a line of communication between the Board and our financial management, internal auditors, and independent registered public accounting firm. The Board has determined that Ms. Daniels, Mr. Fink, Mr. Madero, Mr. McCarthy, Ms. Schmeling, and Mr. Zaramella are independent (as independence is determined for audit committee members under NYSE listing standards) and that all are financially literate. The Board has also determined that Messrs. McCarthy and Zaramella and Ms. Schmeling qualify as audit committee

financial experts. Additional information regarding the experience of each committee member is set forth under the heading "Director Nominees." No committee member simultaneously serves on the audit committees of more than two other public companies.

CGNR Committee –
Effective April 5, 2023, the Board renamed this committee to more clearly reflect its responsibility as the nominating committee of the Board. The CGNR Committee identifies individuals qualified to become Board members consistent with criteria and qualifications for membership approved by the Board and selects, or recommends that the Board select, director nominees for each Annual Meeting of Stockholders. The CGNR Committee advises the Board concerning the appropriate composition of the Board and its committees, develops and recommends corporate governance guidelines to the Board, advises the Board regarding appropriate corporate governance practices and assists the Board in achieving them, and oversees the Company's environmental, sustainability, and social responsibility programs and goals and Company's progress toward achieving those goals. Among other matters, this committee also makes recommendations to the Board with respect to an officer to be designated as Chief Executive Officer, a director to serve as Chair of the Board, and, if applicable, an independent director to serve as Lead Director. In addition, this committee advises the Board regarding compensation for the non-management directors and reviews related person transactions involving the Company and its directors, director nominees, executive officers, or significant stockholders.

The CGNR Committee will also consider director nominations recommended by our stockholders in accordance with the procedures set forth under the heading "Stockholders Proposals for the 2024 Annual Meeting." Nominations by stockholders must be provided in a timely manner and must include sufficient biographical information so that the CGNR Committee can appropriately assess the proposed nominee's background and qualifications. For a stockholder to have their candidate considered by the CGNR Committee for inclusion as a director nominee at the 2025 Annual Meeting of Stockholders, stockholder submissions of candidates for nomination to the Board must be received by the Company's Secretary in writing at our offices, Constellation Brands, Inc., 50 East Broad St., Rochester, NY 14614.

Human Resources Committee –
This committee functions as the compensation committee of the Board. In addition to satisfying the applicable independence requirements of the SEC and the NYSE and qualifying as independent under the Corporate Governance Guidelines, the members of the Human Resources Committee are considered "non-employee directors" under Rule 16b-3 of the Exchange Act.

This committee fulfills the Board's responsibilities relating to the compensation of our executive officers, including our Chief Executive Officer, and engages an independent consultant to assist with its review and analysis of executive compensation. Additionally, the Human Resources Committee monitors: our human resources policies and procedures as they relate to our goals and objectives and good management practices; our material policies and procedures which relate to compliance with pertinent human resources laws and regulations, the ethical conduct of the business as it relates to human resources matters, and the management of human resources capital; our procedures and internal controls that relate to personnel administration, pay practices, and benefits administration; and human capital matters including, but not limited to, the development, attraction, and retention of Company personnel, and employee diversity, equity, and inclusion matters. The Human Resources Committee is responsible for evaluating the performance of our Chief Executive Officer and approves each element of his compensation, as well as the compensation of our other executive officers. This committee also annually reviews with management the CD&A section of this Proxy Statement and, as appropriate, recommends to the Board that it be included in our applicable filings with the SEC.

This committee presently oversees our LTSIP, AMIP, and ESPP, and it reviews our senior management development and succession plans and any employment agreement with any current or proposed executives as well as other important human resources issues. The Human Resources Committee has not delegated any authority with respect to the compensation of our executive officers. The Human Resources Committee has delegated to our Chief Human Resources Officer limited authority to grant equity awards to non-executive officer employees, subject to certain limitations on the aggregate annual value of such awards and the annual value of awards granted to an individual recipient.

The Role of Our Executive Officers –

Executive officers may make recommendations and provide information to, and answer questions from, the Human Resources Committee as it fulfills its responsibilities regarding executive compensation during each fiscal year. No executive officer has the authority to approve their compensation or to grant awards of equity compensation to themselves or to any other executive officer.

The Role of Compensation Consultants –

The Human Resources Committee directly engaged FW Cook to serve as its independent compensation consultant for Fiscal 2024. The scope of services relating to Fiscal 2024 executive compensation performed by FW Cook generally consisted of the following:

- competitive reviews of our executive compensation programs, including a review of current incentive programs, a review of our peer group, and external market-check analyses (including a pay-for-performance analysis);
- plan modification and design recommendations, including advice related to the design of our compensation program for our President and Chief Executive Officer and our other named executive officers;
- updates on executive compensation trends and related regulatory rulemaking;
- an executive compensation risk analysis;
- a review of the 2024 CD&A; and
- additional consultant support as needed including review and comment on management proposals and attendance at committee meetings.

FW Cook also serves as the independent compensation consultant to the CGNR Committee concerning compensation of the non-management directors. The CGNR Committee directly engaged FW Cook to assist with its review and recommendations concerning the non-management director compensation program for action by the Board in Fiscal 2024. During Fiscal 2024, FW Cook provided advice and recommendations on executive and director compensation and did not provide us with any additional services.

The Human Resources Committee has considered the independence of FW Cook, as required under NYSE listing standards. The committee has also considered the relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act, that could give rise to a potential conflict of interest with respect to FW Cook. Based on its reviews, the Human Resources Committee has not identified any conflicts of interest regarding the services of FW Cook or its employees.

Compensation Risk Assessment

In April 2024, the Human Resources Committee received a report from its independent compensation consultant analyzing our executive compensation programs for potential risks created by such programs, as well as the design elements in our programs that mitigate any such risks. The committee also received a comparable report with respect to our non-executive compensation programs prepared by the Human Resources Department. The Human Resources Committee's review process did not identify any compensation-related risks that it considered reasonably likely to have a material adverse effect on us. The committee reached this conclusion after considering the features of our compensation programs, including:

- the use of an appropriate pay philosophy, peer groups, and market positioning in order to support business objectives;
- a mix of cash and equity compensation, fixed and variable compensation, and short-term and long-term compensation;
- annual short-term and long-term incentive compensation that is dependent upon our performance against multiple performance metrics; and
- a mix of equity awards, including NQSOs, RSUs, and PSUs for all named executive officers.

The committee also reviewed a number of features that are designed to mitigate risk, including:

- effective controls and plan governance, including centralized management by the Human Resources Department and oversight by the Finance Department;
- independent oversight of the executive compensation program by the committee;
- capped maximum opportunities under the annual short-term incentive compensation program and the PSU program that discourage excessive risk-taking and protect against the possibility that actions are taken to maximize short-term results at the expense of long-term objectives;
- "double trigger" vesting of equity awards following a change in control; and
- our robust stock ownership guidelines, anti-hedging policy, recently implemented anti-pledging policy, and revised clawback policy.

Certain Relationships and Related Transactions

Transactions with Related Persons

During Fiscal 2024, based on arm's-length negotiations, WildStar, an entity which is indirectly owned in part by Richard Sands and Robert Sands, paid us a total of $322,922 for the use of certain office space and administrative services at our former corporate offices in Victor, New York and Delray Beach, Florida.

During Fiscal 2022, based on arm's-length negotiations, we entered into a lease agreement for office space for our global headquarters in Rochester, New York with an entity approximately 25% of which is indirectly owned by an entity owned by Robert Sands. During Fiscal 2024, we made $2,541,912 million in lease payments related to such office space.

The Company uses the Hotel Properties for corporate events. The Lake House is indirectly owned by several trusts, the beneficiaries of which are the descendants of Richard Sands and Robert Sands. A portion of the Seagate Hotel & Spa, Beach Club, and Country Club in Delray Beach, Florida is indirectly owned by a trust, the beneficiaries of which are the descendants of Richard Sands. From time to time, we pay standard market rates to the Hotel Properties for functions and director and employee lodging. During Fiscal 2024, we paid $288,982 for these services.

Policy Regarding Related Person Transactions

The Board and the CGNR Committee have adopted a written policy providing that all related person transactions or series of similar transactions in which the amount exceeds or may be expected to exceed $120,000 must be presented to the CGNR Committee for pre-approval or, in certain instances, ratification. The policy requires each of our (i) directors or director nominees, (ii) executive officers, and (iii) security holders known by the Company to own of record or to beneficially own more than 5% of any class of our voting securities to notify the Chief Legal Officer promptly and, whenever possible, in advance of the occurrence of any potential related person transaction in which such person is directly or indirectly involved.

The Chief Legal Officer is responsible for reviewing all potential related person transactions and taking reasonable steps to ensure that all related person transactions are presented to the CGNR Committee for pre-approval or ratification by members of the committee at the committee's next regularly scheduled meeting. If the Chief Legal Officer determines it is impractical or undesirable to wait until a committee meeting to pre-approve a related person transaction, the chairperson of the committee may review and pre-approve or ratify the transaction, and any such action (and supporting rationale) must be reported to the committee at its next meeting. No director may engage in a vote to pre-approve any related person transaction in which they or any member of their immediate family has a material interest; provided, however, that such director must provide any information concerning such related person transaction that the CGNR Committee may reasonably request. If a potential related person transaction involves the Chief Legal Officer, the Chief Financial Officer would assume the responsibilities of the Chief Legal Officer under the policy with respect to that transaction.

The CGNR Committee may consider all factors it deems relevant when determining whether to pre-approve a related person transaction. In the context of evaluating potential transactions, the CGNR Committee may consider, among other factors, the nature of the transaction and the related person's interest in the transaction, the size of the transaction, whether we are able to engage in a comparable transaction with an unaffiliated party on more favorable terms, the benefit of the transaction to us, and the impact of the transaction on the related person. The CGNR Committee will prohibit such a transaction if it determines the transaction to be inconsistent with the interests of the Company and its stockholders. We are not aware of any related person transaction required to be reported under Regulation S-K Item 404(a) since the beginning of Fiscal 2024 that has not been pre-approved or ratified pursuant to this policy.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2024, Christy Clark, Nicholas I. Fink, Jeremy S. G. Fowden, William Giles, Ernesto M. Hernández, and Susan Somersille Johnson served as members of the Human Resources Committee. None of the members of the Human Resources Committee was an officer or employee of the Company during Fiscal 2024. None of our executive officers served on the compensation committee or the board of directors of any company that had one or more of its executive officers serving as a member of our Human Resources Committee or Board during Fiscal 2024.

Director Compensation

The CGNR Committee advises the Board with regard to compensation of non-management directors. The CGNR Committee directly engaged FW Cook as its independent compensation consultant to assist with such matters during Fiscal 2024. Management personnel within the Human Resources Department support the CGNR Committee and the Board in their work concerning non-management director compensation. Executive officers may make recommendations or provide information to, or answer questions from, the CGNR Committee and the Board regarding non-management director compensation. Mr. Newlands, who is also an executive officer of the Company, receives no additional compensation for serving as a director.

Our compensation program for non-management members of the Board currently runs on an annual cycle starting with the first Board meeting immediately following the Annual Meeting of Stockholders and includes compensation in the form of cash, RSUs, and NQSOs. As part of the annual compensation review process, our director compensation program was reviewed by FW Cook in June 2023. In light of developments in the Company's competitive positioning and the Committee's historical biennial cycle for reviewing the director compensation program, including that no adjustments were considered in July 2022, FW Cook proposed two changes to the program:

- A $10,000 increase in the grant date fair value of the RSU award, from $115,000 to $125,000; and
- A $2,500 increase in the annual cash retainer for service as the Chair of the CGNR Committee.

In FW Cook's review and recommendation in June 2023 to make the above adjustments to the director compensation program, FW Cook informed the CGNR Committee that the structure of our director compensation program continues to be generally aligned with peer group policy and broader market practices.

FW Cook's recommendation was reviewed and approved by the Board at its July 18, 2023 meeting.

For the annual cycle starting with the first Board meeting immediately following the 2023 Annual Meeting of Stockholders, our annual compensation program for non-management directors consisted of:

- an annual Board cash retainer of $100,000, payable in quarterly installments;
- an annual non-executive Board Chair cash retainer of $185,000, payable in quarterly installments;
- an annual cash retainer of $17,500 to the Chair of the CGNR Committee, payable in quarterly installments;
- an annual cash retainer of $20,000 to the Chairs of each of the Audit Committee and the Human Resources Committee, payable in quarterly installments;
- an annual cash retainer of $30,000 to the Board's Lead Director, if any, payable in quarterly installments;
- an NQSO grant with a grant date fair value of $55,000; and
- an RSU award with a grant date fair value of $125,000.

On July 21, 2023, non-management directors were granted:

- 658 NQSOs to purchase Class 1 Stock at an exercise price of $269.50 that are exercisable for a ten-year period. These options vested six months from the grant date, subject to earlier vesting in the event of death or disability; and
- 463 RSUs, which vest on the first July 10th following the grant date, subject to earlier vesting in the event of death, disability, or a change-in-control of the Company.

We reimburse our non-management directors for reasonable expenses incurred in connection with attending Board and Board committee meetings. For the 2023 calendar year, we made an annual $10,000 cash payment to each of our non-management directors to be used towards purchases of our products. We also maintain a charitable matching program pursuant to which we will match donations by directors up to $5,000 per year to charitable organizations focused on health, education, or the arts. As the matching program operates on a calendar year basis and accepts documented requests for matches of donations made in prior years, the amounts reported below in any particular fiscal year may exceed the $5,000 annual limit.

Director Compensation in Fiscal 2024

Director [1]	Fees Earned or Paid in Cash [2]	Stock Awards [3]	Option Awards [4]	All Other Compensation [5]	Total
Christy Clark	$100,000	$124,779	$54,969	$10,000	$289,748
Jennifer M. Daniels	$111,106	$124,779	$54,969	$10,000	$300,854
Nicholas I. Fink	$100,000	$124,779	$54,969	$15,000	$294,748
Jeremy S. G. Fowden	$60,000	$—	$—	$10,000	$70,000
William Giles	$63,462	$124,779	$54,969	$10,000	$253,210
Ernesto M. Hernández	$112,692	$124,779	$54,969	$10,000	$302,440
Susan Somersille Johnson	$100,000	$124,779	$54,969	$25,000	$304,748
James A. Locke III	$72,500	$—	$—	$10,000	$82,500
José Manuel Madero Garza	$217,404	$124,779	$54,969	$10,000	$407,152
Daniel J. McCarthy	$100,000	$124,779	$54,969	$12,500	$292,248
Richard Sands	$100,000	$124,779	$54,969	$15,000	$294,748
Robert Sands	$192,500	$124,779	$54,969	$15,250	$387,498
Judy A. Schmeling	$120,000	$124,779	$54,969	$10,000	$309,748
Luca Zaramella	$63,462	$124,779	$54,969	$10,000	$253,210

[1] Mr. Baldwin's service as a director and Board Chair commenced on March 1, 2024 after the end of Fiscal 2024. Therefore, he did not serve as a director at any point in Fiscal 2024 and no compensation was earned or paid to him for the period covered by this table. Messrs. Giles' and Zaramella's service as directors commenced, and Messrs. Fowden's and Locke's service as directors ended, on July 18, 2023. Ms. Johnson's service as a director ended on February 17, 2024.

[2] The amounts in this column include cash retainers (i) for Board and Board committee service and (ii) for serving as Board Chair or Lead Director that were earned or paid during Fiscal 2024.

[3] These amounts represent the grant date fair value of RSU awards granted in Fiscal 2024. This represents the aggregate amount that we expected to expense for such grants computed in accordance with Topic 718 over the grants' respective vesting schedules. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations. Each non-management director other than Messrs. Fowden and Locke and Ms. Johnson held an aggregate of 463 unvested RSUs at the end of Fiscal 2024.

[4] These amounts represent the grant date fair value of stock options granted in Fiscal 2024 computed in accordance with Topic 718. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations. Assumptions used in calculating these values may be found in Note 18 of our financial statements in our 2024 Form 10-K. All Fiscal 2024 stock option awards to non-management directors fully vested during the fiscal year, and we completely expensed these awards during Fiscal 2024. The aggregate number of shares subject to stock option awards outstanding at the end of Fiscal 2024 for each non-management director other than Mr. Baldwin was: Ms. Clark – 4,879; Ms. Daniels – 5,879; Mr. Fink – 2,991; Mr. Fowden – 7,739; Mr. Giles – 658; Mr. Hernández – 6,089; Ms. Johnson – 7,130; Mr. Locke – 10,517; Mr. Madero – 4,879; Mr. McCarthy – 7,130; Mr. Richard Sands – 291,055; Mr. Robert Sands – 308,997; Ms. Schmeling – 9,569; and Mr. Zaramella – 658.

[5] The amounts in this column include each non-employee director's product allowance in the amount of $10,000 and the amount of any matching donation provided by the Company. In Fiscal 2024, the following non-employee directors made charitable donations that were matched by the Company under our charitable matching program as follows: Mr. McCarthy – $2,500; Mr. Fink – $5,000; Mr. Richard Sands – $5,000; and Mr. Robert Sands – $5,250. The amount for Ms. Johnson includes $5,000 in matching contributions for each of calendar year 2022, 2023, and 2024, all of which were processed for reimbursement during Fiscal 2024.

Non-Management Director Stock Ownership Guidelines

The Board has established guidelines for the amounts of our common stock that our non-management directors should beneficially own. Under those guidelines, directors are expected to hold stock interests valued at five times their annual cash retainer by the end of an initial five-year accumulation period and to maintain such an ownership level thereafter. The five-year period is measured from the date the individual is first elected as a member of the Board. The ownership guidelines can be satisfied by the ownership of stock or unvested RSUs. Unexercised stock options do not count towards meeting the guidelines. As of February 29, 2024, each of our non-management directors have met the guidelines or are within the initial five-year accumulation period for meeting such guideline.

AUDIT MATTERS

Proposal 2 – Ratification of the Selection of KPMG LLP as Independent Registered Public Accounting Firm

On April 9, 2024, the Audit Committee determined to engage KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending February 28, 2025. Although ratification by stockholders of this selection is not required, the selection of KPMG LLP as our independent registered public accounting firm will be presented to the stockholders for their ratification at the Meeting as a matter of good corporate governance. If the stockholders do not ratify the selection of KPMG LLP, the Audit Committee will reconsider its choice, but may nevertheless retain KPMG LLP. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders. A representative of KPMG LLP is expected to be present at the Meeting and will be given an opportunity to make a statement if they so desire and will be available to respond to any appropriate questions.

Fees Paid to KPMG LLP

The following table shows the amounts that were billed to us by KPMG LLP during the last two fiscal years for "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees," respectively:

	For the Years Ended	
Fee Type	February 29, 2024	February 28, 2023
Audit Fees	$8,209,618	$8,078,106
Audit-Related Fees	114,311	62,000
Tax Fees	5,645	3,011
All Other Fees	13,000	—
Total	$8,342,574	$8,143,117

Audit Fees. These amounts relate to the annual audit of our consolidated financial statements included in our Annual Reports on Form 10-K and annual audit of the effectiveness of our internal control over financial reporting, quarterly reviews of interim financial statements included in our Quarterly Reports on Form 10-Q, services normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements, and information technology system assessment services performed prior to implementation when the system was implemented in the current fiscal year.

Audit-Related Fees. These amounts primarily relate to information technology system assessment services performed prior to implementation when the system implementation is expected in the subsequent fiscal year.

Tax Fees. These amounts relate to professional services for tax compliance.

All Other Fees. This amount represents all permitted services provided by KPMG LLP to the Company other than services disclosed in the categories above and relates specifically to professional services concerning the future implementation of global regulatory climate disclosure requirements.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the pre-approval of audit and non-audit services that may be provided by our independent registered public accounting firm. The committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG LLP prior to the engagement. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated to its Chair authority to pre-approve proposed audit and non-audit services that arise between Audit Committee meetings, provided that the decision to approve the service is presented at the next scheduled Audit Committee meeting. All audit and non-audit services performed by KPMG LLP during Fiscal 2024 and Fiscal 2023 were pre-approved in accordance with this policy. These services have included audit services, audit-related services, tax services, and other permitted services. The Audit Committee did not pre-approve any other products or services that did not fall into these categories.

Vote Required

The adoption of Proposal 2 to ratify the selection of KPMG LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.

The Board recommends a vote "FOR" the ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2025.

Audit Committee Report

The following report shall not be deemed incorporated by reference in any filing under the federal securities laws by virtue of any general incorporation of this Proxy Statement by reference and shall not otherwise be treated as filed under the federal securities laws.

Primary Role and Responsibilities

The Audit Committee performs the Board's oversight responsibilities as they relate to our accounting policies, internal controls, and financial reporting practices, including, among other things, the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of our internal audit function and the independent registered public accounting firm, and the ERM process and policies with respect to risk assessment and risk management. In addition, the Audit Committee maintains a line of communication between the Board and our financial management, internal auditors, and independent registered public accounting firm. The Audit Committee operates under a written charter that was approved by the Board and is available on our investor relations website at https://ir.cbrands.com.

Our management is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements and our internal control over financial reporting in accordance with the standards of the PCAOB (United States) and for issuing reports thereon. The Audit Committee, in carrying out its role, relies on our senior management and independent registered public accounting firm.

The Audit Committee has the authority and responsibility to appoint, retain, and evaluate the independent registered public accounting firm. The Audit Committee determined to engage KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending February 28, 2025, which is being presented to our stockholders for their ratification at the Meeting.

Review and Recommendation Regarding Financial Statements

In connection with the preparation and filing of our 2024 Form 10-K, the Audit Committee met, reviewed, and discussed with our management and with KPMG LLP, our independent registered public accounting firm, our audited financial statements, including the critical audit matters reported on by the independent registered public accounting firm, and related disclosures and KPMG LLP's evaluation of our internal control over financial reporting. Also, the Audit Committee discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

In addition, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by the PCAOB regarding communications with audit committees concerning independence. The Audit Committee also has discussed with KPMG LLP the independence of that firm as our independent registered public accounting firm. The Audit Committee has concluded that KPMG LLP's provision of audit and non-audit services to us is compatible with KPMG LLP's independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that our audited financial statements be included in our 2024 Form 10-K for filing with the SEC.

Audit Committee:

Judy A. Schmeling (Chair)
Jennifer M. Daniels
José Manuel Madero Garza
Daniel J. McCarthy
Luca Zaramella

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This CD&A focuses on our executive compensation philosophy, the elements of our executive compensation program, and the factors that were considered in making compensation decisions for our named executive officers for Fiscal 2024. For Fiscal 2024, our named executive officers are:

	Title
William A. Newlands	President and Chief Executive Officer
Garth Hankinson	Executive Vice President and Chief Financial Officer
Robert Hanson	Former Executive Vice President and President, Wine & Spirits Division [1]
James O. Bourdeau	Executive Vice President and Chief Legal Officer
James A. Sabia, Jr.	Executive Vice President and President, Beer Division

[1]   Mr. Hanson served as our Executive Vice President and President, Wine & Spirits Division through the end of Fiscal 2024.

Compensation Highlights

Fiscal 2024 Compensation Outcomes

Based on our solid business performance for Fiscal 2024 as discussed below, our executive compensation program achieved the following outcomes:

- For our Fiscal 2024 AMIP, we achieved approximately **100%** of the Net Sales target, approximately **102%** of the Comparable EBIT target, and approximately **113%** of the FCF target, resulting in AMIP payments at approximately **127%** of the target award.
- Our Fiscal 2022-2024 relative TSR PSU program delivered approximately 69% of the target award based on Constellation's 40th percentile TSR performance relative to the TSR performance of the companies in the S&P 500 Index.

Fiscal 2024 Program Changes

For Fiscal 2024, the Human Resources Committee (referred to in this CD&A as the "Committee") implemented the following changes to the long-term equity incentive component of our executive compensation program:

- Increased the percentage of long-term equity incentives delivered in the form of PSUs from 25% to 50% of the target award value, while decreasing the percentage delivered in the form of NQSOs from 50% to 20%, and increasing the percentage delivered in the form of RSUs from 25% to 30%.
- Moved away from a single relative TSR metric for the PSU program. For Fiscal 2024 annual equity awards, the PSU component is now measured against two equally-weighted performance measures:
  - The first 50% of the PSU is based on the compound annual growth rate of our organic net sales measured over a three-year period; and
  - The remaining 50% of the PSU continues to be based on relative TSR, however, such performance is no longer measured against the companies in the S&P 500 Index but rather the companies in the S&P 500 Food, Beverage, and Tobacco Index, which the Committee views as more aligned to our competitive set.
- For the relative TSR portion of the Fiscal 2024 PSU program, we implemented a payout cap at target in the event that our TSR is negative over the three-year performance period, regardless of our relative performance against S&P 500 Food, Beverage, and Tobacco Index companies.

What Were Our Developments and Accomplishments in Fiscal 2024?

Business Highlights

In Fiscal 2024 we continued our history of strong growth in Organic Net Sales and Comparable EBIT versus prior years. This was primarily as a result of the continued positive momentum in our beer business which achieved strong commercial, financial, and operational results supported by ongoing robust consumer demand for our core brands and consumer-led innovation, as well as efficiency and cost savings initiatives to partially offset inflationary headwinds impacting input costs.

For Fiscal 2024, we generated approximately $2.8 billion in operating cash flow and invested over $900 million on planned expansions, optimization initiatives, and ongoing construction of our Mexico beer operations to support the industry leading growth of our beer business. Cash flow from our operations is one of our most significant financial strengths and enabled us to (i) maintain our investment grade rating and (ii) return over $900 million to stockholders through dividends and share repurchases. Our strong FCF [1] performance of approximately $1.5 billion for Fiscal 2024 was due to, among other factors, management's delivery of strong operating cash flow at the high-end of our guidance.

As demonstrated below, our strong Fiscal 2024 performance is not unique to this past year. Instead, our executive team has led us to deliver a multi-year trend of strong growth in both Organic Net Sales and Comparable EBIT.



[1]   Organic Net Sales, Comparable EBIT, and FCF are defined below under "Defined Terms." Organic Net Sales, Comparable EBIT, and FCF are non-GAAP measures and reconciliations of Organic Net Sales, Comparable EBIT, and FCF to GAAP measures with respect to Fiscal 2022, Fiscal 2023, and Fiscal 2024 together with the reasons management uses these measures are set forth in Appendix 1.

During Fiscal 2024, our beer business once again delivered impressive performance by persistently executing on its strategy of being at the forefront of the high-end of the U.S. beer industry driven by strong growth across our portfolio fueled by the continued success of our brands, including:

- Modelo Especial strengthened its position becoming the #1 beer brand in the U.S. beer market in dollar sales and was the #1 share gainer in the U.S. beer category;
- the growth of the Corona brand family continued to be driven by Corona Extra, which maintained its position as the #3 brand in the high-end of the U.S. beer market; and
- our Pacifico and Modelo Chelada brands maintained their momentum as important growth contributors to our portfolio, each reaching the 20 million cases sold milestone, supported by strong double-digit depletion volume growth.

For Fiscal 2024, our beer business achieved strong growth in Net Sales and Comparable EBIT, reinforcing its best-in-class margin structure. In addition, our brewery expansion and optimization initiatives in Fiscal 2024 enabled us to unlock approximately 6 million hectoliters of incremental capacity from our existing beer production footprint. As of February 29, 2024, our total capacity was approximately 48 million hectoliters, giving us additional production flexibility and enhancing the returns of our prior capital investments. In order to provide the long-term flexibility needed to support the expected future growth of our high-end Mexican beer portfolio, we also deployed over $900 million in capital investments to brewery expansion projects in our beer business in Fiscal 2024. This investment supported the ongoing beer brewing capacity expansions and productivity initiative projects at our Obregón Brewery, the development of our new Alternative Beverage Alcohol production line at our Nava Brewery, and the early-stage work at our new site in Veracruz. We continue to expect additional investments through Fiscal 2028 to support up to approximately 17 million hectoliters of modular brewing capacity.

Conversely, for Fiscal 2024, our wine & spirits business, much like others across the industry, faced a broader marketplace deceleration and U.S. wholesale wine underperformance leading to Organic Net Sales and Comparable EBIT declines in this segment. Despite these nearer-term headwinds, we continue to believe that over the medium-term our wine & spirits business will return to Net Sales growth supported by the significant transformation undertaken over the last few years to better align our portfolio with broader consumer-led premiumization trends, expand our omni-channel capabilities, and extend into select international markets.

Overall, for Fiscal 2024, we delivered strong Net Sales and Comparable EBIT as compared to both our Fiscal 2024 AMIP targets and our Fiscal 2023 results. Fiscal 2024 FCF was in excess of Fiscal 2024 target, but less than Fiscal 2023 results, primarily driven by an increase in capital investments attributable to our expansions at our existing facilities in Nava and Obregón, and the ongoing construction of our new brewery in Veracruz.

Performance Measures under our Fiscal 2024 AMIP	Fiscal 2024 AMIP Target	Fiscal 2024 Results	Fiscal 2024 Results as a % of Fiscal 2024 AMIP Target	Fiscal 2023 Results	Fiscal 2024 Results as a % of Fiscal 2023 Results
($ in millions)					
Net Sales	$9,972.4	$9,961.8	99.9%	$9,452.6	105.4%
Comparable EBIT [1]	$3,207.7	$3,276.3	102.1%	$3,066.2	106.9%
FCF [1]	$1,340.5	$1,510.9	112.7%	$1,721.5	87.8%

[1] Comparable EBIT and FCF are non-GAAP measures and reconciliations of Comparable EBIT and FCF to GAAP measures with respect to Fiscal 2024 and Fiscal 2023 together with the reasons management uses these measures are set forth in Appendix 1.

Key Executive Compensation Actions for Fiscal 2024

Chief Executive Officer
Mr. William A. Newlands is our President and Chief Executive Officer. For Fiscal 2024, Mr. Newlands':

- base salary remained unchanged at $1,350,000;
- short-term cash incentive target increased from 150% to 160% of base salary; and
- long-term equity incentive target remained unchanged at $10,000,000.

Chief Financial Officer
Mr. Garth Hankinson is our Executive Vice President and Chief Financial Officer. For Fiscal 2024, the Committee increased his base salary from $757,900 to $785,000 (+3.6%) as part of the Company-wide salary planning initiative. Mr. Hankinson's short-term cash incentive target and long-term equity incentive award target remained unchanged at 100% of base salary and $3,068,960, respectively.

President, Wine & Spirits Division
Mr. Robert Hanson was our Executive Vice President and President, Wine & Spirits Division during Fiscal 2024. For Fiscal 2024, the Committee maintained his base salary of $865,886, maintained his short-term cash incentive target at 95% of base salary, and approved a long-term equity incentive award target of $2,164,715.

Chief Legal Officer
Mr. James O. Bourdeau is our Executive Vice President and Chief Legal Officer. For Fiscal 2024, the Committee increased his base salary from $647,900 to $700,000 (+8.0%) and increased his short-term cash incentive target from 70% to 80% of base salary in recognition of his sixth year in the Chief Legal Officer Role, strong performance

against high impact, complex objectives, and his criticality to the Company's long-term strategy. The Committee maintained his long-term equity incentive award target at $2,554,960.

President, Beer Division

Mr. James A. Sabia, Jr. is our Executive Vice President and President, Beer Division. For Fiscal 2024, the Committee increased his base salary from $700,000 to $800,000 (+14.3%), increased his short-term cash incentive target from 90% to 95% of base salary, and approved a long-term equity incentive award target of $1,850,000. Such compensation adjustments were in recognition of his fourth year as an executive officer and his second year as President of the Company's high-growth, high-margin Beer Division.

Short-Term Cash Incentive Payouts for Fiscal 2024

After the conclusion of Fiscal 2024, the Committee reviewed our performance and approved short-term cash incentive payments to our named executive officers under our AMIP, which operates under our stockholder approved LTSIP. For Fiscal 2024, Company performance achieved approximately 100% of the Net Sales target performance level, approximately 102% of the Comparable EBIT target performance level, and approximately 113% of the FCF target. Based on the Fiscal 2024 results, Messrs. Newlands, Hankinson, and Bourdeau received AMIP payments at approximately 127% of the target awards set by the Committee.

The Company's strong performance against the Fiscal 2024 operating plan also resulted in similar attainment against performance goals under the broad-based employee incentive plans. Achievement against the performance goals under the broad-based annual incentive plan for the general corporate employee population also resulted in a similar payout of approximately 127% of target.

Mr. Hanson had a portion of his AMIP measured against Wine & Spirits Division performance and Mr. Sabia had a portion of his AMIP measured against Beer Division performance. Therefore, the Committee also reviewed the performance of these divisions against their respective performance goals under the Fiscal 2024 AMIP. For Fiscal 2024:

- The Beer Division achieved approximately 102% of its Net Sales target performance level and approximately 104% of its Comparable EBIT target.
- The Wine & Spirits Division did not achieve the threshold level of performance against its Net Sales target or its Comparable EBIT target.

Based on such performance, Mr. Sabia received approximately 147% of his target award and Mr. Hanson received approximately 80% of his target award. More detail on the relevant performance goals and related payouts are discussed below under the heading "Short-Term Cash Incentives: Fiscal 2024 AMIP."

PSU Performance Period Ending in Fiscal 2024

In April 2024, the Committee reviewed our results for the Fiscal 2022-2024 performance period for purposes of certifying performance pursuant to the relative TSR PSU awards granted in April 2021. In April 2024, the Committee certified relative TSR achievement for these PSU awards at the 40th percentile relative to the companies in the S&P 500 Index resulting in a payout of approximately 69% of the target award levels set by the Committee at the time of those grants as follows:

Performance Criteria	Threshold Performance Level (25%)	Target Performance Level (100%)	Maximum Performance Level (200%)	Relative TSR Performance	Payout Results Based on Performance
Relative TSR During Fiscal 2022-2024	25th Percentile	50th Percentile	75th Percentile (or higher)	Achieved approximately 40th percentile relative TSR performance	Payout in shares equal to approximately 69% of target payout upon satisfaction of the service vesting requirement on May 1, 2024

What Are Our Compensation Practices?

Compensation Philosophy and Objectives
We operate in a highly competitive, complex, and international business environment. In order to meet the challenges of that environment, the objectives of our executive compensation program are to:

- support our sustainable, long-term success by attracting, motivating, and retaining key executives;
- align the interests of our named executive officers with the interests of our stockholders; and
- provide appropriate incentives for achievement of annual goals and financial targets, and contributions toward enhancing long-term stockholder value.

Compensation Principles
The Committee follows certain key principles when making decisions related to executive compensation, including the following:

- The executive compensation program should create a strong linkage between pay and performance through our short-term cash incentive program and long-term equity incentives such that executives will generally receive higher compensation in our more successful periods and lower compensation during less successful periods;
- a majority of named executive officer compensation should be variable or "at risk;"
- there is no policy regarding the specific allocation of compensation between short-term and long-term compensation or between cash and non-cash compensation;
- the amount of target TAC awarded to our named executive officers generally should approximate the median of the applicable market data. While this is the policy for our executives as a whole, target TAC for an individual named executive officer may be higher or lower than such range. Any such variation may occur due to the specific expertise of an executive, the complexity or criticality of the business managed by the executive, an executive's tenure in the role, differences in job duties relative to the market benchmark, and internal pay equity considerations;
- the Committee does not have a stated competitive position for the target TDC of any individual named executive officer; and
- the Committee uses a peer group of companies, and in some cases, general survey data, as a reference point when evaluating executive compensation target amounts and overall design.

Fiscal 2024 Considerations
The Committee took the following actions, as applicable, with respect to Fiscal 2024 compensation:

- The Committee approved targets under the AMIP to be aligned with the targeted level of performance under our operating plan approved by the Board for the fiscal year. For Fiscal 2024, the Committee considered various factors, including but not limited to, risks and opportunities related to the continued headwinds on our U.S. wholesale wine business, and in beer, the impact of higher inflation and increased commodity costs on our cost of product sold and a challenging pricing environment. The Committee then established challenging but achievable targets against important financial measures used by management to evaluate results (Net Sales, Comparable EBIT, and FCF); and
- consistent with prior years, the Committee approved long-term equity incentives to be delivered to our named executive officers in a mix of NQSOs, PSUs, and time-based RSUs. While the Committee continues to view NQSOs as performance-based, for Fiscal 2024, it decreased the percentage of long-term equity incentives delivered in the form of NQSOs from 50% to 20% of the target award value, increased the percentage delivered in the form of RSUs from 25% to 30%, increased the percentage delivered in the form of PSUs from 25% to 50%, and made the other changes to the long-term equity incentive program noted above under the subheading "Fiscal 2024 Program Changes."

Compensation Governance Policies
The list below highlights our compensation program governance policies which are designed to drive Company performance and serve the long-term interests of our stockholders.

- The Committee, which is comprised entirely of independent directors, approves all elements of executive compensation;

- We maintain robust stock ownership guidelines (six times base salary for our President and Chief Executive Officer and three times base salary for all other executive officers) that we believe align management and stockholder interests;
- The Committee retains an external, independent compensation consultant to advise it regarding executive compensation matters;
- We do not pay dividends on any unvested RSUs or unearned PSUs. Dividend equivalents are only payable on such awards to the extent the awards ultimately vest and are earned;
- We prohibit pledging by executive officers and directors (subject to an exception for certain levels of pledging by members of the Sands family nominated by WildStar to the Board);
- We prohibit hedging using derivative securities involving our stock;
- We have a clawback policy that complies with the final rules promulgated under the Dodd-Frank Act, as described below under the subheading "Clawback Rights and Prohibition Against Hedging and Pledging"; and
- Equity awards do not automatically vest upon a change-in-control, but instead vest upon a qualifying termination within a specified period following a change-in-control (double-trigger).

Results of Fiscal 2023 Say-on-Pay Vote

At our 2023 Annual Meeting of Stockholders, we conducted an advisory vote to approve the compensation of our named executive officers as disclosed in the 2023 Proxy Statement (a "say-on-pay" vote). Our stockholders approved our named executive officer compensation at that time, with approximately 88% of the vote being cast in favor of approval. The Committee believes that the outcome of the say-on-pay vote confirms that our compensation philosophy is sound and our objective of linking our executives' compensation to achieving operational goals and generating stockholder value is effective. We view this level of support as an affirmation of our current pay practices.

How Are Compensation Decisions Made?

Role of the Human Resources Committee

The Committee discharges the Board's responsibilities relating to executive compensation, including the annual review and approval of named executive officer compensation. The Committee will review and approve, or recommend that the Board approve, as appropriate, each element of compensation for our Chief Executive Officer and each other named executive officer.

The Committee reviews various aspects of the executive compensation program at each meeting, and reviews compensation levels at least annually, with awards and adjustments generally being made each April. Compensation decisions may be made at other times of the year in the case of promotions, new hires, or changes in responsibilities. In making these determinations, the Committee may consider Company performance, the individual performance of a named executive officer, information from FW Cook (the Committee's independent compensation consultant), and recommendations from management. As part of this process, the Committee may also review tally sheets comparing current and proposed base salaries, short-term cash incentives, and long-term equity incentives.

Role of Management

Management personnel within our Human Resources Department support the Committee in its work. Executive officers may make recommendations and provide information to, and answer questions from, the Committee as the Committee fulfills its responsibilities regarding executive compensation. However, none of our named executive officers make recommendations directly to the Committee regarding their own compensation.

Role of the Compensation Consultant

The Committee directly engaged FW Cook as its independent compensation consultant for Fiscal 2024. For Fiscal 2024, FW Cook assisted with the Committee's review and analysis of executive compensation and provided information on executive compensation trends and regulatory developments. FW Cook also provided data and advice related to peer group and general executive compensation survey data, which the Committee used as a market check in connection with its compensation decisions. During Fiscal 2024, those decisions included the compensation of our Chief Executive Officer, base salary adjustments, adjustments to AMIP and long-term equity incentive targets for our other named executive officers, and Committee deliberations on other elements of executive compensation. As discussed above under the subheading "The Role of Compensation Consultants," the Committee has considered the independence of FW Cook and, based on such review, has not identified any conflicts of interest regarding the services of FW Cook or its employees.

Use of Executive Compensation Peer Group

When designing our executive compensation program and to review the competitiveness of a particular level of compensation, the Committee annually considers the available pay data of an executive compensation peer group. In October 2022, the Committee approved the peer group considered for Fiscal 2024 compensation decisions for our named executive officers.

In establishing this peer group, the Committee worked with FW Cook to assess the appropriate size, type, and complexity of potential peers. Specifically, the Committee:

- reviewed metrics such as gross revenues (targeting companies with gross revenues between 0.4 and 2.5 times those of the Company), market capitalization (targeting companies with market capitalizations between 0.33 and 3.0 times that of the Company), and profit margin structure;
- considered whether the potential peers were competitors for executive talent or investor capital;
- considered whether the potential peers were a "peer-of-peers" (a common member of the peer groups of the Company's peer group companies); and
- assessed the overall reasonableness of designating a particular potential peer as a member of the Company's peer group.

The Committee, with assistance from its independent compensation consultant FW Cook, annually reviews the composition of the executive compensation peer group to determine whether any changes are appropriate. The Committee determined that no changes were necessary for Fiscal 2024. The executive compensation peer group for Fiscal 2024 compensation decisions for our named executive officers consisted of the following 17 companies, which emphasize companies in the consumer goods industry, with a focus on companies in the beverage alcohol industry and/or those that are involved in managing and marketing premium brands:

Fiscal 2024 Executive Compensation Peer Group

- Brown-Forman Corporation
- Campbell Soup Company
- Clorox Company (The)
- Colgate-Palmolive Company
- Conagra Brands, Inc.
- Diageo plc
- Estée Lauder Companies Inc. (The)
- General Mills, Inc.
- Hershey Company (The)

- J. M. Smucker Company (The)
- Kellogg Company [1]
- Keurig Dr Pepper Inc.
- McCormick & Company, Incorporated
- Molson Coors Brewing Company
- Monster Beverage Corporation
- Starbucks Corporation
- YUM! Brands

[1]   Kellogg Company has been renamed Kellanova following a spinoff of its North American cereal business in October 2023.

FW Cook presented information to the Committee in October 2022 indicating that our revenues were at the 41st percentile, and our market capitalization was at the 59th percentile, in each case, of these peer group companies.

The data shared with the Committee by FW Cook in January 2023 indicated that in the aggregate named executive officer target TAC was near the median of peer group practice and target TDC was between the median and the 75th percentile of peer group practice. Individual named executive officer target TAC ranged from the 25th percentile to the 75th percentile of peer group practice and target TDC ranged from the median to between the median and the 75th percentile of peer group practice, reflecting our culture, the dynamics of our industry, and the experience, contributions, and unique skill sets and knowledge of our business embodied in each of our named executive officers. In addition to its review of peer group executive compensation data, the Committee may review general industry executive compensation survey data when insufficient peer group data is available for a specific executive position or as another means of performing a market check on our overall executive compensation program or on individual components of the program. This information assists the Committee in its executive compensation decision making process.

How Do We Compensate Our Named Executive Officers?

Summary of the Elements of Compensation

The Fiscal 2024 compensation program for our named executive officers consists of base salary, short-term cash incentives under our AMIP, long-term equity incentives under our LTSIP, and certain perquisites and other benefits.

	Pay Element		Objective & Performance Rewarded
Fixed	Annual	Base Salary	Provide current, predictable compensation for day-to-day services, taking into account individual roles, responsibilities, and performance, as well as respective experience and abilities
Performance Based	Annual	AMIP (annual cash incentive)	Achieve annual goals measured in terms of financial performance (Net Sales, Comparable EBIT, and FCF) linked to creation of stockholder value
	Long-Term	PSUs	Establish long-term performance alignment as measured by organic net sales and relative TSR and drive retention. Organic net sales is a key measure used to monitor and evaluate the underlying business trends of our core operations and our ability to grow market share. Relative TSR provides an effective comparison of our performance against our competitive set and the broader market. PSUs typically require continuous service through a three-year performance period.
		NQSOs	Reward absolute value creation (NQSOs have no value unless our stock price increases after the grant date) and vest pro rata annually over three years, encouraging both performance and retention
		RSUs	Provide link to stockholder value creation and drive retention, vesting pro rata annually over three years

Base Salary

The Committee does not have a stated competitive position for the base salaries of our named executive officers. Base salary information is considered by the Committee as part of its evaluation of the target TAC and target TDC of our Chief Executive Officer and our other named executive officers.

The Committee took the following base salary actions for our named executive officers for Fiscal 2024, generally effective May 22, 2023:

- The base salaries for Messrs. Newlands and Hanson remained unchanged at $1,350,000 and $865,886, respectively.
- The Committee increased Mr. Hankinson's base salary by 3.6% from $757,900 to $785,000. This increase was aligned with the approach across the broader employee population.
- The Committee increased Mr. Bourdeau's base salary by 8.0% from $647,900 to $700,000. This increase was in recognition of his sixth year in the Chief Legal Officer role, strong performance against high impact, complex objectives, and his criticality to the Company's long-term strategy.
- The Committee increased Mr. Sabia's base salary by 14.3% from $700,000 to $800,000. This increase was in recognition of his fourth year as an executive officer and his second year as President of the Company's high-growth, high-margin Beer Division.

The base salaries paid to our named executive officers in Fiscal 2024 appear in the Salary column of the Summary Compensation Table.

Short-Term Cash Incentives: Fiscal 2024 AMIP

For Fiscal 2024, we awarded short-term cash incentive opportunities to our named executive officers based on Company performance under the AMIP. In the case of our Division Presidents (Messrs. Hanson and Sabia), a portion of the Fiscal 2024 AMIP was also based on divisional performance.

Company Performance

In April 2023, the Committee determined that performance would be measured under the Fiscal 2024 AMIP based on a weighted mix of three performance measures: Net Sales, Comparable EBIT, and FCF. For our named executive officers other than Messrs. Hanson and Sabia, Net Sales, Comparable EBIT, and FCF were each measured at the consolidated enterprise level. For Messrs. Hanson and Sabia, half of the Net Sales and Comparable EBIT performance was measured against the performance of the Wine & Spirits Division or the Beer Division, respectively. Threshold performance against the enterprise Comparable EBIT performance goal was required for any payment to be made under the Fiscal 2024 AMIP.

The Committee selects targets for Net Sales, Comparable EBIT, and FCF that it views as challenging but achievable. For Fiscal 2024, each target corresponded to the targeted level of performance under our Fiscal 2024 operating plan approved by the Board in April 2023. Building on our strong Net Sales and Comparable EBIT performance for Fiscal 2022 and Fiscal 2023, the Committee continued to set challenging performance goals for Fiscal 2024:

- the Fiscal 2024 target performance level for Net Sales was set in excess of each of our Fiscal 2023 maximum performance level and actual results;
- the Fiscal 2024 target performance level for Comparable EBIT was set in excess of each of our Fiscal 2023 maximum performance level, and actual results; and
- the Fiscal 2024 target performance level for FCF was set in excess of our Fiscal 2023 target but below our actual performance results for Fiscal 2023 due to planned incremental capital expenditures related to beer capacity expansion investments in Mexico.

The following chart sets forth the material terms of our Fiscal 2024 AMIP:

Performance Measures	Definition	Purpose	Weighting	Fiscal 2024 Goals	Company Performance [1]		Short-Term Incentive Payout [1]
($ in millions)							
Net Sales	Net sales less net sales of products of acquired businesses, historical net sales of products which have been disposed of, or historical net sales of a business that has been contributed to a joint venture.	Serves as a measure of our ability to grow market share	40% (20% for Messrs. Hanson and Sabia)		<96.5%		0%
				$9,623.4	96.5%	Threshold	25%
				$9,972.4	100.0%	Target	100%
				$10,321.5	103.5%	Maximum	200%
Net Sales: Wine & Spirits Division			20% (only for Mr. Hanson)		<96.5%		0%
				$1,880.6	96.5%	Threshold	25%
				$1,948.8	100.0%	Target	100%
				$2,017.0	103.5%	Maximum	200%
Net Sales: Beer Division			20% (only for Mr. Sabia)		<96.5%		0%
				$7,742.8	96.5%	Threshold	25%
				$8,023.6	100.0%	Target	100%
				$8,304.4	103.5%	Maximum	200%
Comparable EBIT [2]	EBIT is the sum of our net income (loss) attributable to CBI plus net income (loss) attributable to noncontrolling interest, provision for (benefit from) income taxes, loss on extinguishment of debt, and interest expense. When calculating Comparable EBIT, we exclude the effects of comparable adjustments and Canopy EIE.	Serves as a measure of our profitability	40% (20% for Messrs. Hanson and Sabia)		<94.5%		0%
				$3,031.3	94.5%	Threshold	25%
				$3,207.7	100.0%	Target	100%
				$3,384.1	105.5%	Maximum	200%

Performance Measures	Definition	Purpose	Weighting	Fiscal 2024 Goals	Company Performance [1]		Short-Term Incentive Payout [1]
($ in millions)							
Comparable EBIT: Wine & Spirits Division [2]			20% (only for Mr. Hanson)		<95.0%		0%
				$471.1	95.0%	Threshold	25%
				$495.9	100.0%	Target	100%
				$520.7	105.0%	Maximum	200%
Comparable EBIT: Beer Division [2]			20% (only for Mr. Sabia)		<95.0%		0%
				$2,821.6	95.0%	Threshold	25%
				$2,970.1	100.0%	Target	100%
				$3,118.6	105.0%	Maximum	200%
FCF	Net cash provided by (used in) operating activities less purchase of property, plant and equipment.	Reflects our ability to generate the cash required to operate the business and pay down debt	20%		<80.0%		0%
				$1,072.4	80.0%	Threshold	25%
				$1,340.5	100.0%	Target	100%
				$1,608.6	120.0%	Maximum	200%

[1]   Company performance and short-term incentive payout are each presented as a percentage of target.

[2]   As set forth under the terms of the AMIP, the Comparable EBIT performance goals for Fiscal 2024 were adjusted to account for foreign currency adjustments.

In April 2024, the Committee certified the payout under our Fiscal 2024 AMIP based on consolidated enterprise performance to all of our named executive officers other than Messrs. Hanson and Sabia at 127.3% of target as follows:

	Fiscal 2024 Actual Results	Percent of Approved Plan	Fiscal 2024 Short-Term Incentive Payout % [1]	Weighting	Resulting Weighted % [1]
($ in millions)					
Net Sales	$9,961.8	99.9%	97.6%	40%	39.0%
Comparable EBIT	$3,276.3	102.1%	138.9%	40%	55.6%
FCF	$1,510.9	112.7%	163.6%	20%	32.7%
					127.3%

[1]   Fiscal 2024 short-term incentive payout percentage and resulting weighted percentage are presented as a percentage of target.

In April 2024, the Committee certified the payout under our Fiscal 2024 AMIP based on consolidated enterprise performance and Wine & Spirits Division performance to Mr. Hanson at 80.0% of target as follows:

	Fiscal 2024 Actual Results	Percent of Approved Plan	Fiscal 2024 Short-Term Incentive Payout % [1]	Weighting	Resulting Weighted % [1]
($ in millions)					
Net Sales					
Consolidated Results	$9,961.8	99.9%	97.6%	20%	19.5%
Wine & Spirits Division	$1,799.2	0.0%	0.0%	20%	0.0%
Comparable EBIT					
Consolidated Results	$3,276.3	102.1%	138.9%	20%	27.8%
Wine & Spirits Division	$437.4	0.0%	0.0%	20%	0.0%
FCF	$1,510.9	112.7%	163.6%	20%	32.7%
					80.0%

[1]　Fiscal 2024 bonus payout percentage and resulting weighted percentage are presented as a percentage of target.

In April 2024, the Committee certified the payout under our Fiscal 2024 AMIP based on consolidated enterprise performance and Beer Division performance to Mr. Sabia at 146.6% of target as follows:

	Fiscal 2024 Actual Results	Percent of Approved Plan	Fiscal 2024 Short-Term Incentive Payout % [1]	Weighting	Resulting Weighted % [1]
($ in millions)					
Net Sales					
Consolidated Results	$9,961.8	99.9%	97.6%	20%	19.5%
Beer Division	$8,162.6	101.7%	149.4%	20%	29.9%
Comparable EBIT					
Consolidated Results	$3,276.3	102.1%	138.9%	20%	27.8%
Beer Division	$3,094.4	104.2%	183.6%	20%	36.7%
FCF	$1,510.9	112.7%	163.6%	20%	32.7%
					146.6%

[1]　Fiscal 2024 short-term incentive payout percentage and resulting weighted percentage are presented as a percentage of target.

Effective March 1, 2023, the Committee made the following decisions for the Fiscal 2024 AMIP:

- increased Mr. Newlands's' target from 150% to 160% of base salary, reflecting the continuing strength of his performance as our Chief Executive Officer;
- increased Mr. Bourdeau's target from 70% to 80% of base salary;
- increased Mr. Sabia's target from 90% to 95% of base salary; and
- maintained the Fiscal 2024 AMIP targets for Messrs. Hankinson and Hanson.

The final earned Fiscal 2024 AMIP awards paid to our named executive officers are set forth below and also appear in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

	Target Short-Term Incentive as a Percent of Base Salary	Resulting Weighting	Fiscal 2024 Actual Short-Term Incentive
William A. Newlands	160%	127.3%	$2,750,329
Garth Hankinson	100%	127.3%	$991,578
Robert Hanson	95%	80.0%	$668,366
James O. Bourdeau	80%	127.3%	$700,802
James A. Sabia, Jr.	95%	146.6%	$1,082,214

In addition to any incentive bonuses under the AMIP, the Committee has discretion to pay cash bonuses outside of that program. No named executive officer received any discretionary bonus for Fiscal 2024.

Long-Term Equity Incentive Awards

Equity Award Granting Process

The Committee annually considers equity awards to named executive officers at a regularly scheduled meeting, usually in April, at which time it also considers equity awards to other eligible employees around the world. The Committee may also grant equity awards at other times, such as at other regularly scheduled meetings of the Committee or in connection with new hires, promotions, or significant business activities.

The Committee awards NQSOs, RSUs, and PSUs to our named executive officers under our LTSIP. The Committee believes that the granting of these awards to our named executive officers, together with our robust stock ownership guidelines, directly links the value of compensation earned by our named executive officers to the value created for our stockholders.

Historically, the Committee included NQSOs as a significant element of named executive officer compensation while also issuing RSUs and PSUs to named executive officers to diversify our mix of equity awards and, in the case of PSUs, to enhance the linkage among executive compensation, longer-term financial results, and value creation for our stockholders. Beginning for Fiscal 2024, the Committee implemented changes to the mix of equity awards, substantially increasing the percentage delivered in the form of PSUs to be the most significant element of named executive officer compensation, slightly increasing the percentage delivered in the form of RSUs, and substantially decreasing the percentage delivered in the form of NQSOs.

Named Executive Officer Long-Term Incentive Awards – Fiscal 2024

Annual Equity Grants

The Committee annually reviews the design of the long-term equity incentive program, including the mix of awards and the metrics to utilize under the PSU awards. In April 2023, the Committee granted our named executive officers a mix of NQSOs, RSUs, and PSUs. For Fiscal 2024, the Committee continued to calculate the total equity target value as a flat dollar value, providing the Committee with flexibility to adjust the target value of the long-term equity incentive awards to a particular named executive officer to take into consideration market data, executive performance and experience, expected future contributions, and retention considerations.

For the Fiscal 2024 equity awards, the Committee determined that it would be appropriate to base the PSUs on two equally weighted metrics as described below. Payouts of these PSUs will be determined after the end of Fiscal 2026 based on the following performance levels:

	Threshold Performance Level (50%)	Target Performance Level (100%)	Maximum Performance Level (200%)
TSR Performance Versus Companies in the S&P 500 Food, Beverage, and Tobacco Index	25th Percentile	50th Percentile	75th Percentile (or higher)
Compound annual growth rate of organic net sales	6%	7%	8%

The chart below reflects the total equity target value of the Fiscal 2024 equity awards as well as the percentage allocated to each award type. For the purpose of determining the number of shares subject to each type of award, NQSOs were valued on a Black-Scholes option-pricing model, RSUs were valued at fair market value, and PSUs were valued at fair market value of the target award.

	Total Equity Target Value	Percent of NQSOs	Percent of RSUs	Percent of PSUs
William A. Newlands	$10,000,000			
Garth Hankinson	$3,068,960	20% for all named executive officers	30% for all named executive officers	50% for all named executive officers
Robert Hanson	$2,164,715			
James O. Bourdeau	$2,554,960			
James A. Sabia, Jr.	$1,850,000			

The general terms and conditions of the Fiscal 2024 annual equity awards are as follows:

- *NQSOs*: NQSOs relate to shares of Class 1 Stock, which are convertible to Class A Stock upon sale. All Fiscal 2024 NQSOs have a ten-year exercise term, and the vesting schedule for the Fiscal 2024 NQSOs is 33% per year at each of the first three annual anniversaries of the grant date. The exercise price of an NQSO is the NYSE closing price for a share of Class A Stock on the grant date.
- *RSUs*: The vesting schedule for all Fiscal 2024 time-based RSU awards is 33% of the award per year at each of the first three anniversaries of May 1 of the year of grant.
- *PSUs*: The Fiscal 2024 PSU awards vest over a three-year period based on two equally weighted metrics (i) a three-year performance goal related to the compound annual growth rate of our organic net sales consistent with our longer-term enterprise net sales growth target range at that time, and (ii) Constellation's TSR performance relative to the companies in the S&P 500 Food, Beverage, and Tobacco Index over the Fiscal 2024-2026 performance period. Continued service is required through May 1, 2026 in order to vest in shares earned based on such performance. The potential PSU payout ranges from 50% of target to 200% of target at maximum performance. The relative TSR performance goals are the same as prior years (see PSU Performance Period Ending in Fiscal 2024 below) subject to a payout cap at target in the event that our TSR is negative over the three-year performance period, regardless of our relative performance against S&P 500 Food, Beverage, and Tobacco Index companies.

All Fiscal 2024 NQSOs and RSUs would vest (or continue to vest), and Fiscal 2024 PSUs would either vest at the target level or on a pro-rated basis, in each case, upon the occurrence of certain events as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

PSU Performance Period Ending in Fiscal 2024

In April 2024, the Committee certified relative TSR results for the Fiscal 2022-2024 PSU program at the 40th percentile relative to the companies in the S&P 500 Index resulting in a payout of approximately 69% of the target award levels set by the Committee at the time of those grants as follows:

Threshold Performance Level (25%)	Target Performance Level (100%)	Maximum Performance Level (200%)	Actual Relative TSR Performance	Payout Results
25th Percentile	50th Percentile	75th Percentile (or higher)	Approximately 40th percentile	Approximately 69% of target payout

Retirement and Other Benefits

Savings Plans and Health and Welfare Benefits

We offer our eligible employees, including our named executive officers, the following retirement savings opportunities and health and welfare benefits in order to help provide a reasonable level of support during and after employment with us and to attract, retain, and motivate employees with a competitive benefits package:

- Named executive officers are eligible to participate in our 401(k) and Profit Sharing Plan on the same terms as other eligible employees. Each year, eligible employees may elect to defer up to 50% of their annual compensation, up to the annual limit set by the Internal Revenue Code, on a before-tax and/or after-tax basis. We currently provide a 50% match on the first 6% of eligible compensation contributed by the participant, as well as an annual non-elective contribution equal to 3% of eligible compensation. All participants are immediately 100% vested in their contributions, the 3% annual contribution made by us, and any earnings on these contributions. Our matching contributions and the earnings on those amounts vest at the rate of 20% per year for the first five years of service.

- Named executive officers are eligible to participate in our NQSP, which is a non-qualified retirement savings plan designed to provide participants with an elective deferral opportunity and the benefit of the annual non-elective contributions and supplemental profit sharing contributions, if any, that could not be made under the 401(k) and Profit Sharing Plan due to Internal Revenue Code limitations. Further detail concerning this plan is provided under the heading "Nonqualified Deferred Compensation."

- Named executive officers generally are eligible to participate in our ESPP on the same terms as other eligible employees, which allows employees to purchase shares of our Class A Stock at a discount through salary deductions.

- Named executive officers also receive customary employee benefits, such as our standard medical, dental, and vision benefits, wellness programs, long-term and short-term disability insurance programs, paid time off (vacation/sick leave), and life insurance programs, according to the terms of those programs and in the same manner as other eligible employees.

Severance Benefits

In the event of certain terminations of employment, our named executive officers are entitled to receive the severance benefits set forth under their employment agreements. The employment agreement with each of our named executive officers provides for severance benefits in the event of good reason termination or termination without cause. More information concerning the material terms of the employment agreements with each of our named executive officers and the amounts payable in the event of a severance or change-in-control event are described under the heading "Potential Payments upon Termination or Change-in-Control."

In January 2024, Mr. Hanson and the Company mutually agreed that Mr. Hanson would step down from his role at the end of the Company's fiscal year on February 29, 2024. Mr. Hanson transitioned his responsibilities through such date and was entitled to the severance benefits set forth under his pre-existing employment agreement in connection with his departure from the Company. The severance compensation provided to Mr. Hanson in connection with his departure was a pre-existing contractual obligation under his employment agreement payable upon an involuntary termination without cause, and did not involve an exercise of discretion by the Committee at the time of his departure. More information concerning Mr. Hanson's severance compensation is set forth in the footnotes to the All Other Compensation column of the Summary Compensation Table. More information concerning the material terms of the employment agreements with each of our named executive officers and the amounts payable in the event of a severance or change-in-control event are described under the heading "Potential Payments upon Termination or Change-in-Control."

Perquisites

We provide our named executive officers with perquisites and other personal benefits that we believe to be reasonable and competitive with those offered by comparable companies to their executive officers. The Committee annually reviews and approves or ratifies the perquisites and other personal benefits offered to our named executive officers. The Committee believes these benefits further our objective of attracting, motivating, and retaining key executive talent and assist executive officers in promoting our brands, working more efficiently, and dedicating the appropriate amount of time and attention to business initiatives. Other than taxes related to certain relocation benefits, our named executive officers pay the personal income taxes that are attributable to the taxable perquisites we provide. Our named executive officers receive certain perquisites, including:

- *Automobile Allowance* – We provide an automobile allowance to our named executive officers. We believe this benefit is competitive with benefits provided to executives at comparable companies.

- *Travel Services* – We offer our named executive officers the personal use of our corporate aircraft when not needed for business purposes and the option of using car and driver services. Although these travel services may provide personal benefits to the executives, we believe these services also enhance the safety and security of our named executive officers and assist them to devote maximum time and attention to our business.

- *Product Allowance* – We provide product allowances to our employees, including our named executive officers. We believe that a product allowance enhances their knowledge and appreciation of our products and serves as an additional tool to facilitate their role as ambassadors for our brands in both on- and off-premise retail establishments. For the 2023 calendar year, the allowance was $20,000 for Mr. Newlands and $10,000 for each of our other named executive officers. In certain limited instances, we may also provide product samples to our employees, including our named executive officers, to enable them to become stronger brand ambassadors. Our U.S. based employees, including our named executive officers, are also eligible from time-to-time to purchase products from us at a discounted rate. Such samples and discounts typically do not result in any incremental cost to us.
- *Voluntary Expanded Annual Physical Health Review* – We offer our named executive officers an annual comprehensive health physical in order to encourage them to protect their health.
- *Sponsorship Events* – We sponsor various cultural, charitable, civic, and entertainment events for business development and relationship-building purposes, as well as to maintain our involvement in communities in which we operate and in which our employees live. Tickets are often included in such sponsorship agreements, and typically do not result in any incremental cost to us. Occasionally, our employees, including our named executive officers, use such tickets for personal purposes when they are not otherwise used for business purposes.
- *Executive Charitable Match Program* – The Company provides a match of up to $50,000 per calendar year for charitable contributions made by each of our named executive officers.
- *Executive Security Program* – Our executive security program establishes the level of personal security to be provided to our named executive officers. This program was developed by our corporate security team as part of our overall risk management program. The executive security program provides for enhanced business and personal protection (including optional protection at personal residences) for our named executive officers. The executive security program is for our benefit, and we believe that the costs of this security program are appropriate and necessary given the risks associated with executive officer positions at the Company.

We may provide additional benefits to our named executive officers in special circumstances, such as the payment of tax preparation fees and tax equalization costs in the event of an expatriate assignment, or relocation benefits (including related taxes) in the event of a new hire or transfer. No such benefits were provided to our named executive officers for Fiscal 2024. The perquisites and other personal benefits we provided to our named executive officers during Fiscal 2024 are further quantified in the footnotes to the All Other Compensation column of the Summary Compensation Table.

How Do We Manage Risks Related to Our Executive Compensation Program?

Executive Compensation Risk Assessment

As described above under the subheading "Compensation Risk Assessment," the Committee received a risk assessment report from FW Cook regarding our executive compensation program. Based on that review, the Committee did not identify any executive compensation-related risks that it considered reasonably likely to have a material adverse effect on the company.

Stock Ownership Guidelines

In order to further align the interests of our executive officers with the interests of our stockholders, the Board has established guidelines for the amounts of our common stock that our executive officers should beneficially own. We allow individuals five years in which to reach the applicable ownership guideline. The five-year period is measured from the date the individual assumed the executive officer role to which the stock ownership guideline applies. The ownership guidelines can be satisfied by the ownership of stock, unvested RSUs, and PSUs after the relevant performance period has been completed, performance has been certified, and the earned PSUs are subject to a continued service-based vesting requirement. Unexercised stock options and unvested/uncertified

PSUs do not count towards meeting the guidelines. The current stock ownership guidelines for our executive officers are as follows:

Executive Officers	Stock Ownership Guideline
President and Chief Executive Officer	6 times base salary
Executive Vice Presidents	3 times base salary

Compliance with our stock ownership guidelines is assessed periodically, and not less frequently than annually. If the required ownership level is not met by the end of the five-year accumulation period, the executive officer is subject to a requirement to retain 100% of the net after-tax shares acquired upon the exercise of an NQSO or upon delivery of shares underlying an RSU or a PSU. As of the end of Fiscal 2024, each of our named executive officers had met the applicable stock ownership guideline or was within the five-year window for doing so.

Clawback Rights and Prohibition Against Hedging and Pledging

Our stockholder-approved LTSIP plan document and our LTSIP award agreements with our named executive officers each contain a clawback provision. Although we have not had to utilize this provision, its purpose is to allow us to recoup performance-based awards or the value thereof if and as required by the Dodd-Frank Act or other law.

The Committee voluntarily adopted its first formal clawback policy in January 2017. In April 2023, the Committee adopted a revised and expanded clawback policy intended to comply with the final rules adopted by the SEC and the NYSE. Under this policy, if Constellation is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, Constellation must (with limited impracticability exceptions) recover from any current or former executive officers incentive-based compensation that was erroneously awarded during the three years preceding the date such a restatement was required. This mandatory recoupment is required regardless of whether the cause for the restatement was due to fraud, errors, or any other factors. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

In order to prevent an appearance of improper conduct, executive officers, affiliates, and directors may not participate in transactions involving the hedging of our stock by trading in third-party derivative securities of our stock by writing or buying puts, calls, or other derivatives.

In connection with the Reclassification, the Board implemented a prohibition on any director or executive officer pledging our common stock, with a carve-out for specified levels of pledging by certain individuals and entities affiliated with the Sands family (see the subheading above in the Corporate Governance section entitled "Policy Against Pledging Company Stock").

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to certain "covered employees" in excess of $1 million per year. Prior to the enactment of the Tax Cuts and Jobs Act passed by Congress in December 2017, there was an exception to this deduction limitation for compensation that qualified as "performance-based compensation." The Tax Cuts and Jobs Act significantly changed Section 162(m) by, among other things, repealing the performance-based compensation exemption and reducing the federal corporate income tax rate. As a result, compensation paid to certain current and former executive officers in excess of $1 million a year generally will not be deductible unless such compensation qualifies for certain transition relief.

The Committee may take into consideration the potential tax deductibility of compensation as one of the factors to be considered when establishing our executive compensation program. However, the Committee believes that its primary responsibility is to provide a compensation program that attracts, retains, motivates, and rewards our executive officers that are critical to our success. The Committee may consider tax deductibility as a factor in determining executive compensation, but may not structure its compensation arrangements around tax deductibility.

Compensation Committee Report

The following report shall not be deemed incorporated by reference in any filing under the federal securities laws by virtue of any general incorporation of this Proxy Statement by reference and shall not otherwise be treated as filed under the federal securities laws.

We, the Human Resources Committee of the Board (functioning as the compensation committee of the Board), have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company, and, based on such review and discussions, have recommended to the Board the inclusion of the Compensation Discussion and Analysis in this Proxy Statement and, through incorporation by reference to this Proxy Statement, the Company's 2024 Form 10-K.

Human Resources Committee:

Ernesto M. Hernández (Chair)
Christy Clark
Nicholas I. Fink
William Giles

Compensation Tables and Related Information

The following table sets forth the compensation for Fiscal 2022, Fiscal 2023, and Fiscal 2024 awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Stock Awards [1]	Option Awards [2]	Non-Equity Incentive Plan Compensation [3]	All Other Compensation [4]	Total
William A. Newlands, President and Chief Executive Officer	2024	$1,350,000	$8,303,888	$2,000,105	$2,750,329	$224,692	$14,629,014
	2023	$1,338,462	$6,389,602	$4,999,557	$3,110,960	$232,879	$16,071,460
	2022	$1,276,923	$3,681,902	$3,149,674	$3,830,770	$103,712	$12,042,981
Garth Hankinson, Executive Vice President and Chief Financial Officer	2024	$778,746	$2,548,572	$613,835	$991,578	$165,743	$5,098,474
	2023	$748,000	$1,961,384	$1,534,410	$1,159,041	$145,108	$5,547,943
	2022	$715,000	$1,003,193	$857,904	$1,287,000	$131,207	$3,994,304
Robert Hanson, Former Executive Vice President and President, Wine & Spirits Division	2024	$936,415	$1,797,954	$433,029	$668,366	$4,125,415	$7,961,179
	2023	$859,130	$2,051,689	$1,605,108	$1,092,220	$67,621	$5,675,768
	2022	$831,897	$1,788,591	$1,530,246	$1,492,881	$90,366	$5,733,981
James O. Bourdeau, Executive Vice President and Chief Legal Officer [5]	2024	$687,977	$2,121,906	$511,015	$700,802	$73,278	$4,094,978
	2023	$641,462	$1,632,646	$1,277,370	$695,771	$66,485	$4,313,734
James A. Sabia, Jr., Executive Vice President and President, Beer Division [5]	2024	$776,924	$1,536,411	$370,022	$1,082,214	$107,895	$3,873,466
	2023	$700,000	$1,054,431	$824,953	$1,029,005	$147,718	$3,756,107

[1] These amounts represent the full grant date fair value of RSU and PSU awards granted in each fiscal year noted. For PSUs granted in Fiscal 2023 and Fiscal 2022 having relative TSR as the performance criterion, the grant date fair value was determined using a Monte Carlo simulation model. Since the performance criteria underlying the relative TSR PSUs are each considered a market condition as opposed to a performance condition for accounting purposes, the expense associated with those awards is not subject to fluctuation based on the actual outcome. Therefore, while the amounts reported in this column are based on the probable outcome of the performance conditions, for these relative TSR PSUs, such amounts are also the maximum expense value. The PSUs granted in Fiscal 2024 have two equally weighted performance criteria: (1) compound annual growth rate of organic net sales; and (2) relative TSR. The grant date fair value of the organic net sales growth component was based on the market price of our Class A Stock on the grant date and the probable outcome of the performance conditions as of the grant date (which was performance at target level). The grant date fair value of the relative TSR component was determined using a Monte Carlo simulation model. Since the performance criteria underlying the relative TSR PSUs are each considered a market condition as opposed to a performance condition for accounting purposes, the expense associated with those awards is not subject to fluctuation based on the actual outcome and is therefore reported at maximum expense value. Assuming that the highest level of performance conditions were satisfied, the grant date fair value set forth above for the Fiscal 2024 PSUs would be: Mr. Newlands: $10,607,407; Mr. Hankinson: $3,255,432; Mr. Hanson: $2,296,748; Mr. Bourdeau: $2,710,401; and Mr. Sabia: $1,962,589. Each amount included in this column represents the aggregate amount that we expected to expense for grants in accordance with Topic 718 over the grants' respective vesting schedules. Assumptions used in calculating these values with respect to PSUs may be found in Note 18 of our financial statements in our 2024 Form 10-K. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations. A more complete description of the Fiscal 2024 PSUs can be found in the CD&A under the heading "Long-Term Equity Incentive Awards" and subheading "Named Executive Officer Long-Term Incentive Awards – Fiscal 2024." See the Grants of Plan-Based Awards in Fiscal 2024 and the Outstanding Equity Awards as of February 29, 2024 tables for additional information.

[2] These amounts represent the full grant date fair value of awards of NQSOs granted in each fiscal year noted. This represents the aggregate amount that we expected to expense for such grants in accordance with Topic 718 over the grants' respective vesting schedules. Assumptions used in calculating these values may be found in Note 18 of our financial statements in our 2024 Form 10-K. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations. See the Grants of Plan-Based Awards in Fiscal 2024 and the Outstanding Equity Awards as of February 29, 2024 tables below for additional information.

(3) These amounts represent the amounts earned under our AMIP for Fiscal 2024, Fiscal 2023, and Fiscal 2022. A detailed description of the Fiscal 2024 payments can be found in the CD&A under the heading "Short-Term Cash Incentives: Fiscal 2024 AMIP."

(4) The amounts set forth below include for Fiscal 2024: (i) Company contributions under our 401(k) and Profit Sharing Plan (including both Company matching contributions and Company non-elective contributions); (ii) Company non-elective contributions under our NQSP; (iii) the aggregate incremental cost to us of perquisites and personal benefits; and (iv) the value of compensation and benefits earned or paid in connection with Mr. Hanson's termination of employment. Contributions under the 401(k) and Profit Sharing Plan and our NQSP are reported in the fiscal year in which they are accrued or earned, regardless of the fiscal year in which the contribution is actually made to the plan.

	Company contributions under the 401(k) and Profit Sharing Plan	Company contributions under the NQSP	Perquisites and Other Personal Benefits [a]	Payments Upon Separation [b]	Total "All Other Compensation"
William A. Newlands	$19,800	$30,600	$174,292	NA	$224,692
Garth Hankinson	$20,050	$13,337	$132,356	NA	$165,743
Robert Hanson	$19,800	$16,077	$131,412	$3,958,126	$4,125,415
James O. Bourdeau	$20,281	$10,499	$42,498	NA	$73,278
James A. Sabia, Jr.	$20,723	$12,946	$74,226	NA	$107,895

[a] The perquisites and other personal benefits provided to our named executive officers in Fiscal 2024 included personal use of our corporate aircraft, personal security services, identity theft protection services, automobile allowances, parking reimbursements in certain geographies, car/driver services, product allowances, product samples, tickets to sponsorship events, a physical health review, home internet service, and an executive charitable match program. We did not provide a tax gross-up to any named executive officer in Fiscal 2024.

The aggregate incremental cost to us for each named executive officer's personal use of corporate aircraft is as follows: Mr. Newlands – $90,695; Mr. Hankinson – $56,225; Mr. Hanson – $0; Mr. Bourdeau – $0; and Mr. Sabia – $40,754. These amounts represent the aggregate incremental cost to us for the personal use of our corporate aircraft by our named executive officers and certain of their family members. Such amounts are calculated by multiplying an aircraft's hourly variable operating costs by the portion of the trip's flight time allocated to such named executive officer. Variable operating costs include fuel costs, variable maintenance costs, and other variable expenses, including crew hotel and meals, on-board catering, trip-related landing fees, hangar and parking costs, and similar costs. Since our aircraft are used primarily for business travel, the methodology excludes fixed, capital, and similar costs. In instances where family members or guests fly on our aircraft as additional passengers on business flights with an executive, the aggregate incremental cost to us is *de minimis* in amount, and no amount is reflected in the table for these additional passengers.

In Fiscal 2024 the following named executive officers made charitable donations that were matched by the Company under our charitable matching program as follows: Mr. Newlands – $37,500; Mr. Hankinson – $50,000; Mr. Hanson – $100,000; Mr. Bourdeau – $10,500; Mr. Sabia – $0. Our charitable match program operates on a calendar year basis and contributions are reported in this table in the fiscal year the donation was made. Therefore, such reported amounts may exceed the $50,000 limitation due to timing differences between the calendar year used for the matching program and our fiscal year.

[b] The amounts reported for Mr. Robert Hanson in the 2024 row of the "All Other Compensation" column include the following amounts earned or paid under his employment agreement through the end of Fiscal 2024 in connection with his termination: (i) $3,900,750 in severance, consisting of two times base salary and average annual short-term incentive paid over the prior three fiscal years; (ii) $32,376 in payments for two years of continued medical and dental coverage; and (iii) $25,000 for the aggregate incremental cost of 18 months of outplacement services, which may be used within the 18-month period following his termination. Payment of certain of such amounts and the provision of certain benefits were delayed for six months pursuant to the terms of his employment agreement.

(5) Neither Mr. Bourdeau nor Mr. Sabia was a named executive officer prior to Fiscal 2023.

Grants of Plan-Based Awards in Fiscal 2024

	Grant Date	Award Type	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units [3]	All Other Option Awards: Number of Securities Underlying Options [4]	Exercise or Base Price of Option Awards [5]	Grant Date Fair Value of Stock and Option Awards [6]
			Threshold	Target	Maximum	Threshold	Target	Maximum				
William A. Newlands	NA	AMIP	$540,000	$2,160,000	$4,320,000							
	4/24/2023	PSU				11,142	22,284	44,568				$5,303,703
	4/24/2023	RSU							13,371			$3,000,185
	4/24/2023	NQSO								30,443	$224.38	$2,000,105
Garth Hankinson	NA	AMIP	$194,687	$778,746	$1,557,492							
	4/24/2023	PSU				3,420	6,839	13,678				$1,627,716
	4/24/2023	RSU							4,104			$920,856
	4/24/2023	NQSO								9,343	$224.38	$613,835
Robert Hanson	NA	AMIP	$222,399	$889,595	$1,779,189							
	4/24/2023	PSU				2,413	4,825	9,650				$1,148,374
	4/24/2023	RSU							2,895			$649,580
	4/24/2023	NQSO								6,591	$224.38	$433,029
James O. Bourdeau	NA	AMIP	$137,595	$550,382	$1,100,763							
	4/24/2023	PSU				2,847	5,694	11,388				$1,355,200
	4/24/2023	RSU							3,417			$766,706
	4/24/2023	NQSO								7,778	$224.38	$511,015
James A. Sabia, Jr.	NA	AMIP	$184,519	$738,078	$1,476,155							
	4/24/2023	PSU				2,062	4,123	8,246				$981,295
	4/24/2023	RSU							2,474			$555,116
	4/24/2023	NQSO								5,632	$224.38	$370,022

[1] The amounts shown in these columns reflect the short-term cash incentive bonuses that potentially could have been earned during Fiscal 2024 based upon the achievement of Company performance goals under our AMIP. The actual award paid to each named executive officer under the AMIP for Fiscal 2024 is set forth above in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. More information regarding short-term cash incentive bonuses under our AMIP can be found in the CD&A under the heading "Short-Term Cash Incentives: Fiscal 2024 AMIP."

[2] These amounts represent the number of shares of Class A Stock that may be issued to the named executive officers pursuant to the terms of PSU awards granted under our LTSIP. The PSU awards granted on April 24, 2023 provide for a range of potential payouts (based on two equally weighted metrics (i) a three-year performance goal related to the compound annual growth rate of our organic net sales and (ii) our TSR performance relative to that of companies in the S&P 500 Food, Beverage, and Tobacco Index) and for settlement in shares of Class A Stock. These PSUs are generally scheduled to vest, if at all, on May 1, 2026 based on the level of achievement for the performance criteria associated with these awards. The terms of the Fiscal 2024 PSU awards are further described in the CD&A under the heading "Long-Term Equity Incentive Awards" and subheading "Named Executive Officer Long-Term Incentive Awards – Fiscal 2024."

[3] These amounts represent the number of RSUs granted to the named executive officers under our LTSIP. Any payouts associated with the vesting of these awards will be made in shares of Class A Stock. Further information concerning these awards can be found in the CD&A under the heading "Long-Term Equity Incentive Awards" and subheading "Named Executive Officer Long-Term Incentive Awards – Fiscal 2024." These RSUs are scheduled to vest at 33% of the award per year at each of the first three anniversaries of May 1, 2023.

[4] These amounts represent the number of options to purchase shares of Class 1 Stock granted to the named executive officer under our LTSIP. These NQSOs are scheduled to vest and become exercisable at 33% of the award per year at each of the first three anniversaries of the grant date. Further information concerning these awards can be found in the CD&A under the heading "Long-Term Equity Incentive Awards" and subheading "Named Executive Officer Long-Term Incentive Awards – Fiscal 2024." No trading market exists for Class 1 Stock.

(5) The exercise price of these NQSOs, which relate to Class 1 Stock (for which there is no public trading market), is the NYSE closing price of a share of Class A Stock on the grant date.

(6) These amounts represent the full grant date fair value of the PSUs, RSUs, and NQSOs, respectively, granted in Fiscal 2024. This represents the aggregate amount that we expected to expense for such grants in accordance with Topic 718 over the grants' respective vesting schedules. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations.

Class 1 Stock may be converted into shares of Class A Stock on a one-for-one basis, provided such conversion is permitted only if the holder immediately sells the Class A Stock. Under the LTSIP, the fair market value of a share of Class 1 Stock is equal to the fair market value of a share of Class A Stock unless the Human Resources Committee determines otherwise.

Employment Agreements

Each of our named executive officers is party to an executive employment agreement with us. We entered into executive employment agreements with Mr. Newlands and the rest of our named executive officers in the years set forth below:

	Year Agreement Signed
William A. Newlands	2015
Garth Hankinson	2020
Robert Hanson	2019
James O. Bourdeau	2017
James A. Sabia, Jr.	2018

The term of the agreements with each of our named executive officers expires at the end of our fiscal year, at which time they each automatically renew for an additional one-year period. Each agreement will continue to renew for successive one-year periods unless we provide at least 180 days' notice of a decision not to renew such agreement. These agreements provide for an initial minimum annual base salary level for each executive, which may be adjusted upward by the Human Resources Committee. The severance benefits provided under the employment agreements are summarized under the subheading "Potential Payments upon Termination or Change-in-Control." The employment agreements do not provide for any specific perquisites or other personal benefits for our named executive officers during their terms of employment.

Outstanding Equity Awards as of February 29, 2024

The following table presents information concerning outstanding NQSO, RSU, and PSU awards to each of our named executive officers as of February 29, 2024:

			Option Awards [1]				Stock Awards [2]			
Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price [3]	Option Expiration Date [4]	Number of Shares or Units of Stock That Have Not Vested [5]	Market Value of Shares or Units of Stock That Have Not Vested [6]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [6]
William A. Newlands									
4/23/2018	NQSO	19,558		$228.26	4/23/2028				
4/23/2019	NQSO	50,579		$207.48	4/23/2029				
4/21/2020	NQSO	75,906	25,302	$153.02	4/21/2030				
4/21/2020	RSU					2,573	$639,442		
4/20/2021	NQSO	25,818	25,816	$238.31	4/20/2031				
4/20/2021	RSU					3,304	$821,110		
4/20/2021	PSU					4,589	$1,140,458		
4/21/2022	NQSO	16,601	49,803	$254.21	4/20/2032				
4/21/2022	RSU					7,376	$1,833,084		
4/21/2022	PSU							19,670	$4,888,388
4/24/2023	NQSO		30,443	$224.38	4/24/2033				
4/24/2023	RSU					13,371	$3,322,961		
4/24/2023	PSU							44,568	$11,076,039
Garth Hankinson									
4/28/2015	NQSO	1,470		$117.12	4/28/2025				
4/25/2016	NQSO	2,267		$156.84	4/25/2026				
4/21/2017	NQSO	2,464		$172.09	4/21/2027				
4/23/2018	NQSO	2,439		$228.26	4/23/2028				
4/23/2019	NQSO	2,870		$207.48	4/23/2029				
4/21/2020	NQSO	16,628	5,542	$153.02	4/21/2030				
4/21/2020	RSU					563	$139,917		
4/20/2021	NQSO	7,032	7,032	$238.31	4/20/2031				
4/20/2021	RSU					900	$223,668		
4/20/2021	PSU					1,251	$310,899		
4/21/2022	NQSO	5,095	15,285	$254.21	4/21/2032				
4/21/2022	RSU					2,264	$562,649		
4/21/2022	PSU							6,038	$1,500,564
4/24/2023	NQSO		9,343	$224.38	4/24/2033				
4/24/2023	RSU					4,104	$1,019,926		
4/24/2023	PSU							13,678	3,399,257

			Option Awards [1]				Stock Awards [2]			
Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price [3]	Option Expiration Date [4]	Number of Shares or Units of Stock That Have Not Vested [5]	Market Value of Shares or Units of Stock That Have Not Vested [6]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [6]
Robert Hanson									
4/21/2020	NQSO	12,500	8,504	$153.02	4/21/2030				
4/21/2020	RSU					865	$214,970		
4/20/2021	NQSO	12,544	12,542	$238.31	4/20/2031				
4/20/2021	RSU					1,605	$398,875		
4/20/2021	PSU					2,229	$553,951		
4/21/2022	NQSO	5,330	15,989	$254.21	4/21/2032				
4/21/2022	RSU					2,368	$588,495		
4/21/2022	PSU							6,316	$1,569,652
4/24/2023	NQSO		6,591	$224.38	4/24/2033				
4/24/2023	RSU					2,895	$719,465		
4/24/2023	PSU							9,650	$2,398,218
James O. Bourdeau									
4/21/2020	NQSO	16,628	5,542	$153.02	4/21/2030				
4/21/2020	RSU					563	$139,917		
4/20/2021	NQSO	5,797	5,796	$238.31	4/20/2031				
4/20/2021	RSU					742	$184,402		
4/20/2021	RSU					1,049	$260,697		
4/20/2021	PSU					1,031	$256,224		
4/21/2022	NQSO	4,242	12,724	$254.21	4/21/2032				
4/21/2022	RSU					1,884	$468,212		
4/21/2022	PSU							5,026	$1,249,062
4/24/2023	NQSO		7,778	$224.38	4/24/2033				
4/24/2023	RSU					3,417	$849,193		
4/24/2023	PSU							11,388	$2,830,146
James A. Sabia, Jr.									
4/28/2015	NQSO	8,110		$117.12	4/28/2025				
4/25/2016	NQSO	6,760		$156.84	4/25/2026				
4/21/2017	NQSO	6,725		$172.09	4/21/2027				
4/23/2018	NQSO	5,714		$228.26	4/23/2028				
5/21/2018	NQSO	3,503		$219.34	5/21/2028				
4/23/2019	NQSO	10,011		$207.48	4/23/2029				
4/21/2020	NQSO	12,049	4,016	$153.02	4/21/2030				
4/21/2020	RSU					408	$101,396		
4/20/2021	NQSO	4,918	4,917	$238.31	4/20/2031				
4/20/2021	RSU					629	$156,319		
4/20/2021	PSU					874	$217,206		
4/21/2022	NQSO	2,740	8,217	$254.21	4/21/2032				
4/21/2022	RSU					1,217	$302,449		
4/21/2022	PSU							3,246	$806,696
4/24/2023	NQSO		5,632	$224.38	4/24/2033				
4/24/2023	RSU					2,474	$614,838		
4/24/2023	PSU							8,246	$2,049,296

(1) NQSOs relate to Class 1 Stock, which are convertible to Class A Stock upon sale. Except as otherwise noted in these footnotes, the vesting schedule for all NQSO awards granted on or after April 24, 2023 set forth in the table is 33% of the award per year at each of the first three annual anniversaries of the grant date. The vesting schedule for all NQSO awards granted before April 2023 set forth in the table was 25% of the award per year at each of the first four year anniversaries of the grant date. In addition, all such NQSOs would vest (or continue to vest) upon the occurrence of certain events, as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

(2) Unvested RSU awards, and PSU awards whose performance periods have been completed (but whose related service vesting periods extend beyond the end of Fiscal 2024), are reflected in the first two columns of this section, while PSUs with performance periods extending beyond the end of Fiscal 2024 are reflected in the final two columns.

(3) The exercise price of an NQSO is the NYSE closing price for a share of Class A Stock on the grant date.

(4) All NQSO awards set forth in the table were granted with ten-year terms. Vested options are generally exercisable for 90 days following termination of employment unless alternative treatment is provided as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

(5) Except as otherwise noted in these footnotes, the vesting schedule for all RSU awards granted on or after April 24, 2023 set forth in the table is 33% of the award per year at each of the first three anniversaries of May 1 of the year of grant. The vesting schedule for all RSU awards granted prior to April 2023 set forth in the table was 25% of the award per year at each of the first four year anniversaries of May 1 of the year of grant. In addition, all RSU awards would vest (or continue to vest) upon the occurrence of certain events, as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

The vesting of the April 20, 2021 PSU awards is based on our Fiscal 2022-2024 TSR performance as compared to companies in the S&P 500 Index. In April 2024, the Human Resources Committee certified performance under these PSU awards at approximately the 40th percentile performance, and the number of units associated with this performance level is included in this column. These PSU awards required continued service through May 1, 2024 and were paid out to each named executive officer on or immediately after such date. Therefore, those awards are reflected in the table as they had not vested as of the end of Fiscal 2024.

(6) These amounts are based on the February 29, 2024 NYSE closing price of $248.52 for a share of Class A Stock.

(7) The vesting of the April 21, 2022 PSU awards is based on our Fiscal 2023-2025 TSR performance as compared to companies in the S&P 500 Index. Based on our actual Fiscal 2023 and Fiscal 2024 TSR performance as compared to companies in the S&P 500 Index, the amounts set forth in this column reflect a payout at the maximum level for these awards. The actual payout, if any, requires that the named executive officer remains employed with us until the May 1, 2025 service vesting date, and any actual payout of shares may be less than the amount reflected.

The vesting of the April 24, 2023 PSU awards is based on two equally weighted metrics (i) a three-year performance goal related to the compound annual growth rate of our organic net sales and (ii) our Fiscal 2024-2026 TSR performance as compared to companies in the S&P 500 Food, Beverage, and Tobacco Index. Based on our actual Fiscal 2024 organic net sales and TSR performance as compared to companies in the S&P 500 Food, Beverage, and Tobacco Index, the amounts set forth in this column reflect a payout at the maximum level for these awards. The actual payout, if any, requires that the named executive officer remains employed with us until the May 1, 2026 service vesting date, and any actual payout of shares may be less than the amount reflected.

In addition, all PSU awards would either vest at the target level or based on actual performance on a pro-rated basis upon the occurrence of certain events, as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards." Further information concerning the Fiscal 2024 awards can be found in the CD&A under the heading "Long-Term Equity Incentive Awards" and subheading "Named Executive Officer Long-Term Incentive Awards – Fiscal 2024" and in the Grants of Plan-Based Awards in Fiscal 2024 table.

Option Exercises and Stock Vested in Fiscal 2024

The following table presents information concerning NQSO exercises and shares of stock acquired upon vesting of RSU or PSU awards by each of the named executive officers in Fiscal 2024:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise [1]	Number of Shares Acquired on Vesting	Value Realized on Vesting [2]
William A. Newlands	37,409	$3,841,698	15,031	$3,584,000
Garth Hankinson	1,550	$291,943	4,560	$1,089,910
Robert Hanson	25,312	$2,570,049	6,753	$1,614,404
James O. Bourdeau	30,723	$2,091,700	3,962	$943,376
James A. Sabia, Jr.	—	$—	2,511	$598,770

[1] These amounts reflect the aggregate of the differences between the exercise price of the NQSO and the market price of a share of Class A Stock at the time of exercise for each NQSO exercised by a named executive officer in Fiscal 2024.

[2] These amounts reflect the value realized from the vesting of RSU and PSU awards on the vesting date, the value of which were based on the NYSE closing price for a share of Class A Stock on that date, plus accrued dividend equivalents paid out at the time of vesting.

Pension Benefits

We do not maintain any tax-qualified pension plans or nonqualified or supplemental defined benefit plans. We maintain the Constellation Brands, Inc. 401(k) and Profit Sharing Plan, a tax qualified, defined contribution plan described above under the subheading "Savings Plans and Health and Welfare Benefits."

Nonqualified Deferred Compensation

Effective December 31, 2018, the Company amended the 2005 SERP to freeze participation in and future contributions to the plan, to continue to credit participant balances resulting from investment gains and losses, and to distribute such amounts pursuant to the terms of the plan. Its predecessor plan, the SERP, was previously similarly frozen.

Effective January 1, 2019, certain employees, including each of the named executive officers, became eligible to participate in our NQSP, which is a nonqualified deferred compensation plan. The NQSP is designed to provide participants with the benefit of the company non-elective contributions that could not be made to their accounts under the 401(k) and Profit Sharing Plan due to Internal Revenue Code limitations. The NQSP also provides participants with an elective deferral opportunity and is designed to satisfy the requirements of Section 409A of the Internal Revenue Code.

For service prior to January 1, 2019, the Company made non-elective contributions to the SERP, and for service on or after January 1, 2019, the Company makes non-elective contributions to the NQSP. Such contributions are made on behalf of each eligible participant, including our named executive officers, and are equal to the amount of the non-elective contributions that a participant would have otherwise received under the 401(k) and Profit Sharing Plan on the portion of their eligible compensation that exceeded the applicable Internal Revenue Code limits. Participants did not make contributions under the SERP. Each year, participants may elect to defer a portion of their base salary and annual cash incentive bonus into the NQSP.

Participants may direct the investment of their accounts under the SERP and the NQSP into investment options that are similar to those offered under our 401(k) and Profit Sharing Plan. Company non-elective contributions to the SERP and NQSP are immediately vested. Accounts under the SERP are distributed in a single lump-sum payment six months following a participant's separation from service. Participants elect distribution of each year's account under the NQSP in a specified number of annual installments or a lump-sum payment commencing upon either separation from service or a specified date. See the following tables for additional information.

Fiscal 2024 Nonqualified Deferred Compensation Table

	Plan	Executive Contributions in Last FY [1]	Registrant Contributions in Last FY [2]	Aggregate Earnings (Losses) in Last FY [3]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE [4]
William A. Newlands	SERP	$—	$—	$7,318	$—	$68,678
	NQSP	$757,192	$30,600	$352,631	$—	$3,760,999
Garth Hankinson	SERP	$—	$—	$103	$—	$1,152
	NQSP	$—	$13,337	$4,530	$—	$39,325
Robert Hanson	SERP	$—	$—	$—	$—	$—
	NQSP	$382,277	$16,077	$303,550	$—	$1,759,120
James O. Bourdeau	SERP	$—	$—	$1,922	$—	$15,830
	NQSP	$—	$10,499	$5,064	$—	$43,243
James A. Sabia, Jr.	SERP	$—	$—	$17,006	$—	$59,568
	NQSP	$—	$12,946	$14,468	$—	$49,433

[1] The SERP did not provide for elective deferrals. Amounts in this column consist of amounts withheld from a named executive officer's compensation otherwise payable during Fiscal 2024 and deferred into the NQSP. All of these amounts are reflected in the Summary Compensation Table.

[2] During Fiscal 2024, our named executive officers were eligible to receive a 3% non-elective contribution on compensation that exceeded the IRS limits that apply to the 401(k) and Profit Sharing Plan. Such contributions are reported in the fiscal year in which they are accrued or earned, regardless of the fiscal year in which the contribution is actually made to the SERP or the NQSP. All of these amounts are reflected in the Summary Compensation Table.

[3] Earnings are credited in accordance with the named executive officer's investment direction. These amounts represent the aggregate earnings during Fiscal 2024 on the accounts held for each named executive officer under the SERP and the NQSP. None of these amounts are reflected in the Summary Compensation Table.

[4] Neither Mr. Bourdeau nor Mr. Sabia was a named executive officer prior to Fiscal 2023. Of the amounts in this column, the following amounts have also been reported in the Summary Compensation Table:

	Previously Reported Aggregate Balance for	
	Fiscal 2023	Fiscal 2022
William A. Newlands	$930,773	$851,454
Garth Hankinson	$13,092	$12,237
Robert Hanson	$573,241	$420,573
James O. Bourdeau	$9,965	$—
James A. Sabia, Jr.	$11,792	$—

Potential Payments upon Termination or Change-in-Control

In the event of specified terminations of employment, or a change-in-control of the company, our named executive officers would become entitled to certain payments and benefits under their respective employment agreements, the terms of their outstanding equity awards under the LTSIP, our AMIP, our SERP, and our NQSP. The following information describes and quantifies the compensation and benefits for our named executive officers that would have become payable if a named executive officer's employment had terminated on February 29, 2024, or if a change-in-control of the company occurred on February 29, 2024, based on the terms and conditions of their respective employment agreement, and our agreements, plans, and arrangements in effect on such date. These benefits are in addition to the benefits generally available to salaried employees, such as our 401(k) and Profit Sharing Plan, ESPP, life and disability insurance programs, and medical, dental, and vision benefits.

Employment Agreements

The employment agreements with our named executive officers in effect as of the end of Fiscal 2024 provide for specified post-termination payments and benefits in the event of the occurrence of certain termination events. In order to receive the payments and benefits set forth below, a terminating executive must execute a release in favor of us and agree not to compete with us without our consent for a two-year period (other than Mr. Hanson, whose post-termination restrictive covenants are limited as required by California law). The employment agreements also prohibit the executives for a period of 12 months after termination from seeking to induce our employees to leave their employment with us. Finally, the agreements provide the executives with certain indemnification rights and prohibit the executives, whether during or after employment, from divulging our confidential information or trade secrets or using such information in connection with any outside business activity.

Under the employment agreement with each of our named executive officers, post-termination payments and benefits are triggered in the event that the executive's employment terminates upon the expiration of the employment agreement, or if (i) the executive voluntarily terminates his employment for "good reason," or (ii) the executive's employment is involuntarily terminated by us for any reason other than "for cause." These triggering terminations are each referred to as a "qualifying termination." Under the employment agreements with our named executive officers, a qualifying termination results in:

- a lump-sum payment equal to two times base salary and two times the average annual short-term incentive paid to the executive over the prior three completed fiscal years;
- payments equal to the total monthly cost of the executive's medical and dental coverage in effect at the time of termination extending for 24 months; and
- outplacement services for a period of up to 18 months.

Each of our named executive officers' agreements defines a "for cause" termination to mean that we terminate the executive for (i) any intentional, non-incidental misappropriation of our funds or property; (ii) unreasonable (and persistent) neglect or refusal to perform his duties (and which is not remedied within 30 days after written notice); (iii) the material breach of any restrictive covenant, or divulging our confidential information or trade secrets or using such information in connection with any outside business activity; or (iv) a conviction of a felony.

The agreements with each of our named executive officers define a "good reason" termination as the executive's ability to terminate his employment for the occurrence of any of the following events without his consent: (i) a material reduction of the executive's employment band or his duties and responsibilities; (ii) a material reduction of the executive's base salary; or (iii) a material breach of the executive's employment agreement by us. Under the agreement with Mr. Hanson, a "good reason" termination also includes an action by us to move his principal workplace to a location more than 50 miles from our San Francisco office.

The following table presents information concerning the post-termination payments each named executive officer would have received under his respective employment agreement in connection with a qualifying termination as of February 29, 2024. Mr. Hanson's departure from the Company on February 29, 2024 qualified as an involuntary termination without cause, and the actual amount payable to him under his employment agreement is set forth below and is also set forth above in the All Other Compensation column of the Summary Compensation Table.

	Severance Pay	Medical and Dental	Outplacement Services and Relocation Services	Total
William A. Newlands	$9,161,373	$43,282	$55,000	$9,259,655
Garth Hankinson	$3,861,746	$43,282	$55,000	$3,960,028
Robert Hanson	$3,900,750	$32,376	$25,000	$3,958,126
James O. Bourdeau	$2,903,120	$43,282	$55,000	$3,001,402
James A. Sabia, Jr.	$3,601,966	$63,545	$55,000	$3,720,511

None of the employment agreements with our named executive officers provides for an excise tax gross-up. Our executive employment agreements provide for a "best net" approach under which the severance payment is either reduced to an amount $1 below that which would subject the executive to the excise tax or, if it would provide a greater net payment to the executive after the payment of any excise tax, paid in full without any gross-up payment from us.

These payments would be made pursuant to the terms of the employment agreements and in accordance with Section 409A of the Internal Revenue Code. Generally, severance pay and six months' worth of medical and dental payments would be paid on the first business day of the seventh month following the officer's separation from service with monthly medical and dental payments continuing thereafter until fully paid.

Outstanding Equity Awards

The unvested equity awards held by each of the named executive officers are described above in the Outstanding Equity Awards as of February 29, 2024 table. We made each of those awards pursuant to our LTSIP. The following chart summarizes the various vesting provisions in our outstanding awards under our LTSIP that were not fully vested as of February 29, 2024:

	Potential Equity Vesting Triggers [1]				
Equity Type	Qualifying Termination following a Change-in-Control [2]	Death or Disability	Retirement	For Cause Termination	Other Voluntary or Involuntary Termination
NQSO	Yes	Yes	Yes [3]	No	No
RSU	Yes	Yes	Yes [3]	No	No
PSU	Yes	Yes [4]	Yes [5]	No	No

[1] As defined in the LTSIP and the applicable award agreements issued thereunder.

[2] In the event of a change-in-control of the company in which the outstanding equity awards are assumed or replaced by the acquirer, if the executive is involuntarily terminated by the company without cause, or voluntarily terminates employment for good reason, in each case within 24 months following the occurrence of the change-in-control: (i) outstanding NQSOs shall become fully vested and exercisable and shall be exercisable for 90 days following such termination; (ii) outstanding RSUs shall become fully vested and shall be delivered within 30 days following such termination; and (iii) outstanding PSUs shall become vested at target and shall be delivered within 30 days following such termination.

[3] Continue to vest on vesting schedule upon continuous service through the first November 1 following the grant date, based on compliance with restrictive covenants through each such vesting date.

[4] Vest at target level.

[5] For PSUs, vest at the end of the performance period based upon the Company's actual performance during the full performance period and pro-rated for the portion of the performance period during which the executive officer served prior to retirement; and vesting is dependent upon continuous employment until November 1 in the year of grant.

As of February 29, 2024, Messrs. Newlands and Sabia would have been eligible for the retirement treatment set forth above. Mr. Hanson was retirement eligible upon his separation from service on February 29, 2024 and his outstanding equity awards received such treatment at that time.

In the event of a qualifying termination or change-in-control event that resulted in accelerated or continued vesting of outstanding equity awards (as set forth above), the values of (i) unvested in-the-money NQSOs, (ii) unvested RSUs, (iii) the target amount of unvested PSUs, and (iv) the pro-rated amount of unvested PSUs based on actual performance through February 29, 2024, in each case, held by each of the named executive officers as of

February 29, 2024 (based on the NYSE closing price of $248.52 for a share of Class A Stock on such date) were as follows:

	NQSOs	RSUs	PSUs (at target)	PSUs (pro-rated at actual performance)
William A. Newlands	$3,414,816	$6,616,596	$9,624,931	$6,274,266
Garth Hankinson	$826,598	$1,946,160	$2,897,495	$1,886,469
Robert Hanson	$1,099,293	$1,921,805	$2,781,933	$1,913,146
James O. Bourdeau	$776,199	$1,902,421	$2,408,407	$1,567,830
James A. Sabia, Jr.	$569,687	$1,175,003	$1,740,883	$1,119,730

AMIP Payments. Our AMIP is described in the CD&A under the heading "Short-Term Cash Incentives: Fiscal 2024 AMIP." The Fiscal 2024 award program provides that in the event a named executive officer's employment terminates for any reason other than retirement (defined as attained age 60 with at least five years of service), disability, death, or involuntary termination without cause prior to the end of the performance period, the named executive officer forfeits all rights to a short-term cash incentive payment for such period. In the event of a named executive officer's retirement, disability, death, or involuntary termination without cause prior to the end of the performance period, the named executive officer will become entitled to a pro-rated portion of the short-term cash incentive payment that would have been payable had the individual not terminated employment. Such short-term incentive, if any, will be paid at the same time short-term incentives are paid to similarly situated participants who do not terminate employment. Actual payouts under the plan to the named executive officers for Fiscal 2024 are set forth above in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

NQSP. This plan is described under the heading "Nonqualified Deferred Compensation." In the event of any termination of employment as of February 29, 2024, each named executive officer (or, in the case of death, the named executive officer's beneficiary) would be entitled to receive the value of his respective vested plan account balance set forth in the table under the heading "Nonqualified Deferred Compensation." In the event of a change-in-control (as defined by the plan), we would make lump sum payments of account balances to participants within 90 days of the change-in-control event.

Supplemental Executive Retirement Plans. Our supplemental executive retirement plans are described under the heading "Nonqualified Deferred Compensation." In the event of any termination of employment as of February 29, 2024, each named executive officer (or, in the case of death, the named executive officer's beneficiary) would be entitled to receive the value of his respective vested plan account balance set forth in the table under the heading "Nonqualified Deferred Compensation." In the event of a change-in-control (as defined by the plans), we would make lump sum payments of account balances to participants within 90 days of the change-in-control event.

CEO Pay Ratio

For Fiscal 2024, the annual total compensation of our Chief Executive Officer is $14,629,014, and the annual total compensation of our median employee is $39,149. The ratio of the annual total compensation of our CEO to the annual total compensation of our median employee is approximately 374 to 1. This pay ratio is a reasonable estimate, calculated in a manner consistent with the applicable SEC requirements. We re-identified our median employee this year based on the information available in our human resources information system, and we include all U.S. and non-U.S. employees, full and part-time employees, and temporary and seasonal employees in the universe of possible employees when identifying our median employee, which for Fiscal 2024 was 9,294 total employees.

We determined our median employee as of the last day of our 2024 fiscal year, the same date that we use for determining the compensation of our CEO under the SEC executive compensation disclosure rules. For purposes of identifying our median employee, we calculate compensation as the sum of: (i) base salary (not including overtime); (ii) target short-term incentive as of the determination date; and (iii) target equity award percentage of base salary (multiplied by base salary to provide a dollar value). We do not make cost of living adjustments for the compensation of employees based outside of the U.S. We convert the compensation paid to non-U.S. employees in local currency to U.S. dollars using the applicable exchange rate in effect as of the determination date.

Once we identify our median employee, we calculate their compensation under the Summary Compensation Table rules in a manner that is consistent with the calculation of our CEO's compensation, without any adjustments or estimates. The SEC requirements for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, the Company is providing the following information regarding the relationship between the executive "Compensation Actually Paid" (as defined in Item 402(v)) by the Company and the financial performance of the Company over the applicable time period of the disclosure, calculated in a manner consistent with Item 402(v). Additional information regarding our compensation philosophy, the structure of our compensation programs, and compensation decisions made this year is described under the heading above entitled "Compensation Discussion and Analysis."

The following table provides information regarding CAP for our PEO and our other named executive officers for each of Fiscal 2021 through Fiscal 2024 as compared to our TSR for each such fiscal year, the TSR of the S&P 500 Food, Beverage, and Tobacco Index, our Net Income (Loss) and Net Sales, our CSM for each such year.

					Value of Initial $100 Investment Based On:			
Fiscal Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO (5)(6)	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs (6)(7)	Total Shareholder Return (8)	Peer Group Total Shareholder Return (9)	Net Income (Loss) (in millions) (10)	Net Sales (in millions) (11)
2024 (1)	$ 14,629,014	$ 19,419,251	$ 5,257,024	$ 6,461,318	$ 152.68	$ 136.06	$ 1,765.2	$ 9,961.8
2023 (2)	$ 16,068,340	$ 15,728,089	$ 10,422,941	$ 10,723,561	$ 135.44	$ 138.59	$ (38.5)	$ 9,452.6
2022 (3)	$ 12,040,281	$ 4,988,292	$ 6,743,095	$ 5,740,281	$ 128.83	$ 134.10	$ 1.0	$ 8,820.7
2021 (4)	$ 11,727,855	$ 19,696,460	$ 6,702,839	$ 11,408,365	$ 126.27	$ 107.61	$ 2,031.8	$ 8,614.9

(1) For Fiscal 2024, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, James O. Bourdeau, Robert Hanson, and James A. Sabia, Jr.

(2) For Fiscal 2023, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, James O. Bourdeau, Robert Hanson, James A. Sabia, Jr., Robert Sands, and Richard Sands.

(3) For Fiscal 2022, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, Robert Sands, Richard Sands, and Robert Hanson.

(4) For Fiscal 2021, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, Robert Sands, Richard Sands, and F. Paul Hetterich.

(5) The amounts deducted and added to the Summary Compensation Table Total to calculate the CAP for Fiscal 2024 are as follows:

	Fiscal 2024
Summary Compensation Table Total	$ 14,629,014
Decreased by the full grant date fair value of RSUs and PSUs granted during the reported fiscal year;	(8,303,888)
Decreased by the grant date fair value of NQSOs granted during the reported fiscal year;	(2,000,105)
Increased by the fair value as of the end of the fiscal year of all awards granted during the fiscal year that were outstanding and unvested as of the end of such fiscal year;	12,793,434
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the end of the reported fiscal year of any awards granted in any prior fiscal year that are outstanding and unvested as of the end of the reported fiscal year;	2,006,559
Increased by the fair value as of the vesting date, for awards that are granted and vest in the same year;	—
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the vesting date of any awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied at the end of or during the reported fiscal year;	170,824

	Fiscal 2024
Decreased by the fair value at the end of the prior fiscal year, of any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the reported fiscal year; and	—
Increased by the dollar value of any dividend equivalents paid on RSUs and PSUs in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year.	123,413
Compensation Actually Paid	$ 19,419,251

(6)   Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to: (1) for RSU awards, closing price of our Class A Stock on applicable year-end dates or, in the case of vesting dates, the actual vesting price; (2) for PSU awards, the same valuation methodology as RSU awards above except year-end and vesting date values are multiplied by the probability of achievement or actual results, as applicable, as of each such date and, for PSU awards with market-based conditions, the probability is determined based on the outcome of a Monte Carlo simulation; and (3) for NQSOs, the fair value calculated based on the outcome of a Monte Carlo simulation as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair values (but using a Monte Carlo simulation instead of a Black-Scholes pricing model as was used on the grant date), the closing price of our Class A Stock on the applicable revaluation date as the current market price as of the revaluation date, and in all cases determined using assumptions and inputs consistent with those found in Note 18 of our financial statements in our 2024 Form 10-K.

(7)   The amounts deducted and added to the Average Summary Compensation Table Total to calculate the Average CAP for Fiscal 2024 are as follows:

	Fiscal 2024
Summary Compensation Table Total	$ 5,257,024
Decreased by the full grant date fair value of RSUs and PSUs granted during the reported fiscal year;	(2,001,211)
Decreased by the grant date fair value of NQSOs granted during the reported fiscal year;	(481,975)
Increased by the fair value as of the end of the fiscal year of all awards granted during the fiscal year that were outstanding and unvested as of the end of such fiscal year;	3,083,119
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the end of the reported fiscal year of any awards granted in any prior fiscal year that are outstanding and unvested as of the end of the reported fiscal year;	515,263
Increased by the fair value as of the vesting date, for awards that are granted and vest in the same year;	—
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the vesting date of any awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied at the end of or during the reported fiscal year;	51,201
Decreased by the fair value at the end of the prior fiscal year, of any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the reported fiscal year; and	—
Increased by the dollar value of any dividend equivalents paid on RSUs and PSUs in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year.	37,897
Compensation Actually Paid	$ 6,461,318

(8)   TSR is determined based on the value of an initial fixed investment of $100.

(9)   The S&P 500 Food, Beverage, and Tobacco Index is the peer group index selected by the Company for this purpose and for purposes of the Stock Performance Graph in our Annual Report.

(10)   Net income (loss) as reported in our 2024 Form 10-K in accordance with GAAP.

(11)   Net Sales was selected as our CSM because management believes it is the most important annual financial performance measure used to link executive pay and Company performance in Fiscal 2024. Net Sales is one of the three performance metrics used under our AMIP, is also discussed under the heading above entitled "Compensation Discussion and Analysis," and is defined as GAAP net sales as reported in our 2024 Form 10-K.

Relationship Between Compensation Actually Paid and Cumulative Total Shareholder Return



Relationship Between Compensation Actually Paid and Net Income (Loss)



Relationship Between Compensation Actually Paid and Company-Selected Measure (Net Sales)



Company-Selected Financial Performance Measures

Below is a tabular list of the most important financial performance measures used by the Company and the Human Resources Committee to link named executive officer compensation to Company performance.

Net Sales

Comparable EBIT

Free Cash Flow

Proposal 3 – Advisory Vote on Executive Compensation

Pursuant to Section 14A of the Exchange Act added by the Dodd-Frank Act and related SEC rules, we are seeking stockholder support for an advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement. This is often referred to as a "say-on-pay" vote.

As described above in the CD&A, we have designed the elements of our executive compensation program to operate together in a manner that seeks to reward our named executive officers for their respective abilities and day-to-day service, assistance with the achievement of annual goals and financial targets, and contributions toward enhancing long-term stockholder value. We believe the overall design of our executive compensation program has provided the intended results, and we continue to periodically review the program elements in an effort to maintain or improve the alignment of the executive compensation program with our strategic priorities and with our performance. We believe our compensation is market competitive and has resulted in the attraction, motivation, and retention of executives who can contribute to our future success. In addition, we believe the program creates a strong linkage between pay and performance through our incentive bonuses and equity awards such that executives will generally receive higher compensation in more successful periods and lower compensation during less successful periods.

We conduct a say-on-pay vote every year, and last conducted a say-on-pay vote at the 2023 Annual Meeting of Stockholders. At that meeting, stockholders approved our executive compensation as disclosed in the 2023 Proxy Statement with approximately 88% of the vote being cast in favor of approval.

This proposal gives you, as a stockholder, the opportunity to express your views on our named executive officers' compensation. This vote is not intended to address specific items of compensation, but rather the overall compensation of our named executive officers and our executive compensation policies and programs as described in this Proxy Statement. This vote is advisory, which means that the vote is not binding on the Company, the Board, or the Human Resources Committee. Even though it is not binding, we will describe in our next Proxy Statement how we considered the results of this vote and how that consideration affected our executive compensation decisions and policies.

For the reasons stated above, we believe the compensation of our named executive officers is deserving of stockholder support. Accordingly, we ask you to vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

Vote Required

The adoption of the foregoing resolution requires the affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.

The Board recommends that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement and, accordingly, recommends that you vote "FOR" Proposal 3.

Proposal 4 – Stockholder Proposal Regarding Managing Supply Chain Water Risk

STOCKHOLDER PROPOSAL

The Company has received notice of the intention of the Greater Manchester Pension Fund, a holder of 10,500 shares of Class A Stock and whose address will be provided by us upon request, to present the following proposal for voting at the Meeting. The Greater Manchester Pension Fund has authorized a representative of Pensions & Investment Research Consultants Ltd to present for action at the Meeting the following proposal (the "Managing Supply Chain Water Risk Proposal"). The text of the stockholder proposal and supporting statement appears exactly as received by the Company. All statements contained in a stockholder proposal and supporting statement are the sole responsibility of the proponent of such stockholder proposal.

WHEREAS: Consumption of freshwater surpasses the rate at which it can be naturally replenished in many regions, creating water shortage risks for companies, communities, and ecosystems. Compounded by climate change, the World Resources Institute predicts the world will be unable to meet 56 percent of global water demand by 2030.

Companies without a plan to adapt could be exposed to risks including increased input costs, price volatility, shifting production zones, stranded assets, government targets, and loss of social license to operate. Barclays warns that the consumer staple sector, including agriculture, food, and beverage companies, faces a potential $200 billion impact from water scarcity risks.

Constellation Brands acknowledges the financial materiality of supply chain water risks noting that a reduction in water supplies could result in material crop losses and product shortages.[1] In 2022, Constellation Brands experienced a $665.9 million financial loss from water scarcity concerns in Mexicali, Mexico.[2] Constellation Brands' supply chain is reliant on high water risk regions; the company sources 100 percent of hops and 68 percent of grapes from areas of high water stress, including Central California, Mexico, and Italy[2]

CDP predicts the financial impacts of water risks are five times greater than the costs of addressing them. While Constellation Brands conducted a water risk assessment of its value chain and engages with suppliers, it has not disclosed water-related benefits of these efforts or a measurable strategy to mitigate water risks in the supply chain or improve supplier resilience.

Given Constellation Brands' dependence on freshwater, water shortages pose a financial risk to the company. For investors to feel confident in the Company's water risk management, Constellation Brands should align with best practices such as those outlined by the Corporate Expectations for Valuing Water and set quantitative, timebound targets to reduce water use across its supply chain, especially in water- stressed areas.[3] Peers including PepsiCo and Diageo have established such targets.

RESOLVED: Shareholders request that Constellation Brands issue a report assessing the feasibility and practicality of establishing time-bound, quantitative goals to reduce supply chain water usage to mitigate value chain risks related to global water scarcity in high-risk areas. The report should be prepared at reasonable expense and omit proprietary information.

SUPPORTING STATEMENT: In the report, proponents recommend Constellation Brands consider, at management's discretion:
- discussing how the targets could be established to help ensure implementation mitigates supply chain water risks, including reputational risks;
- explaining how the company works with suppliers in high-risk watersheds to implement agricultural practices that reduce water risk such as soil health practices;
- describing how the company provides technical, educational, or financial support to agricultural suppliers to strengthen water stewardship practices and reduce risk.

---

[1] https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-23-000045/0000016918-23-000045.pdf
[2] https://www.cdp.net/en/formatted_responses/responses?campaign_id=83631014&discloser_id=1024623&locale=en&organization_name=Constellation+Brands%2C+Inc.&organization_number=3795&program=Water&project_year=2023&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2023%2Fx1xf84qg%2F305877&survey_id= 82591437
[3] https://www.ceres.org/sites/default/files/Ceres%20Corporate%20Expectations%20for%20Valuing%20Water%202022.pdf

THE COMPANY'S STATEMENT IN OPPOSITION

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The Board has carefully considered the Managing Supply Chain Water Risk Proposal and, while aligned with the intent of the Proponent's mission, believes that issuing a report disclosing how the Company intends to mitigate supply chain water risk is an unnecessary use of the Company's funds, resources, and talent, and is not in the best interests of the Company or its stockholders, particularly considering the actions the Company is already taking to address climate change and sustainability and to report its progress, including efforts to enhance the collection of supplier information to help inform future supplier engagement opportunities.

The Company's ESG strategy is defined as a key strategic pillar in its overall business strategy and its approach in setting its water targets is embedded in its business planning cycle. This approach enables the Company to implement plans that appropriately balance its commitments to driving the business, being good stewards of the environment and its natural resources, and its fiduciary responsibility to stockholders. Additionally, it yields defined and resourced operating plans that the Company can monitor and effectively track progress against, providing opportunities to incorporate learnings and adjustments for improved results moving forward, ensuring meaningful progress is made in the near term. The Company has also formalized Board level oversight of ESG and sustainability strategies, and management actively monitors the Company's initiatives to ensure that they are advancing the Company's commitment to sustainability.

We Regularly Report on Our Sustainability Targets and Progress
Over the past several years, the Company has received multiple stockholder proposals requesting us to generate additional reports. We regularly report on our targets and progress with respect to water restoration, quality, and efficiency, as well as our other sustainability efforts. To align with our business and ESG strategies and to enhance stockholder value, the Company advances its target setting, tracking and assurance, and disclosure in a manner that we determine to be consistent with our industry, our business, our values, and the multiple overlapping and often inconsistent disclosure regimes being developed in various jurisdictions around the world. In light of our current reporting, including our annual ESG Impact Report, most recently published in October 2023, we do not believe that producing the additional report requested by the Proponent would add value for our stockholders, particularly given the significant amount of management time, effort, and expense such additional report would require. Accordingly, we do not believe the report requested by this proposal would add meaningfully to our ongoing reporting and disclosure efforts, or be in the best interests of our stockholders.

Our 2023 ESG Impact Report covers certain ESG data and performance metrics for our business and is prepared with reference to the SASB Alcoholic Beverages Standard. Our 2023 ESG Impact Report also considers the recommendations of the TCFD in developing and disclosing our approach to managing climate risk and opportunity, and it references the United Nations Sustainable Development Goals. Additionally, an internal cross-functional team has been established to prepare us for compliance with the various reporting requirements being developed in jurisdictions around the world.

We Are Making Meaningful Progress on Reducing Water Risk
We recognize access to clean water is a human right and critical to help build strong communities and businesses. Therefore, it is our responsibility to be good stewards of the water we use while working to help ensure the resiliency of water resources for future generations. Aligned to our business priorities, we are focusing our water stewardship efforts on actively managing water use and implementing water savings initiatives, which have become part of our standard business practices. We are continuing to better understand our water risks and opportunities through a global climate scenario risk analysis, which commenced in Fiscal 2024 and which includes a supplier risk assessment. Our 2023 ESG Impact Report highlights several of our water stewardship efforts listed below, and also includes our most recent water efficiency and management metrics.

In Fiscal 2022, we developed a water restoration target to restore approximately 1.1 billion gallons of water withdrawals from local watersheds between Fiscal 2023 and Fiscal 2025. We have made meaningful progress in our water stewardship efforts, and in Fiscal 2023, we surpassed our initial water withdrawal restoration target ahead of our Fiscal 2025 timeline. Consistent with our entrepreneurial culture, we have set a more ambitious target that we plan to achieve by collaborating with key stakeholders, community leaders, and other organizations that share similar values and goals. We are now targeting to restore 5 billion gallons of water withdrawals from local watersheds between Fiscal 2023 and Fiscal 2025, while improving accessibility and quality of water for communities where we operate.

Beer Division Strategy

The strategy for our Mexican beer operations puts an emphasis on water withdrawal restoration and infrastructure improvement for the communities where we operate. Projects have been identified collaboratively and through input and guidance from third-party water restoration organizations that aim to benefit the communities and overall watershed health where we operate, while also contributing to our company-wide water withdrawal restoration target. Specific examples include:

- In the state of Sonora, Mexico, where our Obregón Brewery is located, we have worked with the Yaqui River Irrigation District to support infrastructure upgrades to improve irrigation efficiency and reduce demand in this agricultural region. The Obregón brewery has also introduced a new water recovery plant and a reverse osmosis module that we expect to reduce our freshwater use.
- The Nava Brewery, located in the state of Coahuila, Mexico, continues its commitment to engage with the community around ecosystem stewardship while aiming to optimize water use across the brewery. In Fiscal 2023, a project to optimize water in packaging line vacuum pumps was completed, which enabled us to increase our ability to reuse water. In addition, substantially all of the wastewater generated during the beer production processes is treated in the brewery's wastewater treatment plants.
- Additionally, the Nava Brewery continued its collaboration with local and state governments and the community to improve access to water in the city of Zaragoza, a community near the brewery. The first phase of the community project, which included the drilling of new water wells, was completed in July 2022. As part of the project, portions of the urban and domestic water supply network have been renovated. In February 2023, the project launched needed infrastructure improvements for hydraulic work, further improving the water system and access for the local community.

Wine & Spirits Division Strategy

In our wine & spirits operations, we are working to improve water efficiency by implementing employee education programs and supporting greater adherence to water management best practices to further reduce our overall water withdrawal and use. Specific examples include:

- All our owned and leased vineyards in California routinely adhere to documented water management plans as required by certification programs including the California Sustainable Winegrowing Alliance and/or Fish Friendly Farming. We use the guidance of these plans to support the designated beneficial use of water by developing grape growing goals that account for soil types, slopes, irrigation water availability and quality, and energy efficiency.
- Our multiyear engagement with Leading Harvest, a nonprofit organization committed to increasing the adoption of sustainability practices in agriculture. Leading Harvest provides assurance programs comprised of standards, audit procedures, training and education, and reporting and claim offerings that are optimized for flexibility, scalability, and impact. We are working with Leading Harvest to advance sustainable farming practices across our entire U.S. winegrape portfolio, elevating responsible on-farm practices and outputs with a view to raising standards across the winegrape sector.
- We also seek to help improve water quality and accessibility through our participation in The Napa Valley River Restoration Project, a collaborative project to restore portions of the Napa Valley River. Through mid 2023, this project has improved the Napa Valley River's water quality by reducing erosion and sediment in the river.
- In New Zealand, in the Hawkes Bay region where our Selaks Winery and Hawkes Bay Vineyards are located, our teams are working with policymakers and other stakeholders to protect water supplies for the winery and vineyards as well as the local community.

Partnering with The Nature Conservancy

Our relationship with The Nature Conservancy is central to our commitment to water stewardship and our strategy to help ensure the resiliency of water resources for future generations.

- In 2022, we made our first donation to support the organization's Global Resilient Watersheds program.
- Also in 2022, we made an additional two-year commitment which expanded our support in California's San Joaquin Valley where we operate two wineries , a major distribution hub, and several vineyards.
- In 2023, we made another two-year commitment to support conservation efforts in the Rio Grande Basin. In the Rio Grande Basin, we support a sustainable agriculture program that we believe improves crop, irrigation, and grazing practices and protects groundwater. These nature-based strategies help protect regions in the U.S. and Mexico that are important to our facilities and operations, and they provide volumetric benefits toward our water withdrawal restoration goals while also supporting the communities in which we live and work.

Given such initiatives and for the reasons stated above, the Board believes that issuing a report describing how the Company mitigates supply chain water risks is an unnecessary use of the company's funds, resources, and talent, and is not in the best interests of the Company or our stockholders. The Company's commitment to environmental sustainability is supported by its history of operating responsibly, and it intends to continue to build on that history with targets that are both meaningful and underpinned by robust plans, and by transparently reporting on its delivery against those targets for the benefit of all the Company's stakeholders.

The Board of Directors recommends that the stockholders vote "AGAINST" Proposal 4.

Proposal 5 – Stockholder Proposal Regarding Greenhouse Gas Emissions

STOCKHOLDER PROPOSAL

The Company has received notice of the intention of the As You Sow Foundation, a holder of 186 shares of Class A Stock and whose address will be provided by us upon request, to present the following proposal for voting at the Meeting. The As You Sow Foundation Fund has authorized a representative of As You Sow to present for action at the Meeting the following proposal (the "GHG Proposal"). The text of the stockholder proposal and supporting statement appears exactly as received by the Company. All statements contained in a stockholder proposal and supporting statement are the sole responsibility of the proponent of such stockholder proposal.

WHEREAS: According to the Intergovernmental Panel on Climate Change, the window for limiting global warming to 1.5 degrees Celsius (1.5°C) is quickly narrowing.[1] Investor demand for science-aligned greenhouse gas (GHG) emission reductions reflects the reality that climate change poses a systemic risk to companies and to investor portfolios. Failure to limit global temperature rise is projected to have dramatic economic consequences.[2] Immediate and significant emissions reduction is required of all market sectors.[3]

Constellation Brands identifies numerous climate-related risks in its 10-K, including climate change's negative effects on agricultural productivity and water security.[4] Some of these risks have already manifested: the Company notes that fiscal year 2021 inventory levels for its beer and wine and spirits segments were "negatively impacted by climate-related events."[5] Constellation Brands also identifies regulatory compliance costs associated with climate change as a risk factor.[6] By reducing the emissions from its full value chain, Constellation Brands can mitigate the climate-related risks posed by supply chain disruptions and reduce transition costs associated with new regulations.

While Constellation Brands has committed to reduce its Scope 1 and 2 emissions by 15% by 2025,[7] these targets are not aligned with the global 1.5°C Paris goal. Furthermore, according to the Company's disclosures, over 95% of its emissions fall within Scope 3, meaning that its current climate targets cover less than one percent of its total climate footprint.[8] Constellation Brands can make effective progress in mitigating its climate impact by expeditiously setting 1.5°C-aligned emissions reduction targets for its full value chain.

Constellation Brands lags peers in addressing climate risk. Molson Coors, Heineken, Carlsberg, Diageo, AB InBev, and Rémy Cointreau have all set 1.5°C-aligned reduction targets for their full value chain emissions and validated these targets through the Science Based Targets initiative.[9]

By setting science-based reduction targets covering its full value chain and disclosing a climate transition plan, Constellation Brands can align with peers and assure investors that it is addressing the operational and regulatory risks associated with climate change.

RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding confidential information, disclosing how Constellation Brands intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

SUPPORTING STATEMENT: Proponents recommend, at Company discretion, that the report include:
- A timeline for setting a 1.5°C-aligned Net Zero by 2050 targets for the Company's full value chain GHG emissions, as well as1.5°C -aligned interim goals;

---

[1] https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf, p. 1

[2] https://www.oxfordeconomics.com/resource/the-global-economic-costs-of-climate-inaction/

[3] https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf,p.1

[4] https://www.sec.gov/Archives/edgar/data/16918/000001691823000045/stz-20230228.htm, p. 16

[5] https://ir.cbrands.com/sec-filings/annual-reports/content/0000016918-22-000069/0000016918-22-000069.pdf,p.46

[6] https://www.sec.gov/Archives/edgar/data/16918/000001691823000045/stz-20230228.htm,p.19

[7] https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798, p. 12

[8] https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798, p. 32-34

[9] https://sciencebasedtargets.org/companies-taking-action

- An enterprise-wide climate transition plan to achieve reduction goals across all relevant emissions scopes; and
- Annual progress towards meeting its emission reduction

THE COMPANY'S STATEMENT IN OPPOSITION

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:
The Board has carefully considered the GHG Proposal and, while aligned with the intent of the Proponent's mission, believes that issuing a report disclosing how the Company intends to reduce its full value chain GHG emissions is an unnecessary use of the Company's funds, resources, and talent, and is not in the best interests of the Company or its stockholders, particularly considering the actions the Company is already taking to address climate change and sustainability and to report its progress.

The Company's ESG strategy is defined as a key strategic pillar in its overall business strategy and its approach in setting its GHG targets is embedded in its business planning cycle. This approach enables the Company to implement plans that appropriately balance its commitments to driving the business, being good stewards of the environment and its natural resources, and its fiduciary responsibility to stockholders. Additionally, it yields defined and resourced operating plans that the Company can monitor and effectively track progress against, providing opportunities to incorporate learnings and adjustments for improved results moving forward, ensuring meaningful progress is made in the near term with keeping in mind a longer term aspiration to align to Science Based Target Initiative guidelines. The Company has also formalized Board level oversight of ESG and sustainability strategies, and management actively monitors the Company's initiatives to ensure that they are advancing the Company's commitment to sustainability.

We Regularly Report on Our Sustainability Targets and Progress
Over the past several years, the Company has received multiple stockholder proposals requesting us to generate additional reports. We regularly report on our targets and progress with respect to GHG emissions, as well as our other sustainability efforts. To align with our business and ESG strategies and to enhance stockholder value, the Company advances its target setting, tracking and assurance, and disclosure in a manner that we determine to be consistent with our industry, our business, our values, and the multiple overlapping and often inconsistent disclosure regimes being developed in various jurisdictions around the world. In light of our current reporting, including our annual ESG Impact Report, most recently published in October 2023, we do not believe that producing the additional report requested by the Proponent would add value for our stockholders, particularly given the significant amount of management time, effort, and expense such additional report would require. Accordingly, we do not believe the report requested by this proposal would add meaningfully to our ongoing reporting and disclosure efforts, or be in the best interests of our stockholders.

We Are Making Progress in Reducing GHG Emissions within Our Direct Operations
As part of our commitment to protect the environment and the communities where we operate and live, we continue our efforts to reduce GHG emissions by decreasing dependence on non-renewable energy sources and lowering overall energy consumption. We are working to convert our operations to optimize energy efficiency and implement sustainable energy solutions and technologies, including the following examples:

- We plan to convert a portion of our beer operations to natural gas and invest in wind farms.
- Since mid 2022, the Obregón Brewery has started the transition from fuel oil to natural gas to power its cauldrons, which will help reduce GHG emissions and hazardous waste. In addition, the brewery has been acquiring laser-guided vehicles for use in loading and discharging operations instead of traditional forklifts, preventing additional use of liquefied petroleum gas as fuel.
- To reduce emissions in our wine & spirits division, we purchased six of the first commercially available Monarch tractors. These zero tailpipe-emission tractors are electric, automated, and provide data analysis. The anticipated result in the emissions reduction of using these tractors in our operations is the equivalent of removing approximately 60 passenger vehicles year over year. The addition of the Monarch tractors is part of our effort in working toward building a sustainable tractor fleet across our operations.
- At our Woodbridge Winery in California, substantially all of the electricity procured is from a renewable energy source, an example of a transition away from fossil fuel-derived energy sources.

- Within our wine & spirits operations, we have implemented solar energy technology at certain facilities to provide local renewable energy that advances our ongoing transition away from fossil fuel-derived energy sources.

Improvements in Scope 3 Data Collection

We also recognize that thoughtful collaboration and alignment across our value chain is needed to improve our Scope 3 GHG data collection and benchmarking in an effort to enhance data accuracy. We have implemented a Scope 3 data calculation combination of spend-based methodology ($/emissions) for emission components for which we do not yet have supplier data and weight-based methodology (weight/emissions) for emission components calculated with supplier-provided actual data. We believe this approach improves the accuracy of our Scope 3 data. We're continuing to make progress by improving and expanding our Scope 3 GHG emissions data collection process while working to better understand opportunities to reduce GHG emissions in our value chain through stakeholder assessments, supplier surveys, a global climate scenario risk analysis, which commenced in Fiscal 2024 and which includes a supplier risk assessment, and sharing of best practices. These activities can help inform a more comprehensive value chain engagement strategy.

As evidenced by the approach, disclosures, and oversight noted, the Company takes the issue of climate change seriously, recognizes the importance of reducing GHG emissions to address the issue, and is investing time, effort, and resources to reduce the GHG emissions of its business over time and to transparently report on its progress toward those reductions. The Company's approach does not mean to show a lack of concern by the Board or the Company for this topic, but rather reflects its opposition to the GHG Proposal which mandates the creation and publication of a report that would duplicate the Company's efforts and disclosures. The Company's current disclosures already include:

- an annual ESG Impact Report that discloses, and will continue to disclose, the Company's GHG emissions, break down applicable metrics, and detail the Company's sustainability efforts;
- annual CDP responses, which provide additional insight into the GHG information sought by the GHG Proposal;
- updated disclosure of its ESG strategy in its quarterly and annual reports filed with the SEC; and
- efforts to prepare us for compliance with the various reporting requirements being developed in jurisdictions around the world.

As stated, while aligned to the intent of Proponent's mission, the Board does not believe that the proposed report is the most efficient or helpful method for setting GHG reduction goals, and that adopting the specifics of the proposal is an unnecessary use of the company's funds, resources, and talent, and not in the best interests of the Company or the Company's stockholders. The Company's commitment to environmental sustainability is supported by its history of operating responsibly, and it intends to continue to build on that history with targets that are both meaningful and underpinned by robust plans, and by transparently reporting on its delivery against those targets for the benefit of all the Company's stakeholders.

The Board of Directors recommends that the stockholders vote "AGAINST" Proposal 5.

Proposal 6 – Stockholder Proposal Regarding a Circular Economy for Packaging

STOCKHOLDER PROPOSAL

The Company has received notice of the intention of Warren Wilson College, a holder of 20 shares of Class A Stock and whose address will be provided by us upon request, to present the following proposal for voting at the Meeting. Warren Wilson College has authorized a representative of As You Sow to present for action at the Meeting the following proposal (the "Circular Economy Proposal"). The text of the stockholder proposal and supporting statement appears exactly as received by the Company. All statements contained in a stockholder proposal and supporting statement are the sole responsibility of the proponent of such stockholder proposal.

WHEREAS: The growing plastic pollution and packaging waste crises pose increasing risks to Constellation Brands ("Constellation"). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.[1] Laws to this effect have significant momentum, having been recently adopted in four U.S. states, with additional introduced at the state and federal level.[2] The European Union has already enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.[3] Additionally, consumer demand for sustainable packaging is increasing.[4]

Moreover, plastic pollution generates climate risk. A circular economy, whereby packaging is designed for reuse or recycling, keeping it in the economy and out of the environment is critical to a net-zero emissions world. The Recycling Partnership (TRP), the leading recycling organization, has found that spending only $17 billion to modernize and expand recycling infrastructure would save the equivalent of 710 million metric tons of CO2 over ten years.[5]

Constellation states it is committed to emissions reductions, yet has taken virtually no action to ensure the circularity of its product packaging,[6] despite the fact that its sold products and packaging contribute significantly to Scope 3 emissions at their end-of-life (EOL).[7]

By contrast, more than 100 leading companies embrace circular packaging by acknowledging financial responsibility for the collection, sorting, and recycling of packaging at EOL, a policy known as Extended Producer Responsibility (EPR) and a key component of a circular economy.[8] TRP has encouraged companies to support EPR and to make voluntary financial contributions to recycling infrastructure.[9]

Competitors Diageo, Heineken, Molson Coors, and at least 26 other major companies make voluntary contributions to expand recycling infrastructure.[10] Constellation is not known to support EPR or voluntarily contribute financial resources to help ensure its packaging never becomes waste. Constellation earned an "F" grade on a recent *As You Sow* report evaluating corporate packaging sustainability.[11]

---

[1] https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9
[2] https://www.packworld.com/news/business-intelligence/article/22861621/extended-producer-responsibility- legislation-emerging-in-us
[3] https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own- resources/plastics-own-resource_en
[4] https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/
[5] https://recyclingpartnership.org/paying-it-forward/
[6] https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization
[7] https://ghgprotocol.org/scope-3-technical-calculation-guidance
[8] https://ellenmacarthurfoundation.org/extended-producer- responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w
[9] https://recyclingpartnership.org/residential-recycling-report/?_hsmi=289383278&_hsenc=p2ANqtz-8qWDL8qooeMMtx_ukI50HJYIg84JObV3BoNLzIgQ4QaDliA-s_RS7M2vU-jAzp-fjzjBUknyi-_WxsdRf7gMG8UDIKFw, p. 46
[10] https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 17
[11] https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

In 2023, more than 25% of Constellation shares voted were in favor of an investor proposal to support a circular economy for packaging.[12] Constellation announced plans to improve packaging design but has made no commitment to improve collection and recycling of packaging at EOL. [13]

Constellation could avoid regulatory, environmental, and competitive risks by adopting a circular economy approach to packaging, embracing EPR, and contributing to recycling infrastructure.

RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing opportunities for Constellation to support a circular economy for packaging.

SUPPORTING STATEMENT: The report should assess, at Board discretion:
- The reputational, financial, and operational risks associated with failing to promote a circular economy for packaging; and
- Opportunities to develop policies or goals to support extended producer responsibility and determine an appropriate level and frequency of voluntary financial contributions to recycling infrastructure.

THE COMPANY'S STATEMENT IN OPPOSITION

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:
The Board has carefully considered the Circular Economy Proposal and, while aligned with the intent of the Proponent's mission, believes that issuing a report describing opportunities for the Company to support a circular economy for packaging is an unnecessary use of the Company's funds, resources, and talent and is not in the best interests of the Company or its stockholders, particularly considering the number of actions the Company is already taking to address reducing plastic packaging.

The Company's ESG strategy is defined as a key strategic pillar in its overall business strategy and its approach with respect to sustainable packaging is embedded in its business planning cycle. This approach enables the Company to implement plans that appropriately balance its commitments to driving the business, being good stewards of the environment and its natural resources, and its fiduciary responsibility to stockholders. This approach yields defined and resourced operating plans that the Company can monitor and effectively track progress against, providing opportunities to incorporate learnings and adjustments for improved results moving forward.

We Regularly Report on Our Sustainability Targets and Progress
Over the past several years, the Company has received multiple stockholder proposals requesting us to generate additional reports. We regularly report on our targets and progress with respect to packaging and waste reduction and circular packaging, as well as our other sustainability efforts. To align with our business and ESG strategies and to enhance stockholder value, the Company advances its target setting, tracking and assurance, and disclosure in a manner that we determine to be consistent with our industry, our business, our values, and the multiple overlapping and often inconsistent disclosure regimes being developed in various jurisdictions around the world. In light of our current reporting, including our annual ESG Impact Report, most recently published in October 2023, we do not believe that producing the additional report requested by the Proponent would add value for our stockholders, particularly given the significant amount of management time, effort, and expense such additional report would require. Accordingly, we do not believe the report requested by this proposal would add meaningfully to our ongoing reporting and disclosure efforts, or be in the best interests of our stockholders.

We Are Making Progress in Waste Reduction and Circular Packaging
Constellation Brands continually seeks ways to reduce the waste we generate and improve how we manage our waste to reduce environmental impact, including the following examples:
- In April 2023, we announced our intention to achieve TRUE Zero Waste to Landfill Certification in key operating facilities by Fiscal 2025. TRUE Zero Waste to Landfill Certification is the first zero waste certification program dedicated to measuring, improving, and recognizing zero waste performance by encouraging the adoption of sustainable materials management and reduction practices which contribute

[12] https://www.asyousow.org/resolutions/2022/02/03-constellation-producer-responsibility-packaging
[13] https://cdn.shopify.com/s/files/1/0614/2797/4201/files/2023-ESG-Impact-Report.pdf?v=1697660798

to positive environmental, health, and economic outcomes. To reach this objective, we plan to pursue materials reduction, reuse, substitution, and recycling efforts, as well as composting and diverting waste materials from landfills at our key operating facilities worldwide.

- Also in April 2023, we announced a plan to significantly enhance the use of circular packaging across our beverage alcohol portfolio. To enhance our use of circular packaging, we intend to execute targeted plans to:
    - Replace hi-cone plastic rings with recyclable paperboard for all applicable 4-pack and 6-pack SKUs across our beer portfolio;
    - Reduce our ratio of packaging weight to product weight by 10% across our wine & spirits portfolio; and
    - Ensure that 80% of packaging from our wine & spirits portfolio is returnable, recyclable, or renewable.

Waste Reduction and Circular Packaging Strategies in Action

Our packaging material is almost entirely comprised of glass and aluminum, and only a very small portion of our packing is attributed to plastic. As such, our packaging materials are predominately returnable, recyclable, or reusable. With this in mind, we continue to extend or commitment in packaging and waste reduction and we have a number of initiatives focused on reducing waste in our operations and reducing end of life packaging waste.

The transition to recyclable paperboard is underway in our beer division, as we no longer use hi-cone plastic rings for applicable SKUs and instead ship all such SKUs in the new paperboard packaging. Our wine & spirits division is also taking significant steps forward in packaging and waste reduction across the portfolio with the changes underway for sustainable design acceleration across several brands in our wine & spirits portfolio. Our reduction efforts include incorporating lightweight glass bottles for brands including Meiomi, SIMI, Robert Mondavi, and Kim Crawford Illuminate, label and cork optimizations for brands including Cook's and Woodbridge, and capsule removal for Unshackled and Saldo, among others. We expect these changes will enable us to reduce our environmental impact without sacrificing quality.

The Corona brand is committed to removing 1 million pounds of plastic from our beaches by calendar year 2025. The Protect Our Beaches campaign is composed of three initiatives: high-impact beach clean-ups, internal plastic reduction, and community clean-ups. Since the launch of the campaign in 2020 through Earth Day 2023, Corona has made substantial progress towards achievement of the overall goal. With the transition to recyclable paperboard, the brand has eliminated all plastic used in six-packs of Corona Extra 12 oz. cans. This includes the removal of hi-cone rings and secondary packaging shrink wrap. Corona continues to launch more beach and community clean-ups and remove plastic from its operations, as it continues to further reduce the company's plastic footprint.

The Nava Brewery is continuing its circular economy project to treat certain wastes, including biosolids and sludge, by converting them to compost. With the compost, the brewery has created a garden that grows vegetables served in the facility's general dining room. A meaningful portion of the by-products generated by our Nava operations are valued and marketed for use in the region, including as cattle feed, providing a benefit to nearby communities. The recycling indicator for Fiscal 2023 was the highest in the history of the Nava Brewery, as almost all of waste generated was recycled. At the Obregón Brewery, the brewery installed silos to store grits, eliminating the need to use wood, cardboard, or plastic for grits storage and transport. Both breweries recycle almost all of the waste generated, and most processing by-products are reused as cattle feed.

The Company's management actively monitors the Company's initiatives to ensure that they are advancing the Company's commitment to sustainability. The Company acknowledges the importance of the issue of the reduction of single use plastics and providing the Company's stockholders with relevant disclosures to evaluate the Company's sustainability-related policies and strategies and will continue to report its efforts on the reduction of its use of plastic packaging in future ESG Impact Reports.

We appreciate that the reduction of single use plastics is an ongoing concern and must be addressed accordingly, which is why the Company is committed to reducing its environmental impact through the efforts described above and in its various reporting. Given such initiatives and for the reasons stated above, the Board believes that issuing a report describing opportunities for the Company to support a circular economy for packaging is an unnecessary use of the company's funds, resources, and talent, and is not in the best interests of the Company or our stockholders. The Company's commitment to environmental sustainability is supported by its history of operating responsibly, and it intends to continue to build on that history with targets that are both meaningful and underpinned by robust plans, and by transparently reporting on its delivery against those targets for the benefit of all the Company's stakeholders.

The Board of Directors recommends that the stockholders vote "AGAINST" Proposal 6.

Beneficial Ownership

This section presents information concerning the beneficial ownership of our common stock by certain individuals, entities and groups. Determinations as to whether a particular individual, entity or group is the beneficial owner of our common stock have been made in accordance with Rule 13d-3 under the Exchange Act. The fact that a person is the beneficial owner of shares for purposes of Rule 13d-3 does not necessarily mean that such person would be the beneficial owner of securities for other purposes. The percentages of beneficial ownership reported in this section were calculated on the basis of 182,353,851 shares of Class A Stock and 25,231 shares of Class 1 Stock outstanding as of the close of business on the Record Date, subject to adjustment as appropriate in each particular case in accordance with Rule 13d-3.

Beneficial Ownership of More Than 5% of the Company's Voting Common Stock

The following tables present information, as of the Record Date (except as otherwise indicated in the footnotes to the tables), regarding the beneficial ownership of each person who is known to be the beneficial owner of more than 5% of our Class A Stock.

Except as otherwise noted below, the address of each person or entity listed in the tables is c/o Constellation Brands, Inc., 50 East Broad St., Rochester, NY 14614. To our knowledge, except as noted below, no person or entity is the beneficial owner of more than 5% of the voting power of the Class A Stock.

Class A Stock

	Amount and Nature of Beneficial Ownership					
Name of Beneficial Owner	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose	Total Shares [1]	Percent of Class [1]
Sands Family Group [2]	–	21,461,068	–	21,461,068	21,461,068	11.8%
The Vanguard Group [3]	–	199,369	12,581,423	661,155	13,242,578	7.3%
BlackRock, Inc. [4]	9,762,792	–	10,760,437	–	10,760,437	5.9%

[1] The numbers and percentages reported do not take into account shares of Class A Stock that can be received upon the conversion of Class 1 Stock owned as of the Record Date, or that can be purchased by exercising stock options to acquire shares of Class 1 Stock that are exercisable on or within sixty (60) days after the Record Date. These shares of Class A Stock are not taken into account because, in accordance with the Company's certificate of incorporation, any shares of Class A Stock issued upon exercise of a Class 1 stock option or conversion of shares of Class 1 Stock must be sold immediately in connection with the exercise or conversion, and, therefore, cannot be held by the beneficial owner of the Class 1 Stock.

[2] Based upon information furnished to the Company and information reported in Amendment No. 13 to the Schedule 13D of the Sands Family Group filed on May 12, 2023. The shares are directly owned by several private entities formed and controlled by members of the Sands family, including Richard Sands and Robert Sands. Astra Legacy LLC serves as voting manager for and has shared voting power of 20,488,818 shares of Class A Stock held by various Sands family entities that are part of the Sands Family Group. WildStar serves as co-general partner of various Sands family entities that are part of the Sands Family Group and has shared investment power over 20,488,818 shares of Class A Stock held by such entities. The reporting of shares as beneficially owned by the Sands Family Group shall not be construed as an admission that an agreement to act in concert exists or that the group is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. As of the Record Date, an aggregate of 6,359,728 shares of Class A Stock were pledged to financial institutions to secure obligations of various Sands family investment vehicles. All of these pledged shares are included in the shares reported as beneficially owned by the Sands Family Group. Subject to the terms of the various credit facilities, the number of shares of Class A Stock pledged to secure the credit facilities may increase or decrease from time to time and may be moved by the applicable pledgors among the various financial institutions from time to time. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have certain remedies including the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors.

[3] Information concerning The Vanguard Group presented in the table is based solely on the information reported in Amendment 12 to the Schedule 13G of The Vanguard Group filed on February 13, 2024. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

[4] Information concerning BlackRock, Inc. presented in the table is based solely on the information reported in Amendment 9 to the Schedule 13G of BlackRock, Inc. filed on January 29, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

Beneficial Ownership of Directors and Executive Officers

The following table sets forth, as of the Record Date, the beneficial ownership of Class A Stock and Class 1 Stock by our directors, the named executive officers (as defined under the heading "Compensation Tables and Related Information" below) and all of our directors and executive officers as a group. Unless otherwise noted, the individuals listed in the table have sole voting and dispositive power with respect to the shares attributed to them.

| | Class A Stock [1] | | Class 1 Stock [1] | | | |
| | | | Shares Beneficially Owned | | | |
Name of Beneficial Owner	Shares Beneficially Owned [2]	Percent of Class Beneficially Owned	Outstanding Shares	Shares Acquirable Within 60 Days [3]	Total Shares	Percent of Class Beneficially Owned [4]
William A. Newlands	14,700	*	—	228,421	228,421	90.1%
Garth Hankinson	11,702	*	—	57,533	57,533	69.5%
Robert Hanson [5]	11,769	*	—	40,176	40,176	61.4%
James O. Bourdeau	7,873	*	—	41,942	41,942	62.4%
James A. Sabia, Jr.	25,820	*	—	63,512	63,512	71.6%
Christopher J. Baldwin	240	*	—	301	301	1.2%
Christy Clark	2,305	*	—	4,879	4,879	16.2%
Jennifer M. Daniels	2,888	*	—	5,879	5,879	18.9%
Nicholas I. Fink	1,859	*	—	2,991	2,991	10.6%
William Giles	463	*	—	658	658	2.5%
Ernesto M. Hernández	4,112	*	—	6,089	6,089	19.4%
José Manuel Madero Garza	1,854	*	—	4,879	4,879	16.2%
Daniel J. McCarthy	3,695	*	—	7,130	7,130	22.0%
Robert Sands [6]	21,063,013	11.6 %	—	265,186	265,186	91.3%
Richard Sands [7]	20,691,425	11.3 %	—	253,816	253,816	91.0%
Judy A. Schmeling	6,285	*	—	9,569	9,569	27.5%
Luca Zaramella	554	*	—	658	658	2.5%
All Executive Officers and Directors as a Group (21 persons)	21,173,884	11.6 %	—	1,058,162	1,058,162	97.7%

*   Percentage does not exceed one percent (1%) of the outstanding shares of such class.

[1]   The numbers and percentages reported with respect to Class A Stock do not take into account shares of Class A Stock that can be received upon the conversion of Class 1 Stock owned as of the Record Date, or that can be purchased by exercising stock options to acquire shares of Class 1 Stock that are exercisable on or within sixty (60) days after the Record Date. These shares of Class A Stock are not taken into account because, in accordance with the Company's certificate of incorporation, any shares of Class A Stock issued upon exercise of a Class 1 stock option or conversion of shares of Class 1 Stock must be sold immediately in connection with the exercise or conversion, and therefore, cannot be held by the beneficial owner of the Class 1 Stock.

[2]   The numbers reported reflect the shares of Class A Stock outstanding for each beneficial owner as of the Record Date. For Mses. Clark, Daniels, and Schmeling, and Messrs. Fink, Giles, Hernandez, Madero, McCarthy, Zaramella, Robert Sands, and Richard Sands, such number also includes 463 shares of Class A Stock that are acquirable within sixty (60) days after the Record Date. For Mr. Baldwin, such number also includes 208 shares of Class A Stock that are acquirable within sixty (60) days after the Record Date.

[3]   Reflects the number of shares of Class 1 Stock that can be purchased by exercising stock options that are exercisable on or within sixty (60) days after the Record Date.

⁽⁴⁾ In accordance with Rule 13d-3 of the Exchange Act, the percentages reported with respect to Class 1 Stock are calculated on the basis that (i) the relevant director, executive officer or group holds the shares of Class 1 Stock that such director, executive officer or group can purchase by exercising Class 1 stock options, and (ii) the only outstanding shares of Class 1 Stock are the shares deemed to be held by such director, executive officer or group, as applicable, and the 25,231 shares of Class 1 Stock outstanding as of the Record Date. The high percentages reported for each director, executive and group are a function of the small number of shares of Class 1 Stock outstanding as of the Record Date and this calculation methodology.

⁽⁵⁾ Mr. Hanson's ownership is reported as of his last day of employment on February 29, 2024.

⁽⁶⁾ Substantially all of the shares reported as beneficially owned by Robert Sands are included in the shares reported as beneficially owned by the Sands Family Group in the prior table. Refer to footnote 2 to the prior table for more information regarding such shares including pledging information. The reported shares of Class A Stock over which Robert Sands has the shared power to vote or dispose include 14,592 shares of Class A Stock held directly by a non-reporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock over which Mr. Sands has the shared power to vote or dispose also include 550,540 shares of Class A Stock held by RSS Master LLC, a limited liability company that is wholly owned by a trust for which Mr. Sands serves as trustee and sole beneficiary. The reported shares of Class A Stock over which Mr. Sands has the shared power to dispose also include 20,488,818 shares of Class A Stock held by various Sands family entities of which Mr. Sands indirectly controls the co-general partner of such entities (WildStar), and disclaims beneficial ownership except to the extent of pecuniary interest. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. Amounts reflected in the table above do not include 21,098 shares of Class A Stock beneficially owned directly, or indirectly, by Robert Sands' spouse. Mr. Sands disclaims beneficial ownership of such shares.

⁽⁷⁾ Substantially all of the shares reported as beneficially owned by Richard Sands are included in the shares reported as beneficially owned by the Sands Family Group in the prior table. Refer to footnote 2 to the prior table for more information regarding such shares including pledging information. The reported shares of Class A Stock over which Richard Sands has the shared power to vote or dispose include 14,592 shares of Class A Stock held directly by a non-reporting person for which Mr. Sands was granted a power of attorney. Mr. Sands disclaims beneficial ownership of such shares. The reported shares of Class A Stock over which Mr. Sands has the shared power to vote or dispose also include 187,552 shares of Class A Stock held by RES Master LLC, a limited liability company that is wholly owned by a trust for which Mr. Sands serves as trustee and sole beneficiary. The reported shares of Class A Stock over which Mr. Sands has the shared power to dispose also include 20,488,818 shares of Class A Stock held by various Sands family entities of which Mr. Sands indirectly controls the a co-general partner of such entities (WildStar), and disclaims beneficial ownership except to the extent of pecuniary interest. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. Amounts reflected in the table above do not include 15,720 shares of Class A Stock beneficially owned by Richard Sands' spouse. Mr. Sands disclaims beneficial ownership of such shares.

OTHER MATTERS

As of the date of this Proxy Statement, the Board does not intend to present, and has not been informed that any other person intends to present, any matter at the Meeting other than those specifically referred to in this Proxy Statement. If any other matters properly come before the Meeting, it is intended that the holders of the proxies will act in respect thereto in accordance with their best judgment.

Proxy Solicitation Costs

This solicitation of proxies is being made by the Board, and the cost of such solicitation will be borne by the Company. In addition to solicitation by use of the Internet and the mail, directors, officers, or regular employees of the Company, without extra compensation, may solicit proxies in person or by telephone, facsimile, Internet, or electronic mail. Banks, brokerage firms, and other entities holding stock for others in their names or in the names of nominees are requested to forward the proxy materials to the beneficial owners of such shares. If requested, the Company will reimburse such persons for their reasonable expenses in forwarding the proxy materials. In addition, we have retained Innisfree M&A Incorporated to solicit proxies by mail, telephone, and electronic methods. We will pay a fee of approximately $25,000 to Innisfree M&A Incorporated plus expenses for these services.

Stockholder Proposals for the 2025 Annual Meeting

Stockholder Proposals and Director Nominations for Inclusion in the Proxy Statement for the 2025 Annual Meeting
In order for any stockholder proposal submitted pursuant to Rule 14a-8 promulgated under the Exchange Act to be included in our Proxy Statement to be issued in connection with our 2025 Annual Meeting of Stockholders, such proposal must be received by us no later than the close of business on February 3, 2025, unless the date of the 2025 Annual Meeting of Stockholders is more than 30 days before or after July 17, 2025, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. Any such proposal must also otherwise comply with the requirements of the SEC relating to stockholder proposals.

Other Proposals and Nominations for Presentation at the 2025 Annual Meeting
Section 1.13 of our By-Laws requires advance notice of stockholder business and nominations to be considered at a meeting of stockholders. Those requirements define the procedures that a stockholder of the Company must follow if the stockholder intends to nominate a person for election to the Board or to propose other business to be considered directly at an annual or special meeting of stockholders, rather than for inclusion in our Proxy Statement. These procedures include, among other things, that the stockholder of record give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements.

Generally, in the case of an Annual Meeting of Stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the immediately preceding year's annual meeting. As specified in our By-Laws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or more than 70 days after the first anniversary of the prior year's meeting. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19(b).

Accordingly, assuming that the Company's 2025 Annual Meeting of Stockholders is held not more than 30 days before or more than 70 days after the anniversary of the Meeting, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary no later than the close of business on March 20, 2025, and no earlier than the close of business on February 17, 2025, and comply with the requirements of our By-Laws. In accordance with our By-Laws, the Chairperson of the 2025 Annual Meeting of Stockholders may determine, if the facts warrant, that a nomination or other proposal has not been properly brought before the meeting and, therefore, may be disregarded and not be considered at the meeting. These procedures are only a summary of the provisions regarding stockholder nominations of directors and proposals of other business in our By-Laws. Please refer to our By-Laws for more information on these requirements.

A copy of our By-Laws specifying the advance notice requirements for proposing business or director nominations has been filed with the SEC and is available on the SEC's website. See the subheading "Corporate Governance, Nominating, and Responsibility Committee" for information regarding submission of a recommendation of a director nominee for consideration by the CGNR Committee.

All such communications regarding the 2025 Annual Meeting of Stockholders must be provided in writing and be directed to the attention of the Company's Secretary, Constellation Brands, Inc., 50 East Broad St., Rochester, NY 14614.

The Chairperson or other officer presiding at the annual meeting has the sole authority to determine whether any nomination or other proposal has been properly brought before the meeting in accordance with our By-Laws. If we receive a proposal other than pursuant to Rule 14a-8 or a nomination for the 2025 Annual Meeting of Stockholders, and such nomination or other proposal is not delivered within the time frame specified in our By-Laws, then the person(s) appointed by the Board and named in the proxies for the 2025 Annual Meeting of Stockholders may exercise discretionary voting power if a vote is taken with respect to that nomination or other proposal.

Householding of Proxy Materials

The Company and some brokers "household" the Annual Report and proxy materials, delivering a single copy of each to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that they or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate copy of the proxy materials, including the Annual Report, or if you are receiving multiple copies of the proxy materials and wish to receive only one, please notify your broker, if your shares are held in a brokerage account, or the Company, if you hold registered shares, at which time we will promptly deliver separate copies of the materials to each of the affected stockholders or discontinue the practice, according to your wishes. You can notify us by sending a written request to Constellation Brands, Inc., Attn: Investor Relations, 50 East Broad St., Rochester, NY 14614 or by telephone at 888-922-2150.

Available Information; Website Materials

Our Code of Business Conduct and Ethics and our Global Code of Responsible Practices for Beverage Alcohol Advertising and Marketing are available on our website at www.cbrands.com/pages/policies. Our Chief Executive Officer and Senior Financial Executive Code of Ethics, policy regarding Communications from Stockholders or Other Interested Parties, Corporate Governance Guidelines, and the charters of the Audit Committee, the CGNR Committee, and the Human Resources Committee are available on our investor relations website at https://ir.cbrands.com and are also available in print to any stockholder who requests them. Such requests should be directed to Constellation Brands, Inc., Attn: Investor Relations, 50 East Broad St., Rochester, NY 14614. Additionally, any amendments to, and waivers granted to our directors and executive officers under, our codes of ethics referred to above will be posted in this area of our investor relations website.

Throughout this Proxy Statement, we refer to materials that are available on our websites. Such materials are not made a part of this Proxy Statement and are not incorporated by reference.

QUESTIONS AND ANSWERS

Why am I receiving these materials?

The Board has made these materials available to you over the Internet or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the Meeting. The Meeting is scheduled to be held on Wednesday, July 17, 2024 at 11:00 a.m. (EDT), via online audio-only webcast. This solicitation is for proxies for use at the Meeting or at any reconvened meeting after an adjournment or postponement of the Meeting.

What constitutes a quorum?

Holders of shares representing a majority of the outstanding aggregate voting power of Class A Stock entitled to vote at the Meeting, present at the Meeting in person or by proxy, will constitute a quorum. Shares represented by proxies marked as abstentions will be counted toward determining the presence of a quorum. Shares with respect to which broker non-votes occur will be counted as shares present for purposes of determining whether a quorum is present at the Meeting.

How do I vote my shares?

If your shares are owned directly in your name in an account with the Company's stock transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered the stockholder of record of those shares in your account and you have the right to vote those shares. If your shares are held in an account with a broker or other nominee, you are considered a "beneficial" stockholder of those shares, which are held in "street name." The broker or other nominee is considered the stockholder of record for those shares. As a beneficial owner, you have the right to instruct the broker or other nominee how to vote those shares.

How can I vote my shares and participate at the Meeting?

The Meeting will be held entirely online to allow greater participation. Stockholders may participate in the Meeting by visiting the following website: www.virtualshareholdermeeting.com/STZ2024. To participate in the Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or voting instruction card, or on the instructions that accompanied your proxy materials. Both shares held in your name as the stockholder of record and shares for which you are the beneficial owner but not the stockholder of record may be voted electronically during the Meeting. However, even if you plan to attend the Meeting online, the Company recommends that you submit your proxy in advance at www.proxyvote.com, so that your vote will be counted if you later decide not to attend the Meeting.

How can I vote my shares without attending the Meeting?

To ensure that your shares are voted without attending the Meeting, please follow the instructions for Internet or telephone voting on the Notice. If you request printed copies of the proxy materials by mail, you may also vote by signing and submitting your proxy card and returning it by mail, if you are the stockholder of record, or by signing the voting instruction card provided by your bank or broker and returning it by mail, if you are the beneficial owner but not the stockholder of record. This way your shares will be represented whether or not you are able to attend the Meeting.

How can I change my vote?

You may revoke your proxy at any time before the proxy is exercised by delivering a written revocation to the Secretary of the Company or by submitting a proxy bearing a later date by telephone, via the Internet, or in writing.

What vote is required for the proposals, and how are votes counted for those proposals?

	Proposal	Required Vote	Routine/Non-Routine	Treatment of Abstentions	Treatment of Broker Non-Votes
1	To elect the thirteen directors named in this proxy statement	Directors are elected using a majority vote standard under which the votes "for" a director nominee must exceed 50% of the number of votes cast by the holders of the shares entitled to vote in person or represented by proxy at the Meeting.	Non-Routine	No effect *	No effect *
2	To ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2025	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Routine	Have the effect of a vote against	Broker non-votes generally should not occur with respect to routine matters
3	To approve, by an advisory vote, the compensation of our named executive officers	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Non-Routine	Have the effect of a vote against	No effect *
4	To consider and vote upon a stockholder proposal regarding managing supply chain water risk, if properly presented at the Meeting.	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Non-Routine	Have the effect of a vote against	No effect *
5	To consider and vote upon a stockholder proposal regarding greenhouse gas emissions, if properly presented at the Meeting.	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Non-Routine	Have the effect of a vote against	No effect *
6	To consider and vote upon a stockholder proposal regarding circular packaging, if properly presented at the Meeting.	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Non-Routine	Have the effect of a vote against	No effect *

* Not included in numerator or denominator.

What is a routine matter and what is a broker non-vote?

The rules of the NYSE determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker or other nominee holding shares for an owner in "street name" may vote on the proposal without receiving voting instructions from the owner under certain circumstances. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. "Broker non-votes" occur when brokers or other nominees submit proxies relating to shares held in "street name" that they may vote with respect to at least one of, but not all, the matters to be considered at the Meeting because they have not received instructions from the respective beneficial owners of the shares.

What if I do not specify how I want my shares voted?

If you submit a proxy but no specific instructions are given on all matters, the shares represented by your proxy will be voted:

- FOR the election of each of the director nominees named in Proposal 1;
- FOR the proposal to ratify the appointment of KPMG LLP in Proposal 2;
- FOR the advisory vote to approve executive compensation in Proposal 3; and
- AGAINST each of the stockholder proposals in Proposals 4, 5, and 6.

Electronic Access to Proxy Materials and Annual Report

This Proxy Statement and our 2024 Annual Report are available on our website at https://ir.cbrands.com.

Instead of receiving paper copies of next year's Proxy Statement and Annual Report by mail, you can elect to receive an e-mail message that will provide a link to those documents online. By opting to access your proxy materials online, you will:

- Gain faster access to your proxy materials;
- Save us the cost of producing and mailing documents to you; and
- Help preserve environmental resources.

Constellation stockholders who have enrolled in the electronic access service previously will receive their materials online this year.

Instructions for the Virtual Meeting

You are entitled to attend the Meeting only if you were a stockholder of record as of the Record Date, or you hold a valid proxy for the Meeting. You may attend the Meeting, vote, and submit a question during the Meeting by visiting www.virtualshareholdermeeting.com/STZ2024 and using your 16-digit control number included on your Notice, on your proxy card or voting instruction card, or on the instructions that accompanied your proxy materials to enter the Meeting.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

How can I submit a question?

If you wish to submit a question, you may do so in two ways. If you want to ask a question any time before 11:59 p.m. (EDT) on July 16, 2024, you may log into www.proxyvote.com and enter your 16-digit control number. Once past the login screen, click on "Question for Management," select a question topic, type in your question, and click "Submit." Alternatively, if you want to submit your question the day of the Meeting, beginning at 10:45 a.m. (EDT) you may log into the virtual meeting platform at www.virtualshareholdermeeting.com/STZ2024, navigate to the "Ask A Question" field, select a question topic, type your question, and click "Submit."

Questions pertinent to meeting matters will be answered during the Meeting, subject to time constraints. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to Meeting matters and therefore will not be answered.

May 27, 2024

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Proxy Statement are forward-looking statements. The words "anticipate," "expect," "intend," "will," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to business strategy, future operations, business, and financial position, ESG targets and efforts, and prospects, plans, and objectives of management and the Board, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, that could cause actual results or events to differ materially from those set forth in, or implied by, such forward-looking statements.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results or events will in fact occur. All forward-looking statements speak only as of the date of this Proxy Statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.

In addition to risks and uncertainties associated with ordinary business operations and conditions in the general economy and markets in which we compete, our forward-looking statements contained in this Proxy Statement are also subject to the risk, uncertainty, and possible variance from our current expectations regarding: water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers; the ability to respond to anticipated inflationary pressures, including reductions in consumer discretionary income and our ability to pass along rising costs through increased selling prices; the actual impact to supply, production levels, and costs from global supply chain disruptions and constraints, transportation challenges (including from labor strikes or other labor activities), shifting consumer behaviors, wildfires, and severe weather events; reliance on complex information systems and third-party global networks as well as risks associated with cybersecurity and artificial intelligence; economic and other uncertainties associated with our international operations; dependence on limited facilities for production of our Mexican beer brands, including beer operations expansion, optimization, and/or construction activities, scope, capacity, supply, costs (including impairments), capital expenditures, and timing; results of the potential sale of the remaining assets at our canceled brewery construction project located in Mexicali, Baja California, Mexico or obtaining other forms of recovery; operational disruptions or catastrophic loss to our breweries, wineries, other production facilities, or distribution systems; the impact of military conflicts, geopolitical tensions, and responses, including on inflation, supply chains, commodities, energy, and cybersecurity; climate change, ESG regulatory compliance and failure to meet emissions, stewardship, and other ESG targets, objectives, or ambitions; reliance on wholesale distributors, major retailers, and government agencies; contamination and degradation of product quality from diseases, pests, weather, and other conditions; communicable disease outbreaks, pandemics, or other widespread public health crises and associated governmental containment actions; effects of employee labor activities that could increase our costs; a potential decline in the consumption of products we sell and our dependence on sales of our Mexican beer brands; impacts of our acquisition, divestiture, investment, and new product development strategies and activities; dependence upon our trademarks and proprietary rights, including the failure to protect our intellectual property rights; potential damage to our reputation; competition in our industry and for talent; our indebtedness and interest rate fluctuations; our international operations, worldwide and regional economic trends and financial market conditions, geopolitical uncertainty, or other governmental rules and regulations; class action or other litigation we may face; potential write-downs of our intangible assets, such as goodwill and trademarks; changes to tax laws, fluctuations in our effective tax rate, accounting for tax positions, the resolution of tax disputes, changes to accounting standards, elections, assertions, or policies, and the impact of a global minimum tax rate; the amount, timing, and source of funds for any share repurchases; the amount and timing of future dividends; and ownership of our Class A Stock by the Sands Family Stockholders and their Board nomination rights as well as the choice-of-forum provision in our By-laws.

MARKET POSITIONS AND INDUSTRY DATA

Market positions and industry data discussed in this Proxy Statement have been obtained or derived from industry publications, including Circana. We have not independently verified the data from these industry publications. Unless otherwise noted, all references to market positions are based on U.S. dollar sales.

DEFINED TERMS

Unless the context otherwise requires, the terms "Constellation Brands," "Constellation," "Company," "CBI," "we," "our," or "us" refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this Proxy Statement that are specific to us or are abbreviations that may not be commonly known or used.

Term	Meaning
2005 SERP	2005 Supplemental Executive Retirement Plan
2024 Form 10-K	our Annual Report on Form 10-K for Fiscal 2024
AMIP	Annual Management Incentive Program
AutoZone	AutoZone, Inc.
BJ's	BJ's Wholesale Club Holdings Inc.
Board	Board of Directors of the Company
By-laws	our amended and restated by-laws
Canopy	Canopy Growth Corporation, an Ontario, Canada-based public company in which we have an investment
Canopy EIE	Canopy related equity in earnings (losses) and related activities
CAP	compensation actually paid
CD&A	Compensation Discussion and Analysis section of this Proxy Statement
CEO	Chief Executive Officer
CGNRC or CGNR Committee	Corporate Governance, Nominating, and Responsibility Committee
Class 1 Stock	our Class 1 Convertible Common Stock, par value $0.01 per share
Class A Stock	our Class A Common Stock, par value $0.01 per share
Class B Stock	our Class B Convertible Common Stock, par value $0.01 per share, eliminated on November 10, 2022, pursuant to the Reclassification
Comparable EBIT	comparable earnings before interest and taxes and excluding Canopy EIE, used for AMIP purposes
Corporate Governance Guidelines	Board of Directors' Corporate Governance Guidelines
CPG	consumer packaged goods
CSM	company selected measure
CSR	corporate social responsibility
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Protection Act of 2010
Elliott Management	Elliott Investment Management L.P. and certain of its affiliates
ERM	enterprise risk management
ESG	environmental, social, and governance
ESPP	1989 Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FCF	free cash flow
Fiscal 2021	the Company's fiscal year ended February 28, 2021
Fiscal 2022	the Company's fiscal year ended February 28, 2022
Fiscal 2023	the Company's fiscal year ended February 28, 2023
Fiscal 2024	the Company's fiscal year ended February 29, 2024
Fiscal 2025	the Company's fiscal year ending February 28, 2025
Fiscal 2026	the Company's fiscal year ending February 28, 2026
Fiscal 2028	the Company's fiscal year ending February 29, 2028
Fortune Brands	Fortune Brands Innovations, Inc.
Frontier	Frontier Communications Corporation

Term	Meaning
FW Cook	Frederic W. Cook & Co., Inc.
FY	fiscal year
FYE	fiscal year end
GAAP	generally accepted accounting principles in the U.S.
GHG	greenhouse gas
GM de Mexico	General Motors de Mexico, S. de R.L. de C.V.
Hotel Properties	Lake House in Canandaigua, New York and the Seagate Hotel & Spa, Beach Club, and Country Club in Delray Beach, Florida
HRC	Human Resources Committee
LTSIP	Long-Term Stock Incentive Plan
Meeting	2024 Annual Meeting of Stockholders of the Company and any adjournment or postponement thereof
Mondelēz	Mondelēz International
NA	not applicable
Nava	Nava, Coahuila, Mexico
Nava Brewery	brewery located in Nava
NEOs	named executive officers
Notice	Important Notice Regarding the Availability of Proxy Materials
NQSOs	non-qualified stock options
NQSP	Non-Qualified Savings Plan
NYSE	New York Stock Exchange
Obregón	Obregón, Sonora, Mexico
Obregón Brewery	brewery located in Obregón
Organic Net Sales	prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate
PCAOB	Public Company Accounting Oversight Board
PEO	Principal executive officer
PSU	performance share unit
Reclassification	the reclassification, exchange, and conversion of the Company's common stock to eliminate the Class B Stock pursuant to the terms and conditions of the Reclassification Agreement
Reclassification Agreement	reclassification agreement in support of the Reclassification, dated June 30, 2022, among the Company and the Sands Family Stockholders
Record Date	as of the close of business May 20, 2024
RSU	restricted stock unit
Sands Family Stockholders	RES Master LLC, RES Business Holdings LP, SER Business Holdings LP, RHT 2015 Business Holdings LP, RSS Master LLC, RSS Business Holdings LP, SSR Business Holdings LP, RSS 2015 Business Holdings LP, RCT 2015 Business Holdings LP, RCT 2020 Investments LLC, NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Business Management LLC, SSR Business Management LLC, LES Lauren Holdings LLC, MES Mackenzie Holdings LLC, Abigail Bennett, Zachary Stern, A&Z 2015 Business Holdings LP (subsequently liquidated), Marilyn Sands Master Trust, MAS Business Holdings LP, Sands Family Foundation, Richard Sands, Robert Sands, WildStar, Astra Legacy LLC, AJB Business Holdings LP, and ZMSS Business Holdings LP
SEC	Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan, collectively with the 2005 SERP
TAC	total annual cash compensation (consisting of base salary and target short-term cash incentives)

Term	Meaning
TDC	total direct compensation (consisting of target TAC plus the grant date fair value of long-term incentives)
Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718
TSR	total stockholder return
U.S.	United States of America
Veracruz	Heroica Veracruz, Veracruz, Mexico
WildStar	WildStar Partners LLC
Wine Divestiture	sale of certain mainstream and premium wine brands and related inventory

Appendix 1: Reconciliation of Non-GAAP Items

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting.

We provide Organic Net Sales because we use this information in monitoring and evaluating the underlying business trends of our core operations.

Comparable EBIT, as used by us, is considered a performance measure and we consider net income (loss) attributable to CBI the most comparable GAAP measure. Comparable EBIT is used by management in evaluating the results of our core operations.

Financial measures excluding Canopy EIE are non-GAAP financial measures and are provided because management uses this information to evaluate the results of our core operations which management has determined does not include our investment in Canopy.

FCF is considered a liquidity measure and provides useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of FCF is that it does not represent the total increase or decrease in the cash balance for the period.

In addition, we believe this information provides investors, financial analysts covering the Company, rating agencies, and other external users valuable insight to understand how management views the Company's performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP.

Reconciliation of Canopy EIE (GAAP) to Comparable Canopy EIE (Non-GAAP)

	Fiscal 2024	Fiscal 2023	Fiscal 2022
(in millions)			
Equity losses and related activities, Canopy EIE (GAAP) [1]	$ (321.3)	$ (949.3)	$ (73.6)
Net (gain) loss on fair value financial instruments	29.9	94.4	(155.6)
(Gain) loss on dilution of Canopy stock ownership	16.6	97.7	(70.9)
Acquisition costs	5.1	8.9	4.5
Restructuring and other strategic business development costs	160.9	123.5	82.4
Goodwill impairment	14.1	461.4	—
Net (gain) loss on discontinued operations	22.9	—	—
Other (gains) losses	7.2	5.2	35.0
Comparable adjustments, Canopy EIE (Non-GAAP) [2]	256.7	791.1	(104.6)
Comparable equity losses and related activities, Canopy EIE (Non-GAAP)	$ (64.6)	$ (158.2)	$ (178.2)

[1] Equity losses and related activities are included in income (loss) from unconsolidated investments.

[2] Management excludes items that affect comparability from its evaluation of Canopy's results as these comparable adjustments are not reflective of its core operations.

Reconciliation of Net Income (Loss) Attributable to CBI (GAAP) to Comparable EBIT (Non-GAAP)

				Percent Change	
	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2024 compared to Fiscal 2023	Fiscal 2023 compared to Fiscal 2022
(in millions)					
Net income (loss) attributable to CBI (GAAP)	$ 1,727.4	$ (71.0)	$ (40.4)	(2,533)%	76 %
Plus: Net income (loss) attributable to noncontrolling interest (GAAP)	37.8	32.5	41.4		
Provision for (benefit from) income taxes (GAAP)	456.6	422.1	309.4		
Loss on extinguishment of debt (GAAP)	0.7	24.2	29.4		
Interest expense (GAAP)	435.4	398.7	356.4		
Adjusted EBIT (Non-GAAP)	2,657.9	806.5	696.2	230 %	16 %
Less: Comparable adjustments (Non-GAAP)[1]	(553.8)	(2,101.5)	(2,092.3)		
Comparable equity losses and related activities, Canopy EIE (Non-GAAP)	(64.6)	(158.2)	(178.2)		
Comparable EBIT (Non-GAAP)	$ 3,276.3	$ 3,066.2	$ 2,966.7	7 %	3 %

[1] Management excludes items that affect comparability from its evaluation of the results as these comparable adjustments are not reflective of core operations. Operating performance and the incentive compensation of management are evaluated based on core operating income (loss) which does not include the impact of these comparable adjustments. The comparable adjustments that impacted comparability in our results for each period are as follows:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
(in millions)			
Restructuring and other strategic business development costs	$ (46.3)	$ (11.1)	$ (2.0)
Net gain (loss) on undesignated commodity derivative contracts	(44.2)	(15.0)	109.9
Transition services agreements activity	(24.9)	(20.5)	(19.2)
Gain (loss) on sale of business	(15.1)	15.0	1.7
Flow through of inventory step-up	(3.6)	(4.5)	(0.1)
Transaction, integration, and other acquisition-related costs	(0.6)	(1.4)	(1.4)
Insurance recoveries	55.1	5.2	—
Settlements of undesignated commodity derivative contracts	15.0	(76.7)	(35.9)
Costs associated with the Reclassification	0.2	(37.8)	—
Impairments of assets	—	(66.5)	—
Net flow through of reserved inventory	—	1.2	12.1
Recovery of (loss on) inventory write-down	—	0.2	(1.0)
Impairment of brewery construction in progress	—	—	(665.9)
Other gains (losses)	(11.4)	18.1	(2.3)
Comparable adjustments, Income (loss) from unconsolidated investments	(478.0)	(1,907.7)	(1,488.2)
Comparable adjustments, Adjusted EBIT	$ (553.8)	$ (2,101.5)	$ (2,092.3)

Restructuring and other strategic business development costs
We recognized costs in connection with certain activities which are intended to streamline, increase efficiencies, and reduce our cost structure.

Undesignated commodity derivative contracts
Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts

is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

Transition services agreements activity

We recognized costs in connection with transition services agreements related to the previous sale of a portion of our wine & spirits business.

Gain (loss) on sale of business

We recognized a net gain (loss) primarily from (i) the divestitures related to the craft beer business (Fiscal 2024), and (ii) the Wine Divestiture (Fiscal 2023).

Flow through of inventory step-up

In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventories on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired business prior to acquisition.

Transaction, integration, and other acquisition-related costs

We recognized costs in connection with our investments, acquisitions, and divestitures.

Insurance recoveries

We recognized business interruption and other recoveries largely related to severe winter weather events.

Costs associated with the Reclassification

We recognized costs primarily related to professional and consulting fees, printing and mailing the associated proxy statement/prospectus, filing and other fees paid to the Securities and Exchange Commission, and the acceleration of certain commitments in connection with the Reclassification.

Impairments of assets

We recognized trademark and other long-lived asset impairment losses within our previously-owned craft beer business.

Net flow through of reserved inventory

We sold reserved inventory previously written down following the 2020 U.S. West Coast wildfires.

Recovery of (loss on) inventory write-down

We recognized a gain from a change in estimate on reserved bulk wine inventory and certain grapes as a result of smoke damage sustained during the 2020 U.S. West Coast wildfires.

Recovery of (loss on) inventory write-down

We recognized an impairment of long-lived assets in connection with certain assets.

Other gains (losses)

Primarily includes the following:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
(in millions)			
Net loss from changes in the indemnification of liabilities associated with prior period divestitures	$ (12.7)	$ —	$ —
Decreases (increases) in estimated fair values of contingent liabilities associated with prior period acquisitions	$ 2.0	$ 12.9	$ (9.6)
Gain from remeasurement of previously held equity method investment	$ —	$ 5.2	$ 13.5
Property tax settlement	$ —	$ —	$ 10.4
Adjustment to understated excise tax accruals primarily related to a prior period acquisition	$ —	$ —	$ (13.3)

Comparable adjustments, Income (loss) from unconsolidated investments

Primarily includes the following:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
(in millions)			
Comparable adjustments, Canopy EIE	$ (256.7)	$ (791.1)	$ 104.6
Unrealized gain (loss) from the changes in fair value of our securities measured at fair value	$ (85.4)	$ (45.9)	$ (1,644.7)
Impairment of equity method investments	$ (136.1)	$ (1,060.3)	$ —
Net gain (loss) on sale of unconsolidated investment	$ 0.3	$ —	$ 51.0

Reconciliation of Reported Net Sales (GAAP) to Organic Net Sales (Non-GAAP)

(in millions)	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2024 compared to Fiscal 2023	Fiscal 2023 compared to Fiscal 2022
				Percent Change	
Net sales (GAAP)	$ 9,961.8	$ 9,452.6	$ 8,820.7	5 %	7 %
Divestiture [1]	—	(38.5)	(116.7)		
Organic net sales (Non-GAAP)	$ 9,961.8	$ 9,414.1	$ 8,704.0	6 %	8 %

[1] The divestiture impacting the applicable periods below consist of the following:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Wine Divestiture	NA	03/01/2022 - 10/05/2022	03/01/2021 - 02/28/2022

Reconciliation of Net Cash Provided by Operating Activities (GAAP) to FCF (Non-GAAP)

(in millions)	Fiscal 2024	Fiscal 2023
Net cash provided by operating activities (GAAP)	$ 2,780.0	$ 2,756.9
Purchase of property, plant, and equipment	(1,269.1)	(1,035.4)
FCF (Non-GAAP)	$ 1,510.9	$ 1,721.5